AR/S
P.E.
12-31-06

ZIPREALTY INC
2006 ANNUAL REPORT


07051035

Real Estate is Real People, Real Stories


SOLD
SOLD
ZIP
REALTY



& Real Success

To our Stockholders,



From the very beginning, the people at ZipRealty have focused on creating relationships with our customers. Our agents in the field and our corporate team worked together to welcome more than 12,600 new and returning customers into the ZipRealty family this year.

To us, real estate is about more than just buying and selling homes – it's about the people inside those homes, and making their experiences easy (and even enjoyable)! From the first-time home buyer who needs information, to the family who needs a bigger house with room to grow, to the retired couple who needs to downsize – and everyone else in between – we've made it our business to help each of our customers fulfill their individual needs and desires. In short, real estate is more than just a business to us – it's a process that includes working with our customers and agents, and a promise to make home buying or selling rewarding.

In 2006 we continued to break new ground for customers and agents. We opened up our website to allow customers to post comments about properties, and by the end of the year we had over 1.25 million active users, making us one of the 10 most popular real estate sites on the web. We also added new marketing and technical tools for our agents, enhancing their ability to provide customers with top-notch responsive and personalized service. We continued to set the standard for excellent service in the real estate industry with a 96% customer satisfaction rating, and we look forward to further exceeding customer expectations in 2007.

We faced a challenging real estate market in 2006. Despite the strong market headwinds, we're happy to report that we held or grew our market share in nearly every metro area. In addition, we added more than 400 agents to our already stellar roster and increased our revenue from $93.4 to $95.4 million.

While we're excited about what we accomplished in 2006, we're even more excited about where these accomplishments, and the foundation they have created, will take us in 2007 and beyond. Our ability to grow in the midst of a difficult market solidifies ZipRealty as a serious competitor amongst the largest, most widely recognized real estate companies in the nation, and one designed for long-lasting success.

Sincerely,

Richard F. Sommer
Chief Executive Officer





UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K


SEC MAIL PROCESSING
RECEIVED
APR 16 2007
WASH, D.C.
185
SECTION

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 000-31376

ZIPREALTY, INC.

(Exact name of registrant as specified in its charter)

DELAWARE *(State of incorporation)*	**94-3319956** *(IRS employer identification number)*
2000 POWELL STREET, SUITE 300 **EMERYVILLE, CA** *(Address of principal executive offices)*	**94608** *(Zip Code)*

(510) 735-2600
(Registrant's telephone number)

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class:	Name of Each Exchanged on Which Registered:
Shares of Common Stock, $0.001 par value	The Nasdaq Global Market

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☑ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

At March 1, 2007, the aggregate market value of the voting and non-voting common equity held by non-affiliates (meaning all shares not beneficially owned by directors or executive officers of the registrant) was $109 million (based on a price of $8.48 per share, which was the closing price of the registrant's common stock on the Nasdaq Global Market on the last business day of the registrant's most recently completed second fiscal quarter).

We had 22,159,358 shares of common stock outstanding at March 1, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

Pursuant to General Instruction G(3), Part III, Items 10, 11, 12, 13 and 14 incorporate by reference information from the Proxy Statement for the Registrant's 2007 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year ended December 31, 2006.

TABLE OF CONTENTS

Statement regarding forward-looking statements

This report includes forward-looking statements. All statements other than statements of historical facts contained in this report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "will," "should," "could," "estimate," "continue," "anticipate," "intend," "expect," "plan," "potential," "predict" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Forward-looking statements contained in this report include, but are not limited to, statements relating to:

- our future financial results;
- our future growth and expansion into new markets;
- our future advertising and marketing activities; and
- our future investment in technology.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors" in Item 1A of Part I. No forward-looking statement is a guarantee of future performance and you should not place undue reliance on any forward-looking statement.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Except as otherwise required by law, we undertake no obligation to update or revise any forward-looking statement contained in this report.

Trademarks

"ZipRealty," "ZipAgent," "ZipNotify," "Real-Estate.com" and "Your home is where our heart is" are our registered trademarks in the United States. "REALTOR" and "REALTORS" are registered trademarks of the National Association of REALTORS®. All other trademarks, trade names and service marks appearing in this report are the property of their respective owners.

Internet Site

Our Internet address is www.ziprealty.com. We make publicly available free of charge on our Internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Information contained on our website is not a part of this annual report on Form 10-K.

Where You Can Find Additional Information

You may review a copy of this annual report on Form 10-K, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the Securities and Exchange Commission's Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as ZipRealty, that file electronically with the Securities and Exchange Commission.

PART I

Item 1. *Business:*

OVERVIEW

We are a full-service residential real estate brokerage firm, using the Internet, proprietary technology and efficient business processes to provide home buyers and sellers with high-quality service and value. Our solution includes a client-centric business approach, a sophisticated website that empowers home buyers and sellers with relevant information, a proprietary business management technology platform and significant financial savings for consumers. With operations in 24 major metropolitan areas, we employ over 1,800 sales agents, known as ZipAgents, all of whom are licensed in their local markets, are members of the National Association of REALTORS®, or NAR, and work for us on an exclusive, full-time basis. We believe that this unique employee-based model in an industry characterized almost exclusively by independent contractors provides us with a distinct competitive advantage in being able to consistently deliver outstanding service to our clients.

Through our website, registered users can access a broad range of current information and powerful tools to research and commence the process of buying or selling a home, including direct access to comprehensive local Multiple Listing Service(s), or MLS(s), home listings data, such as asking prices, home layouts and other features. Each MLS is a database of available homes listed for sale by participating member agents to facilitate broker cooperation. We also provide information in addition to MLS data, including neighborhood attributes, new home listings, school district information, comparable home sales data, maps and driving directions. We attract users to our website through a variety of marketing channels, including online advertising, word-of-mouth and advertisements in traditional media.

Our proprietary ZipAgent Platform, or ZAP, automatically matches registered users with our local ZipAgents who market and provide our comprehensive real estate brokerage services, including showing properties to our buyers and listing and marketing properties on behalf of our sellers, as well as negotiating, advisory, transaction processing and closing services. Our ZAP technology also includes a customer relationship management system that identifies and analyzes user behavior on our website allowing us to provide more relevant information and service to clients and a business management system that allows our managers to monitor the activities of our ZipAgents to ensure a high level of client service. According to a 2006 survey by the California Association of REALTORS®, 94% of home buyers who used the Internet as an important part of their overall home buying and selection process were very satisfied, compared to only 25% for traditional home buyers who did not use the Internet as an important part of their process.

Our business was founded in 1999 and has grown rapidly since inception. We generate revenues principally from earning brokerage commissions in connection with representing buyers and sellers of residential real estate. In 2006, we generated $95.4 million in net revenues, compared to $93.4 million in 2005, $62.3 million in 2004, $33.8 million in 2003 and $17.2 million in 2002. As of March 1, 2007, we had approximately 1.4 million active registered users who had accessed our website within the last twelve months. Since our inception through December 31, 2006 we have closed over 43,000 real estate transactions with an aggregate transaction value of approximately $14.6 billion. We currently have operations in Atlanta, Baltimore, Washington D.C., Boston, Chicago, Dallas, Los Angeles, Orange County, Phoenix/Scottsdale, Sacramento, San Diego, the San Francisco Bay Area, Seattle, Las Vegas, Houston, Miami, Orlando, Palm Beach, Tampa, Minneapolis/St Paul, Austin, the Greater Philadelphia area, Fresno/Bakersfield and Naples. We currently plan to begin operations in Tucson, Denver, Jacksonville, Richmond and Salt Lake City in 2007 and intend to open two to six additional markets later in the year.

INDUSTRY BACKGROUND

The U.S. residential real estate market

The residential real estate industry is one of the largest in the United States. According to REAL *Trends*, an industry research firm, residential real estate sales totaled over $2.13 trillion in 2005. Also according to REAL *Trends*, sales of existing homes comprise the vast majority of the residential real estate market, accounting for $1.71 trillion of 2005 total home sales. Additionally, REAL *Trends* reported that total residential real estate brokerage commissions and fees, which are primarily derived from existing home sales, were approximately $65.5 billion in 2005. We believe that favorable demographic, cultural and economic trends have contributed to consistent long-term growth in the residential real estate industry. From 1983 to 2006, the residential real estate industry grew at a compound annual growth rate of 9% in terms of aggregate sales volume.

The residential real estate brokerage market is highly fragmented. According to REAL *Trends*, the 10 largest brokerage firms accounted for approximately 8% of all brokered residential real estate transaction volume in 2005, and the single largest firm accounted for less than 5% of total transaction volume. According to NAR, there are in excess of 1.3 million members of NAR in the United States.

Some brokerage firms are affiliated with national franchise brands, such as Century 21, Coldwell Banker, Prudential and RE/ MAX. The franchise brands typically do not directly own and operate brokerage firms, but rather license their brand names and trademarks and provide other marketing support to franchisee brokerage firms. These brokerage firms typically engage agents to work for them as independent contractors and as a result franchisors and franchisees have limited direct influence over the client relationship or the quality of client service. Brokerage firms associated with the eight largest brands accounted for approximately 50% of total brokered transaction volume in 2005 according to REAL *Trends.*

Traditional real estate transaction process

The traditional real estate transaction process centers on real estate agents, who act as the principal intermediary between home buyers and sellers and control the flow of information to both. Prior to the relatively recent influence of the Internet, prospective home buyers and sellers would typically rely on their agents, word of mouth, newspapers and local publications for information regarding homes available for sale. Information presented in traditional media has historically been limited, often consisting of only a single photo and a brief description.

In order to gain access to a broader range of information, prospective home buyers would typically engage an agent. One of the primary benefits traditionally offered by an agent is access to MLS home listings data and the ability to search and filter that data based upon specified criteria. Because consumers have not traditionally had direct access to this data, the agent has primary control over the process of searching and filtering the MLS data under this system. Consequently, consumers cannot be assured of access to comprehensive and relevant information. Prospective home buyers rely on the agent to identify and show them relevant properties and typically spend a great deal of time physically viewing these properties. Therefore consumers may spend unnecessary time visiting homes that they would have decided not to visit, and may fail to visit homes that would have been of interest, if they had access to more comprehensive information.

Traditionally, prospective home sellers have had similarly limited opportunities to investigate the current market or to efficiently and effectively market and sell their homes. Sellers would typically call a local agent to list their home for sale and would rely on that agent to give them guidance on the market value of the home and the most effective manner to successfully market and sell the home. The agent would then enter into an exclusive listing agreement with the seller and post the property for sale in the local MLS. Commissions vary from market to market, but generally range from 5% to 6% of the total sales price of the home. Many agents and brokerages are reluctant to compete on price and instead rely on historical market commission percentages to set their rates. The commission is paid by the seller at the closing and is typically split between the buyer's agent and the seller's agent.

Increasing use of the Internet in the residential real estate transaction process

Consumers are increasingly using the Internet as a key source of information in buying or selling a home. The 2006 National Association of Realtors Profile of Home Buyers and Sellers cites that buyers' use of the Internet to search for homes has increased, rising from 71% in 2003 to 80% in 2006. The Internet provides a highly effective means for consumers to research information about homes in an industry that is data intensive yet historically has suffered from a lack of broad access to comprehensive and timely property listings information for consumers. The interactivity of the Internet also allows consumers to better conduct targeted searches and research relevant data about desired homes or areas. The ability to provide multiple images and rich media makes the Internet a highly effective means for brokerage firms to market and consumers to research homes.

Challenges and limitations of the traditional residential real estate process

We believe that the traditional residential real estate industry is characterized by a number of challenges and limitations, including:

Challenges for home buyers and sellers. We believe that the traditional residential real estate industry is characterized by low levels of client satisfaction. Some contributing factors include:

- limited access to, and transparency of, information;
- high commissions;
- lack of client control over the process; and
- low levels of agent responsiveness and accountability.

Challenges for agents. Agents often have difficulty generating consistent transaction volume, resulting in inconsistent earnings. Some contributing factors include:

- need to spend considerable personal time and money generating potential clients;
- limited resources to properly manage client relationships and transaction processes; and
- responsibility for other business expenses and personal benefits.

Challenges for brokerage firms. Traditional brokerage firms have difficulty differentiating their services and effectively managing agents and ensuring client satisfaction. Some contributing factors include:

- independent contractor nature of agent relationship limits accountability and managerial effectiveness;
- ownership and management of client relationships resides with the agents; and
- low levels of client and agent loyalty.

OUR BUSINESS MODEL

We are a full service residential real estate brokerage firm using the Internet, proprietary technology and efficient business processes to provide home buyers and sellers with high-quality service and value. We believe that we have developed a unique client-centric approach to the residential real estate brokerage process. The key attributes of our solution include:

Addressing challenges for home buyers and sellers

We use the Internet to empower consumers. Through our website, we empower our registered users with comprehensive, free and unrestricted access to all currently available home listings posted on the MLSs in our markets and the ability to research and compare homes. Our MLS data is updated at least once per day in each of our markets. In certain markets, we also provide free access to new home listings posted by our builder partners. We also provide valuable information and services to potential home buyers through our website, such as home and neighborhood content, automated screenings and notifications of available homes that meet specified criteria, the ability to schedule home viewing appointments or make offers online and financing pre-approval. We offer home sellers online comparative marketing tools and virtual tours, as well as broad marketing distribution through the Internet and traditional media.

We focus on delivering high-quality service with a client-centric approach. Our solution is built around the client, not the agent. We acquire a majority of our client leads and provide ongoing value-added services through the Internet, allowing us, rather than the agent, to control the client relationship. With our employee model, we hold our agents accountable for consistently delivering a high level of client service and satisfaction. We monitor each of our ZipAgents through our ZAP technology to ensure a high level of responsiveness and enable us to quickly address any potential issues. To back up our commitment to client service, we offer our clients a $250 cash refund if they are unsatisfied with our services. In addition, our clients can influence the compensation paid to their ZipAgent based upon the results of a client satisfaction survey.

We offer a compelling consumer value proposition. Our use of the Internet, proprietary technologies and efficient business processes allow us to offer significant cash rebates to our buyers and reduced commissions to our sellers, where permitted by law. We presently pay each of our home buyers an amount equal to 20% of our commission in cash upon closing (except in New Jersey, where such payments are currently not permitted by law) and offer our home sellers up to a 25% discount off of standard commissions in their particular market. In New Jersey, in lieu of offering a cash rebate to our buyers, we make a donation to a local charity through United Way equal to 20% of our commission in cash upon closing.

Addressing challenges for agents and brokerage firms

We use proprietary business management technologies and processes to increase operational efficiency and provide excellent client service. Our proprietary ZAP technology utilizes the interactivity, broad availability and efficiencies of the Internet to allow us to increase ZipAgent productivity. After a new client completes the registration process, our ZAP technology automatically monitors the client's searching behavior from the initial search session and assigns that client to a ZipAgent who specializes in the specific territories most frequently searched by that client during that initial session, or in the territory where the property to be sold is located. Only leads that are qualified, meaning that the client has completed the registration process and has conducted at least one home search or owns a property to be sold in an area in which we do business, are assigned to our ZipAgents, allowing our agents a steady flow of clients who are searching in the territories in which they specialize. Our ZAP technology also provides a system for organizing and prioritizing these leads, valuable customer relationship management, or CRM, tools and visibility into client website behavior. Our ZAP technology also allows our managers to observe and manage how our ZipAgents are servicing our clients. We also have proprietary transaction support tools and a dedicated group of service professionals to help our ZipAgents close transactions more efficiently. We believe our integrated consumer website and ZAP technology are difficult to replicate and allow us to manage employees effectively, rapidly scale our business to meet client needs, and provide outstanding client service.

We offer a compelling value proposition to agents. We believe our employee-based model and ZAP technology offer a unique and attractive proposition to agents compared with that found at traditional brokerages, including the ability to work more efficiently and close more transactions. We design, implement and bear the cost of all marketing programs for our ZipAgents, including the delivery of a steady flow of client leads, allowing them to focus on serving clients rather than generating new business. Additionally, all of our ZipAgents receive comprehensive initial training and participate in various ongoing training activities. All of our ZipAgents are full-time ZipRealty employees and after completing six months of employment are eligible for employee benefits including company-sponsored health, welfare, retirement and equity incentive plans. We believe that a number of factors contribute to our ZipAgents' ability to close more transactions than is typically achieved in the industry, in particular:

- our ZipAgents receive a steady flow of qualified leads without individual marketing efforts, allowing them to rapidly develop a good pipeline of clients;
- our ZAP technology, with its proprietary CRM tools, allows our ZipAgents to remain organized and communicate and sell effectively with numerous clients at the same time; and
- our system includes closing support infrastructure that allows our ZipAgents to spend less time on closing tasks and more time on new clients than they would otherwise be able to without this support in place.

The average productivity of our total agent population was approximately 0.7 transactions per ZipAgent in 2006. For full years 2002, 2003, 2004, 2005 and 2006 the average monthly productivity of our ZipAgents ranged from 0.7 to 1.3 transactions per ZipAgent. We calculate the average monthly productivity of our ZipAgents for a full year by dividing the average monthly number of transactions closed during the year by the average number of ZipAgents employed at the beginning of each quarter in the year. We do not adjust the denominator for ZipAgents hired during the quarter, because closing transactions in the first three months of joining us is difficult given the time lags involved in the real estate closing process. The productivity level of our ZipAgents who have been with us in excess of three full months is considerably higher than the average level achieved by all our ZipAgents. We also do not adjust the denominator for ZipAgents who leave us during the quarter.

OUR STRATEGY

Our objective is to become one of the most recognized, respected and successful companies in the residential real estate industry. The key elements of our strategy include:

Broaden and deepen our presence in existing markets

We plan to increase our presence and market share in existing markets by expanding our number of ZipAgents and growing our home listings business. While our focus historically has been on buyers, we intend to grow our home listings business in a number of ways, such as by developing more website tools for sellers and implementing a referral system that encourages ZipAgents and clients to refer home listings. We also intend to increase our penetration into the higher-priced home segment.

Enhance the ZipRealty brand

We believe that enhancing the ZipRealty brand will heighten awareness of our company and increase the number of home buyers and sellers who use our services and ultimately increase the number of transactions that we close. We plan to increase our brand awareness by increasing our word-of-mouth marketing through such initiatives as growing consumer awareness of ZipRealty in the blogosphere, the increased use of our "refer a friend" feature and continued strong press coverage and media attention. In addition, we believe that we can enhance our brand by continuing to focus on client service, with the objective of creating lifelong relationships with our clients and increasing repeat and referral business.

Continue to invest in technology and our people to increase operational efficiency

We plan to continue improving our proprietary technology platform to increase ZipAgent productivity and provide consistently high levels of client service and satisfaction. We intend to continue to design tools that help our ZipAgents better qualify and prioritize leads and identify levels of client responsiveness and implement communication services that allow our ZipAgents to be more responsive and productive. In addition to enhancing our technology, we intend to continue to refine our recruiting and training programs and provide our ZipAgents with additional field support in an effort to continue increasing ZipAgent productivity. Our centralized infrastructure is designed to enable us to rapidly expand our business and take advantage of economies of scale.

Expand operations into new geographic markets

We believe that there is a significant opportunity to expand our services into new geographic markets represented by over 250 U.S. metropolitan statistical areas, or MSAs. We currently operate in 24 major metropolitan areas, including 16 of the top 25 U.S. MSAs. We currently plan to begin operations in Tucson, Denver, Jacksonville, Richmond and Salt Lake City in 2007 and to open two to six additional markets later in the year. We are currently evaluating the relative attractiveness of other markets and developing entry strategies and timelines. In determining which markets we intend to expand into and in what order, we consider a variety of criteria, including demographics, business climate, housing market, competition, technology fit and regulatory environment. Currently, several states prohibit sharing any commissions with, or providing rebates to, clients who are not licensed real estate agents. In addition, other states may limit or restrict our cash rebate program as currently structured. Should we decide to expand into any of these states, we may have to adjust our pricing structure or refrain from offering rebates to buyers in these states.

Continue to improve the client experience

We believe that ongoing client satisfaction is critical to our continued success and future growth. As a result, we continually focus on improving the client experience on our website and with our ZipAgents. In addition to enhancing the functionality of our website, we plan to provide additional information to home buyers and sellers, improved personalization and search features such as comparison and market analysis tools, additional seller tools to improve our listings business and enhanced image capabilities.

OUR CONSUMER WEBSITE AND SERVICES

Our real estate services enable consumers to control the home buying or selling process from the comfort of their home or office. Consumers enjoy an Internet-enabled, easy-to-use approach to the real estate process and have access to a team of local ZipAgents. Our ZipAgents typically have extensive market knowledge of the metropolitan areas they serve and are required to be active members of their local, state and national real estate and MLS associations. In addition, our website, www.ziprealty.com, provides a step-by-step approach to guide clients through the home buying and selling process. Our website and agent platform software is proprietary to us. We enhance our website by including information such as home listings, neighborhoods and recent home sales that we obtain from local MLSs and other third party providers.

Comprehensive MLS access for home listings data

We offer individuals who register on our website access to comprehensive available home listings data, including pictures, from the local MLSs in the markets in which we operate. As active members of the MLSs in the markets we serve, we organize the data from each MLS database and provide it directly to consumers on our website. Unlike many real estate websites, we show listings from all broker participants in the MLSs, not just our own listings. We update this data frequently, often multiple times daily. Our website is password protected, so only individuals who provide basic registration information, agree to our terms of use and then return to our site to input a code which we email to them at the time of their registration are able to access comprehensive home listings data. Consumers can search for homes based upon numerous criteria, including location, price, square footage, number of bedrooms and bathrooms, map geography, distance from a specified address, and other characteristics and amenities such as lot size, whether a home has a fireplace or central air conditioning, and numerous other features. We do not show information from the MLS databases that is marked as confidential, such as information relating to home security.

ZipNotify

One of our most popular consumer website tools is called ZipNotify, which allows consumers to receive an automatic email notification each time a property which meets their desired search criteria is listed on the local MLSs. Since we update our listings information at least once per day in each market, our registered users are able to learn about new listings in a timely manner. In markets that are characterized by short supply, this tool provides our clients a competitive advantage over other consumers who might have to wait for their agent to learn about the listing and then contact them with the information. The ZipNotify tool is also interactive, so with one click the consumer can login to see more detailed information on the home, schedule a visit with one of our ZipAgents to see the home, or send an email to one of our ZipAgents requesting more information about the property. Our number of ZipNotify messages has grown steadily, and averaged over 16.1 million per month in the fiscal year 2006 compared to over 12.2 million per month in 2005 and over 5.4 million per month in the fiscal year 2004 .

Neighborhood data and related information

Our system is designed to provide consumers with access to a broad range of information, in addition to the MLS data, about their potential home without having to rely on an agent or other party to provide that information for them. Consequently our website includes several tools to help our clients educate themselves during the process, including relevant neighborhood data such as population, comparable home sales, average income, education level, occupation mix, cost of living, crime statistics, weather, school district information, maps and driving directions.

Online images and virtual tours

We believe that one of the principal attractions of the Internet for consumers researching homes is the ability for consumers to view images of available homes. For our seller clients, we offer virtual home tours and photos of our home listings at no additional cost. For our buyer clients, in addition to the customary single photo, in select markets we have the ability to post multiple property photos from the local MLSs, giving clients a more robust search experience. This enables home buyers to better research homes before deciding whether to visit them.

Schedule visits

We try to make it as easy and convenient as possible for our buyer clients to schedule visits of properties they would like to see. All a client has to do is click on a button when viewing information about a home on our website and enter in their phone number and what day(s) and time(s) they would prefer to see the home. We then contact the listing agent and organize the visit for our client. Alternatively, our clients can contact their ZipAgent by telephone or email to schedule a visit.

Home offers

While the vast majority of clients prefer to make offers through their ZipAgent, some clients like the convenience and speed of submitting their offers online. We provide this capability through our website by allowing clients to input all of the relevant information into our offer form. We then fill out the appropriate paperwork and obtain signatures from, and submit the offer on behalf of, our client.

Financing pre-approval

Obtaining pre-approval for a home purchase prior to submitting an offer can greatly strengthen the quality of an offer for our buyers. Therefore, we offer our clients a pre-approval option on our website through the ZipRealty Mortgage Center, which is provided by E-LOAN, Inc. Clients input all of the required data into the online form, and the pre-approval process can be completed in a matter of minutes. Clients can conveniently print out their own pre-approval letters from E-LOAN to submit with offers. Clients can also call E-LOAN through our mortgage center for additional assistance.

ZIPAGENT PLATFORM

Our ZipAgent Platform is our proprietary web-based system that systematically integrates and records all consumer contact information and website behavior, ZipAgent behavior and transaction information into a common Oracle-based platform. ZAP records relevant consumer behavior such as logon frequency and times, specific homes viewed and printed, searches made by clients, requested visits to view a home and online offers. The system also records and organizes all relevant ZipAgent activities, such as frequency and length of ZipAgent logins, automatically captures and stores all email communications, organized by client, and requires ZipAgents to input summary information about all client phone calls, visits conducted and offers submitted and accepted.

We use the data collected by ZAP to more effectively manage our ZipAgents to ensure each is working diligently, productively and in our clients' best interests. The system also incorporates proprietary CRM tools that allow ZipAgents to manage their databases of clients. For example, one tool uses predictive behavior to help our ZipAgents identify those clients who are likely to need their services in the near term. ZAP also has an array of real-time management reports which gives our management detailed visibility into daily business activity. Finally, ZAP includes automated closing checklists and tools that allow our ZipAgents and district coordinators who assist our ZipAgents in the closing process to efficiently handle the closing of multiple transactions. We believe that ZAP enables our ZipAgents to be more productive and enhances the level of service we provide our clients.

ZIPAGENTS

We believe that we are one of the few residential real estate brokerages that engages its agents as full-time employees rather than as independent contractors. Independent contractors work for themselves, not a brokerage, and consequently have a tremendous degree of independence in how they spend their time, when they work and how well they service clients. In contrast, our employee-based model allows us to actively manage and train our ZipAgents and hold them accountable for their activities and client service levels. We believe that by actively managing and training our employee ZipAgents we can both enhance the client experience and increase ZipAgent productivity.

Compensation structure

We offer our ZipAgents a compensation package that we believe is attractive compared to that offered by traditional brokerage firms. We believe that our compensation package leads to a higher degree of ZipAgent loyalty and a consistently high level of client service. Our compensation package includes:

- *Commissions.* As is customary in the real estate brokerage industry, ZipAgents earn a portion of the commissions they generate for us, which is known as their split. Currently, our commission splits to ZipAgents vary from as low as 35% to as high as 80% of our net revenues, after deducting certain other items.

- *Expense reimbursement.* All California and other eligible ZipAgents (including, where applicable, ZipAgents who have met certain levels of productivity) receive expense reimbursement. This reimbursement covers many expenses typically related to their business, such as automobile usage, cell phone usage and Internet connectivity.

- *Company-paid marketing expenses.* In the traditional independent contractor model, agents are typically responsible for covering all of their own marketing expenses, including the cost of lead generation, advertising and marketing costs associated with selling homes and production of collateral materials. In our model, we cover these costs for all of our ZipAgents.

- *Benefits.* One of the advantages of our employee-based model for our ZipAgents is that we provide them with a broad array of benefits that are uncommon in the real estate brokerage industry, including company-sponsored health, welfare and 401(k) plans. In addition, ZipAgents have the ability to earn stock options in connection with performance levels.

Recruiting and training

At December 31, 2006, we employed a staff of 24 full-time recruiters who are solely dedicated to identifying and qualifying prospective ZipAgents. We offer extensive training programs both for new ZipAgents as they join us, as well as for existing ZipAgents on an on-going basis. During 2005, we moved our training facilities from regional to local offices. New ZipAgents currently receive a week of orientation and initial training on how to use ZAP in their local market office. ZipAgents then enter their respective local markets and are required to complete a series of training modules with their manager and other local resources during their first several weeks. On an on-going basis, ZipAgents are presented with training content through multiple channels, including webcasts,and live presentations during their weekly sales meetings. New ZipAgents are also frequently paired with seasoned ZipAgents for their first few transactions to accelerate their training.

CLIENT ACQUISITION

Lead generation

We want our ZipAgents to focus on providing high-quality client service, rather than finding their next client. Accordingly, we provide ZipAgents with leads of clients who are actively searching on our website for properties in their sales territories. We attract these clients principally by using two types of paid lead sources. First, we retain hosts of other websites to provide links to our website. Those hosts are typically businesses that are lead generators or that are involved in the real estate or financial services industries. Second, we actively advertise in key locations on the Web where consumers gather or conduct searches for real estate information. We currently have contractual relationships with over 30 lead sources of either type. In 2006 only two independent lead sources generated in excess of 10% of our leads. Homegain, Inc. generated approximately 27% of our leads and Google represented approximately 15% of our leads during the year. Homegain competes with us for on-line customer acquisition. In addition to paid lead sources, in 2006 we attracted approximately 34% of our leads directly to our website, which involved no direct acquisition costs.

The majority of our lead source agreements are in the form of non-exclusive, short-term agreements (six months or less) that are generally terminable on little or no notice (60 days or less) and with no penalties. These agreements typically are priced on a cost-per-click, or CPC, cost-per-lead, or CPL, or cost-per-impression, or CPM, basis, with a majority being on a CPC and CPL basis. Under our CPC agreements, we pay a fixed amount each time a potential client clicks on one of our advertisements and is directed to our website. Under our CPL agreements, we pay a fee for each lead we generate from that source. We define a lead as a client who has registered on our website, confirmed an email address, searched for homes or owns a home to be sold in an area where we have operations, and has been assigned to one of our ZipAgents. Under our CPM agreements, we are charged a fee each time a potential client views one of our advertisements.

We have found that localized content is a key to driving qualified leads to our site. Once a client visits our website, we are able to track significant information about the client, including which website and link the consumer clicked on, how frequently they visit our website, what activities they perform while on our website and whether they ultimately transact with us. By using this data, we believe we can optimize our lead generation expenses based on the most productive sources and continually refine the ways in which we advertise our services.

PRODUCT DEVELOPMENT AND ENGINEERING

At December 31, 2006, our technology team was comprised of 42 employees, including a product development team, software engineers, database and data center engineers and a data acquisition team. Our technology team focuses on enhancing and improving our existing technology as well as developing new proprietary tools.

Our technology team is responsible for maintaining property listings data through our over 47 MLS memberships. In order to ensure we provide the most comprehensive and timely data available, we download MLS data seven days a week, and for most MLSs, multiple times per day. Currently, we provide information on approximately 1 million homes in our searchable database in the markets we serve. To provide our consumers with a more complete understanding of homes and neighborhoods, we combine data from the MLSs with additional local information from other data sources which we license on a non-exclusive basis.

Our product development team is responsible for fulfilling all product requirements on both our consumer website and the ZipAgent Platform. This team generally internally releases software updates approximately once per quarter. As part of our development process, the product development team works with users to identify feature enhancements that will provide a better consumer experience, increase ZipAgent productivity and enhance management oversight capabilities. Our system is not dependent on a client's computer configuration, working with all principal Internet service providers and Internet browsers. Our system is Java-based and uses commercially available hardware and proprietary database technology based on an Oracle platform, making it highly scalable. Our application server is compliant with relevant industry standards.

We serve our clients from a third party co-location facility located in Sunnyvale, California, operated by Qwest Communications. The facility is secured by around-the-clock guards and biometric access screening and is equipped with back-up generators, redundant HVAC and Internet connectivity. We regularly rotate back-up tapes to another location for safekeeping.

REGULATORY MATTERS

The real estate industry is highly regulated. In the conduct of our business, we must monitor and comply with a wide variety of applicable laws and regulations of both the government and private organizations.

Government regulation

The most extensive regulations applicable to our business are at the state level and are typically overseen by state agencies dedicated to real estate matters. However, the residential real estate industry is also regulated by federal and local authorities.

State regulation. Real estate licensing laws vary from state to state, but generally all individuals and entities acting as real estate brokers or salespersons must be licensed in the state in which they conduct business. A person licensed as a broker may either work independently or may work for another broker in the role of an associate broker, conducting business on behalf of the sponsoring broker. A person licensed as a salesperson must be affiliated with a broker in order to engage in licensed real estate brokerage activities. Generally, a corporation engaged in the real estate brokerage business must obtain a corporate real estate broker license. In order to obtain this license, most jurisdictions require that an officer of the corporation be licensed individually as a real estate broker in that jurisdiction. If applicable, this officer-broker is responsible for supervising the licensees and the corporation's real estate brokerage activities within the state. Real estate licensees, whether they are brokers, salespersons, individuals or entities, must follow the state's real estate licensing laws and regulations. These laws and regulations generally prescribe minimum duties and obligations of these licensees to their clients and the public, as well as standards for the conduct of business, including contract and disclosure requirements, record keeping requirements, requirements for local offices, trust fund handling, agency representation, advertising regulations and fair housing requirements. Although payment of rebates or credits to real estate purchasers of the type we offer are permitted in most states, some states either do not permit these rebates or credits, or do not permit them in the form that we currently provide them. In each of the eleven states and the District of Columbia where we currently have operations, we have designated one of our officers as the individually licensed broker and, where applicable, we hold a corporate real estate broker's license.

Federal regulation. In addition to state regulations, there are federal laws and regulations that govern the real estate brokerage business. The applicable federal regulations include the Real Estate Settlement Procedures Act of 1974, as amended, or RESPA, and federal fair housing laws. RESPA, as applicable to us, is intended to provide for more effective advance disclosures to home buyers and sellers of settlement costs and the elimination of kickbacks or referral fees that tend to increase unnecessarily the costs of certain settlement services. While RESPA has broad-reaching impact on a variety of services associated with the purchase or sale of real estate, including lending, title insurance and settlement services, its principal application to the real estate brokerage business is to limit payment of referral fees or the inappropriate splitting of fees, and to require additional consumer disclosures. Generally, it is illegal under RESPA to pay or receive a referral fee or other fee, kickback or anything of value in a real estate transaction involving a federally related mortgage loan for the referral of business. RESPA limits the type of business relationships that we can enter into for acquiring client leads or otherwise, as well as the referral of clients to other service providers. RESPA also limits the manner in which we can provide other services to our customers. Federal fair housing laws generally make it illegal to discriminate against protected classes of individuals in housing or brokerage services. Other federal regulations protect the privacy rights of consumers, and affect our opportunities to solicit new clients.

Local regulation. Local regulations also govern the conduct of the real estate brokerage business. Local regulations generally require additional disclosures by the parties to a real estate transaction or their agents, or the receipt of reports or certifications, often from the local governmental authority, prior to the closing or settlement of a real estate transaction.

Federal and state labor regulation. In addition to the real estate regulations discussed above, we are also subject to federal and state regulation of our employment practices including the compensation of ZipAgents. ZipAgents are exempt from the overtime and minimum wage provisions of the federal Fair Labor Standards Act because their duties selling residential real estate and the commission-based method of compensation are designed to qualify for the "outside sales exemption" under the terms of the Fair Labor Standards Act and the U.S. Department of Labor's regulations. The "outside sales exemption" is applied on a case-by-case basis and is considered in light of the specific duties performed by an individual ZipAgent. Accordingly, as to any individual ZipAgent, in the event his or her duties become different than those currently assigned and contemplated, it might be determined that the exemption is inapplicable. In that event, we could be subject to penalties and damages including back pay and attorneys' fees for the failure to pay the individual in accordance with his or her actual duties.

Further, the Department of Labor's regulations are subject to interpretation by the Department of Labor and the courts and are subject to change. New regulations were promulgated in final form on April 23, 2004 and went into effect August 23, 2004.

Accordingly, there is little precedent or guidance regarding the interpretation and application of the new regulations with respect to the "outside sales exemption" nor any assurance how long these regulations will remain in place. In the event it appears the legal standard for the "outside sales exemption" changes, it may be necessary to modify the ZipAgent compensation structure.

Individual states also sometimes elect to adopt overtime and minimum wage laws providing greater benefits to employees than the Fair Labor Standards Act. The ZipAgent job is designed to qualify for exemption from such laws, to the extent applicable, in the states in which we currently employ ZipAgents. Like the federal law, these state laws are applied on a case-by-case basis considering the duties of specific individuals and are subject to judicial and agency interpretation and legislative change. New interpretations or changes in state law, or expansion of operations to states that do not recognize an "outside sales exemption" comparable to the federal exemption, may require modification of the ZipAgent compensation structure. For example, Nevada recently approved legislation that preempts the federal "outside sales exemption" from paying minimum wages in that state. That legislation is scheduled to take effect on November 1, 2007. Depending on the regulations that are ultimately adopted pursuant to that legislation, we may be required to pay our ZipAgents in Nevada minimum wages and may thereafter need to change our compensation model accordingly. In addition, some states, such as California, have enacted laws concerning the reimbursement of employee expenses, which caused us to change our compensation practices in 2005. If we are so required by other state laws, we may need to modify our compensation structure in such states.

Third-party regulation

In addition to governmental regulations, we are subject to rules and regulations established by private real estate trade organizations, including, among others, local MLSs, NAR, state Associations of REALTORS®, and local Associations of REALTORS®. The rules and regulations of the various MLSs to which we belong vary, and specify, among other things, how we as a broker member can use MLS listing data, including specifying, in some cases, the use and display of this data on our website.

Additionally, we operate a virtual office website, or VOW, which is a password-protected website that allows us to show comprehensive MLS data directly to consumers without their having to visit an agent. In late 2002, NAR, the dominant trade organization in the residential real estate industry, adopted a mandatory policy for NAR-affiliated MLSs regarding the use and display of MLS listings data on VOWs. Under the NAR policy, individual MLSs affiliated with NAR, which includes the vast majority of MLSs in the United States, were required to implement their own individual VOW policies consistent with those of NAR, but NAR extended the deadline for the implementation of its rules at least three times during an investigation by the antitrust division of the U.S. Department of Justice, or DOJ, into NAR's policy that dictates how brokers can display other brokers' property listings on their websites. In September 2005, NAR replaced its VOW policy with an Internet Listings Display, or ILD, policy containing some of the same or similar features of its former VOW policy, and the DOJ responded by immediately filing a lawsuit in federal court against NAR challenging the ILD policy. NAR has postponed the deadline for the implementation of its ILD rules by its member MLSs pending resolution of that lawsuit. We presently do not know whether or when the NAR rules will be implemented in their current form or in a revised form, if at all. Once the individual MLSs implement the ILD policy, the NAR policy currently provides that member brokerages will have up to 90 days to comply with the policy.

The NAR policy is designed to provide structure to the individual MLS policies concerning the display of listing information through the Internet, subject to a number of areas in which the individual MLSs may tailor the policy to meet their local needs. One NAR policy provision with which the individual MLSs must adhere, once required to be implemented, is known as an "opt-out." This provision creates a mechanism for individual brokers to prevent their listings data from being displayed by competitors on their websites but not by brick-and-mortar competitors at their offices by other means, which the DOJ has alleged is a mechanism designed to chill competition by Internet-based Realtors®.

A few of the MLSs of which we are a member, as well as at least one of the state Association of REALTORS® of which we are a member, had adopted VOW policies with opt-out provisions, but, to our knowledge, to date no members or participants of any of those MLSs have exercised such an opt-out right. We do not know of any MLSs which have adopted the new ILD policy with its opt-out provisions. Should any such opt-outs right be exercised, it could restrict our ability to display comprehensive MLS home listings data to our consumers, which is a key part of our business model. Should our ability to display MLS listings information on our website be significantly restricted, it may reduce demand for our services and lead to a decrease in the number of residential real estate transactions completed by our ZipAgents, as well as increase our costs of ensuring compliance with such restrictions.

NAR, as well as the state and local Associations of REALTORS®, also have codes of ethics, rules and regulations governing the actions of members in dealings with other members, clients and the public. We are bound to abide by these codes of ethics, rules and regulations by virtue of our membership in these organizations.

COMPETITION

The market for residential real estate brokerage services is highly fragmented at the national level, with no individual brokerage holding more than a 5% share, and the 10 largest brokerages holding less than 9% collectively in 2005, according to REAL *Trends.* However, the eight largest national brands that brokerages work under franchise affiliations accounted for approximately 50% of total brokered transaction volume in 2005, according to REAL *Trends*, providing the potential for significant national and local influence. We compete with these brokerages at the local level to represent home buyers or sellers. Some of those competitors are large national brokerage firms or franchisors, such as Prudential Financial, Inc., RE/MAX International Inc. and Realogy Corporation, which owns the Century 21, Coldwell Banker and ERA franchise brands, a large corporate relocation business and NRT Incorporated, the largest brokerage in the United States. NRT Incorporated owns and operates brokerages that are typically affiliated with one of the franchise brands owned by Realogy. We are also subject to competition from local or regional firms, as well as individual real estate agents. We also compete or may in the future compete with various online services, such as InterActiveCorp/ IAC and its LendingTree unit, HouseValues, Inc., HomeGain, Inc., Move, Inc., formerly Homestore, Inc., and its Realtor.com affiliate, Zillow and Yahoo! Inc. that also look to attract and service home buyers and sellers using the Internet. Move is affiliated with NAR, National Association of Home Builders, or NAHB, and a number of major MLSs, which may provide Move with preferred access to listing information and other competitive advantages. While these online services companies are intermediaries providing lead referrals and are not full-service brokerages like us, we compete with these companies to attract consumers to our website. There are also a growing number of discount firms that cater exclusively to clients who are looking for reduced service levels as well as for sale by owner services.

We believe that the key competitive factors in the residential real estate segment include the following:

- quality of the home data available to clients;
- quality of the agents;
- level of client responsiveness;
- level of commissions charged sellers or incentives provided to buyers;
- local knowledge;
- ease of product usability; and
- overall client service.

We believe that our Internet-enabled, employee-based model positions us well relative to our competition to address these competitive factors in our industry.

INTELLECTUAL PROPERTY

We rely on a combination of trademark, copyright, trade secret and patent laws in the United States as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We currently have trademarks registered or pending in the United States for our name and certain words and phrases that we use in our business. We also rely on copyright laws to protect computer programs relating to our website, our proprietary database and ZAP. We have registered numerous Internet domain names related to our business in order to protect our proprietary interests, and we hold a patent issued in the United States that covers certain processes and methodologies related to transacting residential real estate on the Internet. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we strictly control access to our proprietary technology.

From time to time, we may encounter disputes over rights and obligations concerning intellectual property. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business, our brand and reputation, or our ability to compete. Also, protecting our intellectual property rights could be costly and time consuming.

EMPLOYEES

At December 31, 2006, we had 2,014 employees. Of this total, 1,794 were licensed ZipAgents, 110 were district directors or field support personnel and 110 were corporate employees. We consider our employee relations to be good.

EXECUTIVE OFFICERS

The following table sets forth certain information about our executive officers as of March 10, 2007:

Name	Age	Position
Richard F. Sommer	45	Chief Executive Officer and Director
Joseph Patrick Lashinsky	40	President
William C. Sinclair	58	Executive Vice President, Operations and Business Development
Genevieve C. Combes	39	Senior Vice President, Planning and Operations
David A. Rector	61	Senior Vice President and Interim Chief Financial Officer
Thomas M. Perrault	41	Vice President, Human Resources
Karen B. Seto	42	Vice President, General Counsel and Secretary

Richard F. Sommer Chief Executive Officer and a member of our Board of Directors since September 2006. Prior to joining us, from August 2004 until June 2006, Mr. Sommer served as Chief Executive Officer of Homegain.com, Inc., a leading online source for connecting real estate professionals with home buyers and sellers. From December 2002 until August 2004, Mr. Sommer was Senior Vice-President of Business Development of Mortgage Bank and President of the Loanworks Division at Indymacbank, Inc., a publicly held mortgage bank. From November 2000 until May 2002, Mr. Sommer served as President and Managing Director at Realtor.com, a publicly held leading supplier of online media and technology to the real estate industry. Mr. Sommer began his career at McKinsey and Company where he spent thirteen years as a consultant. Mr. Sommer holds a Juris Doctor degree from Stanford Law School, a Master's degree in international relations from Oxford University, and a Bachelor of Arts degree in politics from Princeton University.

Joseph Patrick Lashinsky has served as our President since January 2007. From September 2006 to January 2007, Mr. Lashinsky served as our Executive Vice President of Product Strategy and Development. From April 2005 to September 2006, Mr. Lashinsky served as our Senior Vice President of Product Strategy and Development. From February 2000 to April 2005, Mr. Lashinsky served as our Vice President in a number of marketing, business development and sales positions. Prior to joining us, from March 1999 to February 2000, Mr. Lashinsky served as Group Marketing Manager at Del Monte Foods Company. Mr. Lashinsky holds a Masters of Business Administration degree from the University of California at Los Angeles and a Bachelor of Arts degree in political economies of industrialized societies from the University of California at Berkeley.

William C. Sinclair has served as our Executive Vice President of Operations and Business Development since August 2005. From September 2002 to August 2005, Mr. Sinclair served as our Senior Vice President of Sales and Operations. Prior to joining us, from October 1998 to September 2002, Mr. Sinclair served as Executive Vice President and Chief Operating Officer for the Asia Pacific division of Radisson Hotels and Resorts Worldwide. From December 1997 to October 1998, Mr. Sinclair served as Vice President of New Business Development for Promus Hotel Corporation. Mr. Sinclair holds a Bachelor of Arts degree in business from Washington State University.

Genevieve C. Combes has served as our Senior Vice President of Planning and Operations since December 2006. From May 2005 to December 2006, Ms. Combes served as our Vice of Business Planning and Strategy. From August 2004 to May 2005, Ms. Combes served as our Director of Strategic Analysis. Prior to joining us, Ms. Combes spent over ten years in various capacities at JP Morgan H&Q's (previously Hambrecht & Quist) Equity Research

Department. Most recently Ms. Combes served as Managing Director of JP Morgan H&Q's Consumer Research Group. Ms. Combes holds a Bachelor of Arts degree in economics *cum laude* from the University of California at Santa Cruz.

David A. Rector has served as our Interim Chief Financial Officer since December 2006 as well as our Senior Vice President, Controller and Chief Accounting Officer since May 2004, as our Vice President and Corporate Controller from October 2002 to May 2004 and as our Corporate Controller from April 2002 to September 2002. Prior to joining us, from June 1999 to January 2002, Mr. Rector worked in various financial positions for several companies as a consultant for Resources Connection Inc., a consulting firm. Prior to that, he held senior financial positions at various companies, including commercial real estate companies Allegiance Realty Group and Fox & Carskadon Financial Corporation and served as an audit manager at Price Waterhouse. Mr. Rector is a Certified Public Accountant and holds a Bachelor of Science degree in business administration from the University of California at Los Angeles.

Thomas M. Perrault has served as our Vice President of Human Resources since January 2007. From 2003 to 2006, Mr. Perrault served as Senior Director of Human Resources for Blue Shield of California. Prior to that, he served as Director of Human Resources for Brocade Communications and Cosine Communications and held a senior human resources role with Silicon Graphics. He began his career as a legislative attorney with the U.S. Postal Service in Washington, D.C. Mr. Perrault holds a Juris Doctor degree from Duke University and a Bachelor of Arts degree in History and Political Science from Rice University.

Karen B. Seto has served as our Vice President, General Counsel and Secretary since June 2004. From August 2000 to June 2004, Ms. Seto practiced corporate and securities law at Wilson Sonsini Goodrich & Rosati, P.C., most recently as Special Counsel. From October 1994 to May 2000, Ms. Seto was an attorney with Fried, Frank, Harris, Shriver & Jacobson LLP in Los Angeles. Ms. Seto holds a Juris Doctor degree from the University of California at Los Angeles and a Bachelor of Science in Economics degree in finance *cum laude* from the Wharton School of the University of Pennsylvania.

Item 1A. ***Risk Factors:***

RISK FACTORS

Because of the following factors, as well as other variables affecting our operating results and financial condition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We have been profitable in only nine quarters and may incur losses in the future, and our limited operating history makes our future financial performance difficult to assess.

We were formed in January 1999 and therefore have a limited operating history upon which to evaluate our operations and future prospects. We have had a history of losses from inception through the first half of 2003 and at December 31, 2006 had an accumulated deficit of $52.3 million. While we were profitable in the third and fourth quarters of 2003, the second, third and fourth quarters of 2004, the first, third and fourth quarters of 2005 and the third quarter of 2006, we may not be profitable in future quarters or on an annual basis. While we experienced a net loss in the second quarter of 2005 as a result of a one-time charge relating to the settlement of a threatened class action lawsuit, we would have been profitable excluding the effect of this settlement. Our outlook is cautious given market and geopolitical uncertainties, and we expect to experience a loss for calendar year 2007 as we continue to invest in our business during this period of market softness.

Our business model has evolved, and we have only recently achieved significant revenues. We may incur additional expenses with the expectation that our revenues will grow in the future, which may not occur. As a result, we could experience budgeting and cash flow management problems, unexpected fluctuations in our results of operations and other difficulties, any of which could harm our ability to achieve or maintain profitability, increase the volatility of the market price of our common stock or harm our ability to raise additional capital. Additionally, as a public company we must work towards continued compliance with the requirements of the Securities and

Exchange Commission, Nasdaq and the Sarbanes-Oxley Act of 2002, and we may incur costs in connection with that effort that are significantly higher than anticipated, which could negatively impact our profitability.

We expect that we will continue to increase our expenses, including marketing and customer acquisition expenses and expenses incurred as a result of increasing the number of agents we employ. As we grow our business in existing markets and expand to new markets, we cannot guarantee our business strategies will be successful or that our revenues will ever increase sufficiently to achieve and maintain profitability on a quarterly or annual basis.

Our business model requires access to real estate listing services provided by third parties that we do not control, and the demand for our services may be reduced if our ability to display listings on our website is restricted.

A key component of our business model is that through our website we offer clients access to, and the ability to search, real estate listings posted on the MLSs in the markets we serve. Most large metropolitan areas in the United States have at least one MLS, though there is no national MLS. The homes in each MLS are listed voluntarily by its members, who are licensed real estate brokers. The information distributed in an MLS allows brokers to cooperate in the identification of buyers for listed properties.

If our access to one or more MLS databases, or our ability to offer our clients the ability to access and search listings on one or more MLSs, were restricted or terminated, our service could be adversely affected and our business may be harmed. Because participation in an MLS is voluntary, a broker or group of brokers may decline to post their listings to the existing MLS and instead create a new proprietary real estate listing service. If a broker or group of brokers created a separate real estate listing database, we may be unable to obtain access to that private listing service on commercially reasonable terms, if at all. As a result, the percentage of available real estate listings that our clients would be able to search using our website would be reduced, perhaps significantly, thereby making our services less attractive to potential clients.

Additionally, we operate a virtual office website, or VOW, which is a password protected website that allows us to show comprehensive MLS data directly to consumers without their having to visit an agent. In late 2002, the National Association of REALTORS®, or NAR, the dominant trade organization in the residential real estate industry, adopted a mandatory policy for NAR-affiliated MLSs regarding the use and display of MLS listings data on VOWs. Under the NAR policy, individual MLSs affiliated with NAR, which includes the vast majority of MLSs in the United States, were required to implement their own individual VOW policies consistent with the NAR, but NAR extended the deadline for the implementation of its rules at least three times during an investigation by the Antitrust Division of the U.S. Department of Justice, or DOJ, into NAR's policy that dictates how brokers can display other brokers' property listings on their websites. In September 2005, NAR replaced its VOW policy with an Internet Listings Display, or ILD, policy containing some of the same or similar features of its former VOW policy, and the DOJ responded by immediately filing a lawsuit in federal court against NAR challenging the ILD policy. NAR has postponed the deadline for the implementation of its ILD rules by its member MLSs pending resolution of that lawsuit. We presently do not know whether or when the NAR rules will be implemented in their current form or in a revised form, if at all. Once the individual MLSs implement the ILD policy, the NAR policy currently provides that member brokerages will have up to 90 days to comply with the policy.

The NAR policy is designed to provide structure to the individual MLS policies concerning the display of listing information through the Internet, subject to a number of areas in which the individual MLSs may tailor the policy to meet their local needs. One NAR policy provision with which the individual MLSs must adhere, once required to be implemented, is known as an "opt-out." This provision creates a mechanism for individual brokers to prevent their listings data from being displayed by competitors on their websites but not by brick-and-mortar competitors at their offices by other means, which the DOJ has alleged is a mechanism designed to chill competition by Internet-based Realtors®.

A few of the MLSs of which we are a member, as well as at least one of the state Association of REALTORS® of which we are a member, had adopted VOW policies with opt-out provisions, but, to our knowledge, to date no members or participants of any of those MLSs have exercised such an opt-out right. We do not know of any MLSs which have adopted the new ILD policy with its opt- out provisions. Should any such opt-outs right be exercised, it could restrict our ability to display comprehensive MLS home listings data to our consumers, which is a key part of our business model. Should our ability to display MLS listings information on our website be significantly restricted, it may reduce demand for our services and lead to a decrease in the number of residential real estate transactions completed by our ZipAgents, as well as increase our costs of ensuring compliance with such restrictions.

Our business could be harmed by transitions in the real estate markets and economic events that are out of our control and may be difficult to predict.

The success of our business depends in part on the health of the residential real estate market, which traditionally has been subject to cyclical economic swings as well as other changes in local regional or national economic conditions. The purchase of residential real estate is a significant transaction for most consumers, and one which can be delayed or terminated based on the availability of discretionary income. Economic slowdown or recession, rising interest rates, adverse tax policies or changes in other regulations, lower availability of credit, increased unemployment, lower consumer confidence, lower wage and salary levels, war or terrorist attacks, natural disaster, oil price spikes or the public perception that any of these events may occur, could adversely affect the demand for residential real estate and would harm our business. Also, if interest rates increase significantly, homeowners' ability to purchase a new home or a higher priced home may be reduced as higher monthly payments would make housing less affordable. In addition, these conditions could lead to a decline in transaction volume and sales prices, either of which would harm our operating results.

Since early September of 2005 we have experienced significant increases in the available inventories of homes for sale in many of our markets, as well as increases in the amount of time listings are taking to sell. For example, average monthly inventories in our existing markets increased approximately 80%, in 2006 compared to 2005 and months of inventory increased approximately 84%, in December 2006 compared to December 2005. Pricing increases have also slowed, and some markets have shown declines in median selling prices over this period. According to NAR, national sales of existing homes fell 8.4% to 6.48 million in 2006 from 7.08 million in 2005. In the State of California, the California Association of REALTORS reported that sales of existing homes declined 23% in 2006 compared to 2005. In our opinion, these data points suggest the housing market is in a period of transition, with more power shifting to buyers from sellers, which may impair our ability to grow the Company and our agent productivity.

Consumer access to mortgage financing has been affordable and widely available by historic standards. Any tightening in the availability of credit will have the potential to negatively impact the housing market.

The affordability and availability of mortgage financing is influenced by a number of factors, including interest rates, lender underwriting criteria, loan product availability, and the performance of mortgage backed securities in the secondary market. Since the fall of 2005, the residential real estate market has been softening as interest rates have been increasing. In addition, lender underwriting criteria began to change in 2006 as a result of tighter lending standards. When interest rates rise and when underwriting criteria becomes more restrictive, housing becomes less affordable, since at a given income level people cannot qualify to borrow as much principal, or given a fixed principal amount they will be faced with higher monthly payments. This result may mean that fewer people will be able to afford homes at prevailing prices, leading to fewer transactions or reduction in home prices. Should we not be able to offset the potential negative market influences on price and volume by increasing our transaction volume through market share growth, our financial results could be negatively impacted.

Our business model is new and unproven, and we cannot guarantee our future success.

Our Internet-enabled residential real estate brokerage service is a relatively new and unproven business model. Our business model differs significantly from that of a traditional real estate brokerage firm in several ways, including our heavy reliance on the Internet and technology and our employee agent model. The success of our business model depends on its scalability and on our ability to achieve higher transaction volumes at an overall lower cost per transaction in order to offset the costs associated with our technology, employee benefits, marketing and advertising expenses and discounts and rebates. If we are unable to efficiently acquire clients and maintain agent productivity in excess of industry averages, our ZipAgents may close fewer transactions and our net revenues could suffer as a result. Also, given that our agent employee model is uncommon in the real estate industry, our compensation structure could be subject to legal challenge, such as the litigation commenced against ZipRealty in 2005, which has been resolved. In addition, our agents generally earn a lower per transaction commission than a traditional independent contractor agent. If we are unsuccessful in providing our agents with an attractive value proposition, whether through more opportunities to close transactions or otherwise, when compared to the traditional model, our ability to hire and retain qualified real estate agents would be harmed, which would in turn significantly harm our business.

If we fail to recruit, hire and retain qualified agents, we may be unable to service our clients and our growth could be impaired.

Our business requires us to hire employees who are licensed real estate agents, and our strategy is based on consistently and rapidly growing our team of ZipAgents. Competition for qualified agents is intense, particularly in the markets in which we compete, and retention is an industry-wide issue. While there are many licensed real estate agents in our markets and throughout the country, historically we have had difficulties in recruiting and retaining properly qualified licensed agents due particularly to agent discomfort with using technology and being actively managed by an employer. In addition, our lower per transaction agent commission model may be unattractive to certain higher performing agents. If we are unable to recruit, train and retain a sufficient number of qualified licensed real estate agents, we may be unable to service our clients properly and grow our business.

Historically we have experienced a high degree of agent turnover, most of which occurs in the first few months after commencing employment. This turnover has required us to expend a substantial amount of time and money to replace agents who have left as we have been growing our business. If this situation worsens, our rate of expansion into new markets could be slowed and we will continue to employ a significantly higher number of new agents with less experience operating in our business model, which could cause us to be less effective at expanding our market share in our existing markets and entering new markets.

We may incur additional expenses or liabilities if our compensation or expense reimbursement policies are found to violate federal or state wage and hour laws.

Because our ZipAgents are employees and not independent contractors, we are subject to federal and state regulation of our employment practices, including compensation and expense reimbursement for our ZipAgents. We rely on federal and state exemptions from minimum wage and fair labor standards laws for our ZipAgents, who are compensated primarily through commissions and who are reimbursed for certain business expenses. Such exemptions may not continue to be available, or we may not qualify for such exemptions, which could subject us to penalties and damages for non-compliance. For example, Nevada recently approved legislation that preempts the federal "outside sales exemption" from paying minimum wages in that state. That legislation is scheduled to take effect on November 1, 2007. Depending on the regulations that are ultimately adopted pursuant to that legislation, we may be required to pay our ZipAgents in Nevada minimum wages and may thereafter need to change our compensation model accordingly. Also, some states, such as California, have enacted laws requiring the reimbursement of employee expenses, which caused us to change our compensation practices in 2005. If exemptions from paying minimum wages are not available in states where we desire to expand our operations or if they cease to be available in the states where we currently operate, or if we are required by state laws to pay additional compensation or to reimburse additional expenses, we could be subject to lawsuits, and we may need to modify our agent compensation structure in such states, which could cause our compensation practices to be less attractive to agents or more expensive to the Company.

Our failure to effectively manage the growth of our ZipAgents and related technology could adversely affect our ability to service our clients.

As our operations have expanded, we have experienced rapid growth in our headcount from 1,556 total employees, including 1,366 ZipAgents, at December 31, 2005 to 2,014 total employees, including 1,794 ZipAgents, at December 31, 2006. We expect to continue to increase headcount in the future, particularly the number of ZipAgents. Our rapid growth has demanded, and will continue to demand, substantial resources and attention from our management. We will need to continue to hire additional qualified agents and improve and maintain our related technology to properly manage our growth. If we do not effectively manage our growth, our client service and responsiveness could suffer and our costs could increase, which could negatively affect our brand and operating results.

Our failure to effectively manage the growth of our control systems could adversely affect our ability to maintain legal compliance.

As we grow, our success will depend on our ability to continue to implement and improve our operational, financial and management information and control systems on a timely basis, together with maintaining effective cost controls. This ability is particularly critical as we implement new systems and controls to help us better comply with the stringent requirements of being a public company, including the requirements of the Sarbanes-Oxley Act of 2002, which require management to evaluate and assess the effectiveness of our internal control over financial reporting and our disclosure controls and procedures. Effective internal control over financial reporting is required by law and is necessary for us to provide reliable financial reports and effectively prevent fraud. Effective disclosure controls and procedures are required by law and are necessary for us to file complete, accurate and timely reports under the Securities Exchange Act of 1934. Our ability to manage the growth of our control systems and maintain legal compliance could be thwarted by many factors, including turnover in management and the lack of adequate staffing with the requisite expertise and training. Any inability to provide reliable financial reports or prevent fraud or to file complete, accurate and timely reports under the Securities Exchange Act could harm our business, harm our reputation or result in a decline in our stock price. We are continuing to evaluate and, where appropriate, enhance our systems, procedures and internal controls. If our systems, procedures or controls are not adequate to support our operations and reliable, accurate and timely financial and other reporting, we may not be able to successfully satisfy regulatory and investor scrutiny, offer our services and implement our business plan.

If we fail to comply with real estate brokerage laws and regulations, we may incur significant financial penalties or lose our license to operate.

Due to the geographic scope of our operations and the nature of the real estate services we perform, we are subject to numerous federal, state and local laws and regulations, and regulatory authorities have relatively broad discretion to grant, renew and revoke licenses and approvals and implement regulations. For example, we are required to maintain real estate brokerage licenses in each state in which we operate and to designate individual licensed brokers of record. In some states, these licenses are personal to the broker. If we fail to maintain our licenses, lose the services of our designated broker of record or conduct brokerage activities without a license, we may be required to pay fines or return commissions received, our licenses may be suspended or revoked or not renewed or we may be subject to other civil and/or criminal penalties. As we expand into new markets, we will need to obtain and maintain the required brokerage licenses, which may be difficult, and comply with the applicable laws and regulations of these markets, which may be different from those to which we are accustomed, any of which will increase our compliance costs. In addition, because the size and scope of real estate sales transactions have increased significantly during the past several years, both the difficulty and cost of compliance with the numerous state licensing regimes and possible losses resulting from non-compliance have increased. Our failure to comply with applicable laws and regulations, the possible loss of real estate brokerage licenses or litigation by government agencies or affected clients may have a material adverse effect on our business, financial condition and operating results, and may limit our ability to expand into new markets.

We may have liabilities in connection with real estate brokerage activities.

As a licensed real estate brokerage, we and our licensed employees are subject to statutory due diligence, disclosure and standard-of-care obligations. In the ordinary course of business we and our employees are subject to litigation from parties involved in transactions for alleged violations of these obligations. We self-insure some of this risk and, as we expand our business to include larger deals, we may not be able or otherwise determine not to obtain third party insurance on these larger deals with attractive terms. In addition, we may be required to indemnify our employees who become subject to litigation or other claims arising out of our business activities, including for claims related to the negligence of those employees. An adverse outcome in any such litigation could negatively impact our reputation and harm our business.

We may have liabilities if any of our employees violates laws concerning settlement procedures.

Our business must comply with the provisions of the federal Real Estate Settlement Procedures Act, or RESPA, as well as comparable state statutes where we do business. These statutes, among other things, restrict payments which real estate brokers, agents and other settlement service providers may receive for referral of business to other settlement service providers in connection with the closing of real estate transactions. RESPA and similar state laws also require timely disclosure of certain relationships or financial interest that a broker has with providers of real estate settlement services. If any of our employees fails to comply with any of these statutes, a resulting enforcement proceeding could subject us to substantial financial penalties, be expensive to defend and materially harm our ability to continue operations.

If any of our core services fails to comply with applicable federal and state law and regulations, we may incur significant financial penalties or lose licenses require to provide these services.

We are currently exploring and beginning to implement several options for offering services relating to the purchase, sale and ownership of a home, including services related to title insurance, escrow, mortgage, home warranty insurance and property and casualty insurance (including auto insurance), which we refer to as core services. We expect that some of our core services will be offered through affiliates (including wholly owned subsidiaries), while others will be offered through joint ventures or marketing arrangements with independent third parties, such as title companies, banks and insurance companies. For example, as discussed above, we have entered into a co-marketing arrangement with E-LOAN, Inc. to provide the mortgage center on our website in exchange for a flat monthly fee established on a periodic basis. Also, we have formed a joint venture with a title insurance company to explore the offering to our clients title insurance service in one or more of our markets, and we have formed a subsidiary to offer insurance services in certain markets.

These core services may be subject to regulation at both the federal and state level, including, in certain instances, regulation under the Fair Housing Act, the Real Estate Settlement Procedures Act, or RESPA, state and local licensing laws and regulations (whether applicable to us or third parties with whom we have arrangements) and federal and state advertising laws, fair lending and insurance-related laws and regulations. Some of these laws and regulations, such as RESPA, do not offer definitive requirements for compliance, making it difficult to determine conclusively whether these core services will comply. The laws of the states in which we conduct business often vary considerably regarding the legality of and licensing requirements for conducting certain business practices, including the payment of compensation, in connection with offering mortgage, title insurance and other insurance products, and these states often do not provide definitive guidance concerning when these practices are illegal or require licensure, which can make it difficult to determine whether our practices are in legal compliance. In addition, to the extent that these core services are offered through affiliates or arrangements with independent third parties, we may have little ability to ensure that these parties comply with applicable laws and regulations. Also, as these core services are expanded into new markets, they will need to obtain and maintain the required licenses and comply with the applicable laws and regulations of these markets, which may be different from the laws and regulations to which they were previously subject, may be difficult to obtain and will increase compliance costs.

If our practices in offering these core services fail to comply with applicable laws and regulations (including if they fail to maintain any necessary licenses, whether through the loss of individuals or entities licensed to perform these services or otherwise, or if they are performed or compensated without required licenses), we and the other parties providing the core services may be required to pay fines or return commissions received and may be subject to other civil or criminal penalties under actions by government agencies or clients, and the licenses needed to provide these core services may be suspended, revoked or denied. Any of these events could also cause disruption in the relationships between us and the other parties involved in offering these core services. Consequently, any failure to comply with application laws and regulations may have a material adverse effect on our business, financial condition and operating results, and may limit our ability to expand our core services into new markets.

We may have liabilities in connection with our performance of core services.

For some of the core services we anticipate offering, such as insurance and mortgage, we expect the performance of these core services to be subject to statutory due diligence, disclosure and standard-of-care obligations. In the ordinary course of business, we and the other parties involved in providing these core services may be subject to litigation from clients and other parties involved in transactions for alleged violations of these obligations. We anticipate that the vehicles providing these core services will self-insure some of this risk. In addition, these vehicles may be required to indemnify their employees who become subject to litigation or other claims arising out of their business activities, including for claims related to the negligence of these employees. An adverse outcome in any such litigation could negatively impact our reputation and have a material adverse impact on our business, operating results and financial condition.

If our arrangements for providing core services become impaired, we may lose sources of revenue that may be difficult to replace and we may be less likely to engage in related transactions with our clients.

As mentioned above, we are currently exploring several options for offering core services, and we expect that some of these services will be offered through affiliates (including wholly owned subsidiaries), while others will be offered through joint ventures or marketing arrangements with independent third parties, such as title companies, banks and insurance companies. If these relationships are terminated or otherwise become impaired, we could lose sources of revenues that we may not be able to readily replace, and our clients could have a more difficult time obtaining services they require in connection with their purchase or sale of a home, reducing our likelihood of engaging in residential real estate or other transactions with these clients. For example, we receive revenues from our marketing relationship with E-LOAN, Inc., which provides the ZipRealty Mortgage Center on our website and pays us a flat monthly fee that is established on a periodic basis (representing less than 3% of our revenues during fiscal year 2006). E-LOAN was acquired by Popular, Inc. in late 2005. If our marketing relationship with E-LOAN became impaired, not only would we lose the marketing revenues from that relationship, but also our clients could have a more difficult time obtaining the financing needed to purchase a home through us, which could negatively impact our transaction revenues. In addition, upon the termination of an arrangement with an independent third party to provide core services, we or our affiliates may be required to pay certain costs or fees or be precluded from performing such services for a period of time. Any of these events could negatively impact our business and financial condition.

If consumers do not continue to use the Internet as a tool in their residential real estate buying or selling process, we may be unable to attract new clients and our growth and financial results may suffer.

We rely substantially on our website and web-based marketing for our client lead generation. As the residential real estate business has traditionally been characterized by personal, face-to-face relationships between buyers and sellers and their agents, our success will depend to a certain extent on the willingness of consumers to increase their use of online services in the real estate sales and purchasing process. In addition, our success will depend on consumers visiting our website early in their selling or buying process so that we can interface with potential clients before they have engaged a real estate agent to represent them in their transactions. If we are unable to convince visitors to our website to transact business with us, our ZipAgents will have fewer opportunities to represent clients in residential real estate transactions and our net revenues could suffer.

Our success depends in part on our ability to successfully expand into additional real estate markets.

We currently operate in 24 markets, including 16 of the 25 most populous U.S. metropolitan statistical areas. A part of our business strategy is to grow our business by entering into additional real estate markets and, to this end, we commenced operations in Las Vegas in April 2005, Houston in June 2005, Miami in October 2005, Tampa in February 2006, Orlando in April 2006, Minneapolis/St. Paul in May 2006, Austin in July 2006, Palm Beach in September 2006, the Greater Philadelphia area in December 2006 and Naples in March 2007. We have announced plans to enter Tucson, Denver, Jacksonville, Richmond and Salt Lake City in 2007 and intend to open two to six additional markets later in the year. Key elements of this expansion include our ability to identify strategically attractive real estate markets and to successfully establish our brand in those markets. We consider many factors when selecting a new market to enter, including:

- the economic conditions and demographics of a market;
- the general prices of real estate in a market;
- Internet use in a market;
- competition within a market from local and national brokerage firms;
- rules and regulations governing a market;
- the ability and capacity of our organization to manage expansion into additional geographic areas, additional headcount and increased organizational complexity;
- the existence of local MLSs; and
- state laws governing cash rebates and other regulatory restrictions.

Before opening Las Vegas we had not entered a new geographic market since July 2000 and have limited experience expanding into and operating in multiple markets, managing multiple sales regions or addressing the factors described above. In addition, this expansion could involve significant initial start-up costs. We expect that significant revenues from new markets may be achieved, if ever, only after we have been operating in that market for some time and begun to build market awareness of our services. As a result, geographic expansion is likely to significantly increase our expenses and cause fluctuations in our operating results. In addition, if we are unable to successfully penetrate these new markets, we may continue to incur costs without achieving the expected revenues, which would harm our financial condition and results of operations.

Unless we develop, maintain and protect a strong brand identity, our business may not grow and our financial results may suffer.

We believe a strong brand is a competitive advantage in the residential real estate industry because of the fragmentation of the market and the large number of agents and brokers available to the consumer. Because our brand is relatively new, we currently do not have strong brand identity. We believe that establishing and maintaining brand identity and brand loyalty is critical to attracting new clients. In order to attract and retain both clients and employees, and respond to competitive pressures, we expect to increase our marketing and customer acquisition expenditures to develop, maintain and enhance our brand in the future.

We plan to continue conducting and refining our online advertising and possibly to test and conduct print, radio, direct mail and outdoor campaigns. We plan to increase our online advertising expenditures in the near future. While we intend to enhance our marketing and advertising activities in order to attract and retain both clients and employees, these activities may not have a material positive impact on our brand identity. In addition, developing our brand will depend on our ability to provide a high-quality consumer experience and high quality service, which we may not do successfully. If we are unable to develop, maintain and enhance our brand, our ability to attract new clients and employees or successfully expand our operations will be harmed.

We have numerous competitors, many of which have valuable industry relationships, innovative business models and access to greater resources than we do.

The residential real estate market is highly fragmented, and we have numerous competitors, many of which have greater name recognition, longer operating histories, larger client bases, and significantly greater financial, technical and marketing resources than we do. Some of those competitors are large national brokerage firms or franchisors, such as Prudential Financial, Inc., RE/MAX International Inc. and Realogy Corporation, which owns the Century 21, Coldwell Banker and ERA franchise brands, a large corporate relocation business and NRT Incorporated, the largest brokerage in the United States. NRT owns and operates brokerages that are typically affiliated with one of the franchise brands owned by Realogy. We are also subject to competition from local or regional firms, as well as individual real estate agents. Our technology-focused business model is a relatively new approach to the residential real estate market and many consumers may be hesitant to choose us over more established brokerage firms employing traditional techniques.

Some of our competitors are able to undertake more extensive marketing campaigns, make more attractive offers to potential agents and clients and respond more quickly to new or emerging technologies. Over the past several years there has been a slow but steady decline in average commissions charged in the real estate brokerage industry, with the average commission percentage decreasing from 5.44% in 2000 to 5.02% in 2005 according to REAL *Trends*. Some of our competitors with greater resources may be able to better withstand the short- or long-term financial effects of this trend. In addition, the barriers to entry to providing an Internet-enabled real estate service are low, making it possible for current or new competitors to adopt certain aspects of our business model, including offering comprehensive MLS data to clients via the Internet, thereby reducing our competitive advantage. We may not be able to compete successfully for clients and agents, and increased competition could result in price reductions, reduced margins or loss of market share, any of which would harm our business, operating results and financial condition.

We also compete or may in the future compete with various online services, such as InterActiveCorp and its LendingTree unit, HouseValues, Inc., HomeGain, Inc., Move, Inc. and its Realtor.com affiliate, Zillow and Yahoo! Inc. that also look to attract and monetize home buyers and sellers using the Internet. Move is affiliated with NAR, the National Association of Home Builders, or NAHB, and a number of major MLSs, which may provide Move with preferred access to listing information and other competitive advantages. In addition, the competitive landscape in the residential real estate industry is in the midst of significant changes as new business models enter the marketplace. In order to continue growing, our business model must remain attractive to consumers so that we can compete successfully with these newer models as they expand into our marketplaces

In addition, the competitive landscape in the residential real estate industry is in the midst of significant changes as new business models enter the marketplace. In order to continue growing, our business model must remain attractive to consumers so that we can compete successfully with these newer models as they expand into our marketplaces. In addition, to remain economically viable, we will need to be able to compete effectively with these new entrants for the acquisition of agents and leads.

Changes in federal and state real estate laws and regulations, and rules of industry organizations such as the National Association of REALTORS®, could adversely affect our business.

The real estate industry is heavily regulated in the United States, including regulation under the Fair Housing Act, the Real Estate Settlement Procedures Act, state and local licensing laws and regulations and federal and state advertising laws. In addition to existing laws and regulations, states and industry participants and regulatory organizations could enact legislation, regulatory or other policies in the future, which could restrict our activities or significantly increase our compliance costs. Moreover, the provision of real estate services over the Internet is a new and evolving business, and legislators, regulators and industry participants may advocate additional legislative or regulatory initiatives governing the conduct of our business. If existing laws or regulations are amended or new laws or regulations are adopted, we may need to comply with additional legal requirements and incur significant compliance costs, or we could be precluded from certain activities. Because we operate through our website, state and local governments other than where the subject property is located may attempt to regulate our activities, which could significantly increase our compliance costs and limit certain of our activities. In addition, industry organizations, such as NAR and other state and local organizations, can impose standards or other rules affecting the manner in which we conduct our business. As mentioned above, NAR has adopted rules that, if implemented, could result in a reduction in the number of home listings that could be viewed on our website. NAR has extended the deadline for the implementation of its rules pending the resolution of a lawsuit filed in federal court by the Antitrust Division of the U.S. Department of Justice challenging, among other things, NAR's proposed ILD policy that dictates how brokers can display other brokers' property listings on their websites. We presently do not know whether or when the NAR rules will be implemented in their current form or in a revised form, if at all. The implementation of the rules will not limit our access to listing information, but could limit the display of listing information to our clients through our website in the manner we currently utilize, as well as increase our costs of ensuring compliance with such rules. Any significant lobbying or related activities, either of governmental bodies or industry organizations, required to respond to current or new initiatives in connection with our business could substantially increase our operating costs and harm our business.

We derive a significant portion of our leads through third parties, and if any of our significant lead generation relationships are terminated, impaired or become more expensive, our ability to attract new clients and grow our business may be adversely affected.

We generate leads for our ZipAgents through many sources, including leads from third parties with which we have only non-exclusive, short-term agreements that are generally terminable on little or no notice and with no penalties. Our largest third-party lead source, Homegain, Inc., which competes with us for online customer acquisition, generated approximately 27% and 29% of our leads during 2006 and 2005, respectively. Should our lead replacement strategy upon the loss of a large lead supplier not be successful, or any of our other lead generation relationships become materially more expensive such that we could not obtain substitute sources on acceptable terms, our ability to attract new clients and grow our business may be impaired. Our business may also be impaired to the extent that state laws or NAR or MLS regulations make it more difficult or expensive for lead generators to provide us with sufficient leads.

Our ability to expand our business may be limited by state laws governing cash rebates to home buyers.

A significant component of our value proposition to our home buyer clients is a cash rebate provided to the buyer at closing. Currently, our clients who are home buyers represent a substantial majority of our business and revenues. Certain states, such as Alaska, Kansas, Louisiana, Mississippi, New Jersey, Oklahoma, Oregon and Tennessee, may presently prohibit sharing any commissions with, or providing rebates to, clients who are not licensed real estate agents. In addition, other states may limit or restrict our cash rebate program as currently structured, including Missouri and New York. In connection with entry into the Greater Philadelphia area, we entered the New Jersey market, where the payment of cash rebates is currently not permitted by law. Consequently, in New Jersey, in lieu of offering a cash rebate to our buyers, we make a donation to a local charity through United Way equal to 20% of our commission in cash upon closing. Should we decide to expand into any of these other states where the payment of cash rebates are restricted or prohibited, we may have to adjust our pricing structure or refrain from offering rebates to buyers in these states. Moreover, we cannot predict whether alternative approaches will be cost effective or easily marketable to prospective clients. The failure to enter into these markets, or others that adopt similar restrictions, or to successfully attract clients in these markets, could harm our business.

We may be unable to integrate our technology with each MLS on a cost-effective basis, which may harm our operating results and adversely affect our ability to service clients.

Each MLS is operated independently and is run on its own technology platform. As a result, we must constantly modify our technology to successfully interact with each independent MLS in order to maintain access to that MLS's home listings information. In addition, when a new MLS is created, we must customize our technology to work with that new system. These activities require constant attention and significant resources. We may be unable to successfully interoperate with the MLSs without significantly increasing our engineering costs, which would increase our operating expenses without a related increase in net revenues and cause our operating results to suffer. We may also be unable to interoperate with the MLSs at all, which may adversely affect the demand for our services.

We may be subject to liability for the Internet content that we publish.

As a publisher of online content, we face potential liability for negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of the material that we publish or distribute. Such claims may include the posting of confidential data, erroneous listings or listing information and the erroneous removal of listings. These types of claims have been brought successfully against the providers of online services in the past and could be brought against us or others in our industry. In addition, we may face liability if a MLS member or participant utilizes an opt-out provision, as previously discussed, and we fail to comply with that requirement. These claims, whether or not successful, could harm our reputation, business and financial condition.

Although we carry general liability insurance, our insurance may not cover claims of these types or may be inadequate to protect us from all liability that we may incur.

We monitor and evaluate the use of our website by our registered users, which could raise privacy concerns.

Visitors to our website that register with us receive access to home listing and related information that we do not make available to unregistered users. As part of the registration process, our registered users consent to our use of information we gather from their use of our website, such as the geographic areas in which they search for homes, the price range of homes they view, their activities while on our website and other similar information. They also provide us with personal information such as telephone numbers and email addresses and our registered users consent to our internal use of personal information. Our website includes a copy of our privacy policy, which sets forth our practices with respect to sharing website use and personal information when necessary to administer products or services we or our subsidiaries may provide, when we have users' permission, when required by law, or as otherwise described in our privacy policy. If we were to use this information outside the scope of our privacy policy or otherwise fail to observe any legal obligation keep this information confidential from third parties, including our former agents, we may be subject to legal claims or government action and our reputation and business could be harmed. Also, concern among consumers regarding our use of information gathered from visitors to our website could cause them not to register with us, which would reduce the number of leads we derive from our website. Because our website is our primary client acquisition tool, any resistance by consumers to register on our website would harm our business and results of operations, and could cause us to alter our business practices or incur significant expenses to educate consumers regarding the use we make of information.

We may need to change the manner in which we conduct our business if government regulation of the Internet increases.

The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws that may impose additional burdens on us. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. For example, both the U.S. government and the State of California have enacted Internet laws regarding privacy and sharing of customer information with third parties. Laws applicable to the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet.

In addition, because each state in which we do business requires us to be a licensed real estate broker, and residents of states in which we do not do business could potentially access our website, changes in Internet regulation could lead to situations in which we are considered to "operate" or "do business" in such states. This could result in potential claims or regulatory action.

If we are required to comply with new regulations or new interpretations of existing regulations, we may not be able to differentiate our services from traditional competitors and may not attract a sufficient number of clients for our business to be successful.

Our operating results are subject to seasonality and vary significantly among quarters during each calendar year, making meaningful comparisons of successive quarters difficult.

The residential real estate market traditionally has experienced seasonality, with a peak in the spring and summer seasons and a decrease in activity during the fall and winter seasons. Revenues in each quarter are significantly affected by activity during the prior quarter, given the typical 30- to 45-day time lag between contract execution and closing. Historically, this seasonality has caused our revenues, operating income, net income and cash flow from operating activities to be lower in the first and fourth quarters and higher in the second and third quarters of each year.

Factors affecting the timing of real estate transactions that can cause our quarterly results to fluctuate include:

- timing of widely observed holidays and vacation periods and availability of home buyers and sellers, real estate agents and related service providers during these periods;
- a desire to relocate prior to the start of the school year;
- inclement weather which can influence consumers' desire or ability to visit properties;
- timing of employment compensation changes, such as raises and bonuses;
- the time between entry into a purchase contract for real estate and closing of the transaction; and
- the levels of housing inventory available for sale.

We expect our revenues to continue to be subject to these seasonal fluctuations, which, combined with our recent growth, make it difficult to compare successive quarters.

Our reputation and client and agent service offerings may be harmed by system failures and computer viruses.

The performance and reliability of our technology infrastructure is critical to our reputation and ability to attract and retain clients and agents. Our network infrastructure is currently co-located at a single facility in Sunnyvale, California and we do not currently operate a back-up facility. As a result, any system failure or service outage at this primary facility would result in a loss of service for the duration of the failure or outage. Any system error or failure, or a sudden and significant increase in traffic, may significantly delay response times or even cause our system to fail resulting in the unavailability of our Internet platform. For example, in the summer of 2006 we experienced unscheduled outages in our website and ZAP system due to our rollout of new software and in 2005 we experienced an unscheduled outage that lasted approximately 12 hours. During this period our clients and prospective clients were unable to access our website or receive notifications of new listings. While we have taken measures to prevent unscheduled outages, outages may occur in the future. In addition, our systems and operations are vulnerable to interruption or malfunction due to certain events beyond our control, including natural disasters, such as earthquakes, fire and flood, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. Our network infrastructure is located in the San Francisco Bay area, which is susceptible to earthquakes and has, in the past, experienced power shortages and outages, any of which could result in system failures and service outages. We may not be able to expand our network infrastructure, either on our own or through use of third party hosting systems or service providers, on a timely basis sufficient to meet demand. Any interruption, delay or system failure could result in client and financial losses, litigation or other consumer claims and damage to our reputation.

Our business is geographically concentrated, which makes us more susceptible to business interruption and financial loss due to natural disasters, inclement weather, economic or market conditions or other regional events outside of our control.

Presently, our business is conducted principally in a few states in the western United States, especially California, and along the eastern seaboard. For example, we derived approximately 41% of our net transaction revenues in the year ended December 31, 2006 in the State of California. In addition, our servers and other technology infrastructure are located principally in the State of California. Our geographic concentration makes us as a whole more vulnerable to the effects of regional disasters in these areas, such as earthquakes, harsh weather, economic or market conditions or other events outside of our control, such as shifts in populations away from markets that we serve. These events could cause us to sustain a business interruption or other financial loss that would be greater than if our business were more dispersed geographically.

Our intellectual property rights are valuable and our failure to protect those rights could adversely affect our business.

Our intellectual property rights, including existing and future patents, trademarks, trade secrets and copyrights, are and will continue to be valuable and important assets of our business. We believe that our proprietary

ZAP technology and ZipNotify, as well as our ability to interoperate with multiple MLSs and our other technologies and business practices, are competitive advantages and that any duplication by competitors would harm our business. We have taken measures to protect our intellectual property, but these measures may not be sufficient or effective. For example, we seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements. We also seek to maintain certain intellectual property as trade secrets. Intellectual property laws and contractual restrictions may not prevent misappropriation of our intellectual property or deter others from developing similar technologies. In addition, others may develop technologies that are similar or superior to our technology, including our patented technology. Any significant impairment of our intellectual property rights could harm our business.

We may in the future be subject to intellectual property rights disputes, which could divert management attention, be costly to defend and require us to limit our service offerings.

Our business depends on the protection and utilization of our intellectual property. Other companies may develop or acquire intellectual property rights that could prevent, limit or interfere with our ability to provide our products and services. One or more of these companies, which could include our competitors, could make claims alleging infringement of their intellectual property rights. Any intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle and could significantly divert management resources and attention.

Our technologies may not be able to withstand any third-party claims or rights against their use. If we were unable to defend successfully against such claims, we may have to:

- pay damages;
- stop using the technology found to be in violation of a third party's rights;
- seek a license for the infringing technology; or
- develop alternative non-infringing technology.

If we have to obtain a license for the infringing technology, it may not be available on reasonable terms, if at all. Developing alternative non-infringing technology could require significant effort and expense. If we cannot license or develop alternative technology for the infringing aspects of our business on attractive terms, we may be forced to limit our product and service offerings. Any of these results could reduce our ability to compete effectively, and harm our business and results of operations.

If we fail to attract and retain our key personnel, our ability to meet our business goals will be impaired and our financial condition and results of operations will suffer.

The loss of the services of one or more of our key personnel could seriously harm our business. For example, Eric A. Danziger, our former Chief Executive Officer, departed from the Company on August 1, 2006 and Gary M. Beasley, our former President and Chief Financial Officer, departed on January 5, 2007. Mr Danziger was succeeded by Mr. Richard F. Sommer, who assumed the position of Chief Executive Officer on September 6, 2006 and Mr. Joseph Patrick Lashinsky assumed the position of President on January 8, 2007. Our success depends on the contributions of Mr. Sommer, Mr. Lashinsky and other senior level sales, operations, marketing, technology and financial officers. Our business plan was developed in large part by our senior level officers and its implementation requires their skills and knowledge. With the exception of Mr. Sommer and Mr. Lashinsky, none of our officers or key employees has an employment agreement, and their employment is at will. We do not have "key person" life insurance policies covering any of our executives.

We intend to evaluate acquisitions or investments in complementary technologies and businesses and we may not realize the anticipated benefits from, and may have to pay substantial costs related to, any acquisitions or investments that we undertake.

As part of our business strategy, we plan to evaluate acquisitions of, or investments in, complementary technologies and businesses. We may be unable to identify suitable acquisition candidates in the future or be able to make these acquisitions on a commercially reasonable basis, or at all. If we complete an acquisition or investment, we may not realize the benefits we expect to derive from the transaction. Any future acquisitions and investments would have several risks, including:

- our inability to successfully integrate acquired technologies or operations;
- diversion of management's attention;
- problems maintaining uniform standards, procedures, controls and policies;
- potentially dilutive issuances of equity securities or the incurrence of debt or contingent liabilities;
- expenses related to amortization of intangible assets;
- risks associated with operating a business or in a market in which we have little or no prior experience;
- potential write offs of acquired assets;
- loss of key employees of acquired businesses; and
- our inability to recover the costs of acquisitions or investments.

Accounting for employee stock options using the fair value method could significantly reduce our net income in future periods.

In December 2004, the FASB issued its final standard on accounting for share-based payments, SFAS 123(R) (revised 2004), that requires companies to expense the value of employee stock options and similar awards. In April 2005, the Securities and Exchange Commission amended the compliance dates and, accordingly, we were required to record an expense for our stock-based compensation plans using the fair value method beginning on January 1, 2006. This expense will exceed the expense we previously recorded for our stock-based compensation plans and correspondingly reduce our net income in future periods.

The value of our services could be diminished if anti-spam software filters out an increasing portion of the emails we send.

Our ZAP system includes a feature that sends out personalized email messages to our registered users on behalf of our agents. Given the volume of these messages, anti-spam software used by Internet service providers and personal computer users sometimes treats these messages incorrectly as unsolicited email, or "spam," and filters them out. If this problem becomes more pervasive, the value of this aspect of our marketing and communication approach could be diminished, which could harm our business.

As we implement changes in our agent compensation policies, we may incent behaviors that cause a decrease in our profit margin with the goal of increasing our profits.

From time to time, we implement changes to our agent compensation policies to achieve certain goals, for example, the improvement of agent productivity and retention. Recently, we implemented a program to pay higher commission splits to a select number our agents as the cumulative number of deals they close increases. Our goal for this program is to incent all of our agents to achieve higher levels of productivity and to thereby increase our profits. However, we anticipate that the implementation of this program may cause a slight decrease in our gross margin. We may, in the future, opt to implement additional changes in our agent compensation policies that may decrease our profit margins with the goal of increasing our profits.

OTHER RISKS RELATED TO OUR STOCK PRICE

Our stock price may be volatile.

The trading price of our common stock may fluctuate widely, depending upon many factors, some of which are beyond our control. These factors include, among others, the risks identified above and the following:

- variations in our quarterly results of operations;

- announcements by us or our competitors or lead source providers;
- the relatively low level of public float and average daily trading volumes of our common stock;
- changes in estimates of our performance or recommendations, or termination of coverage by securities analysts;
- inability to meet quarterly or yearly estimates or targets of our performance;
- the hiring or departure of key personnel (such as the recent departures of our former Chief Executive Officer, Eric A. Danziger and our former President and Chief Financial Officer, Gary M. Beasley), including agents or groups of agents or key executives;
- changes in our reputation;
- acquisitions or strategic alliances involving us or our competitors;
- changes in the legal and regulatory environment affecting our business; and
- market conditions in our industry and the economy as a whole.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. Also, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources and could harm the price of our common stock. Although we carry general liability and errors and omissions insurance, our insurance may not cover claims of these types or may be inadequate to protect us from all liability that we may incur.

Our share price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market, or from the perception that these sales could occur. These sales could also make it more difficult for us to sell our equity or equity-related securities in the future at a time and price that we deem appropriate.

As of December 31, 2006, we had 21,613,027 shares of common stock outstanding. All of these shares are eligible for sale, subject in some cases to the volume and other restrictions of Rule 144 and Rule 701 under the Securities Act of 1933.

In addition, we have registered approximately 5.2 million shares of common stock that have been issued or reserved for future issuance under our stock incentive plans. Of those shares, options for 1,326,706 shares were exercisable as of December 31, 2006 and, if those options are exercised, those shares are eligible for sale. We have also registered 1.25 million shares subject to an option granted to our Chief Executive Officer, Richard F. Sommer, upon his commencement of employment in September 2006, which vests as to 25% on his first anniversary of employment with the remainder to vest ratably over the following three years. Also as of December 31, 2006, we had outstanding warrants for 4,168,606 shares that were fully vested and, if those warrants are exercised, those shares will be eligible for sale, subject to any Rule 144 waiting periods, volume, and other restrictions. As of March 1, 2007, warrants for 3,151,226 of those shares remained outstanding. Nearly all of those warrants (representing 3,147,942 shares) are exercisable at $3.93 per share and expire on the following dates: April 15, 2007 (655,027 shares), October 28, 2007 (582,060 shares), December 17, 2007 (1,346,536 shares), February 18, 2008 (274,365 shares), and June 27, 2008 (289,954 shares). Any sales of those shares prior to expiration of the warrants could have a dilutive effect on our stock price.

Our principal stockholders, executive officers and directors own a significant percentage of our stock, and as a result, the trading price for our shares may be depressed and these stockholders can take actions that may be adverse to your interests.

Our executive officers and directors and entities affiliated with them, in the aggregate, beneficially own over half of our common stock. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. These stockholders, acting together, will have the ability to exert control over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders who are executive officers or directors, or who have representatives on our Board of Directors, could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to our other stockholders.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

- providing for a classified board of directors with staggered, three-year terms;
- not providing for cumulative voting in the election of directors;
- authorizing the board to issue, without stockholder approval, preferred stock with rights senior to those of common stock;
- prohibiting stockholder action by written consent;
- limiting the persons who may call special meetings of stockholders; and
- requiring advance notification of stockholder nominations and proposals.

In addition, the provisions of Section 203 of Delaware General Corporate Law govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

These and other provisions in our amended and restated certificate of incorporation, our bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

Item 1B. *Unresolved Staff Comments:*

None.

Item 2. *Properties:*

Our principal executive offices are located in a leased facility in Emeryville, California, consisting of approximately 23,803 square feet of office space, under a lease that expires in January 2012. This facility accommodates our principal administrative and finance operations. We occupy a leased facility in each of our operating districts to accommodate offices for our district director and support staff. We generally do not provide office space for our ZipAgent force. We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available for lease to meet our future needs.

Item 3. ***Legal Proceedings:***

We are not currently subject to any material legal proceedings. From time to time we have been, and currently are, a party to litigation and subject to claims incident to the ordinary course of the business. The amounts in dispute in these matters are not material to us, and we believe that the resolution of these proceedings will not have a material adverse effect on our business, results of operations, financial position or cash flows.

Item 4. ***Submission of Matters to a Vote of Security Holders:***

None.

PART II

Item 5. ***Market for Our Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities:***

Market information

Our common stock began trading on the Nasdaq Global Market under the symbol "ZIPR" on November 10, 2004. We have not listed our stock on any other markets or exchanges. The following table shows the high and low closing prices for our common stock as reported by the Nasdaq Global Market:

	High	Low
2005 Calendar year		
First Quarter	$18.34	$13.35
Second Quarter	$15.92	$12.30
Third Quarter	$14.17	$12.13
Fourth Quarter	$13.73	$ 7.87
2006 Calendar year		
First Quarter	$10.26	$ 8.16
Second Quarter	$ 9.71	$ 7.11
Third Quarter	$ 8.39	$ 5.89
Fourth Quarter	$ 8.16	$ 7.08

As of March 1, 2007, we had approximately 136 common stockholders of record and a substantially greater number of beneficial owners.

Stock Performance Graph

The following performance graph compares the percentage change in the cumulative total stockholder return on shares or our common stock with the cumulative total return for:

- the Goldman Sachs Internet Index (our Peer Group Index), and
- the Total Return Index for The Nasdaq Stock Market (U.S. and Foreign).

This comparison covers the period from November 10, 2004 (the first day of trading after the effectiveness of the registration statement for our initial public offering) to December 29, 2006 (the last trading day in our fiscal year 2006). It assumes $100 was invested on November 10, 2004 in shares of our common stock, our peer corporations and The Nasdaq Stock Market, and assumes reinvestment of dividends, if any.

The Goldman Sachs Internet Index is a modified-capitalization weighed index of 13 stocks representing the Internet industry, including Internet content and access providers, Internet software and service companies and 3-commerce companies. The Total Return Index for The Nasdaq Stock Market (U.S. and Foreign) comprises all ADRs, domestic shares, and foreign common shares traded on The Nasdaq Global Market and The Nasdaq Capital Market, excluding preferred shares, rights and warrants.

Comparative Returns


200
150
100
50
0
DOLLARS
ZIPR
Nasdaq
Goldman Sachs Internet Index
($GIN) (Peer Group)
11/10/2004
12/31/2004
12/30/2005
12/29/2006

Date	ZipRealty	Peer Group	Total Nasdaq Returns
November 10, 2004	100.00	100.00	100.00
December 31, 2004	109.63	112.22	106.92
December 30, 2005	51.66	129.13	108.39
December 29, 2006	45.95	125.71	118.71

The stock price performance shown on the graph is not necessarily indicative of future price performance. Our closing stock price on March 9, 2007 was $7.27.

Dividend policy

We have never declared or paid dividends on our common stock. We intend to retain our earnings for use in our business and therefore we do not anticipate declaring or paying any cash dividends in the foreseeable future.

Use of proceeds

On November 9, 2004, the Securities and Exchange Commission declared effective our Registration Statement on Form S-1 (File No. 333-115657) for our initial public offering. We commenced our offering immediately thereafter. We completed our sale of 4,550,000 shares of common stock on November 15, 2004 at a price of $13.00 per share, and on November 18, 2004 we sold the remainder of our registered shares of common stock (682,500 shares) at the same price per share pursuant to the underwriters' exercise of the over-allotment option. UBS Securities LLC, Deutsche Bank Securities Inc., Thomas Weisel Partners LLC and Pacific Growth Equities, LLC acted as the underwriters for the offering.

The aggregate purchase price of the offering was $68,022,500. The net offering proceeds received by us after deducting total estimated expenses were $61,402,757. We incurred total estimated expenses in connection with the offering of $6,619,743, which consisted of $1,795,943 in legal, accounting and printing fees, $4,761,575 in underwriters' discounts, fees and commissions, and $62,225 in miscellaneous expenses. No payments for such expenses were made directly or indirectly to (i) any of our directors, officers or their associates, (ii) any person owning 10% or more of any class of our equity securities or (iii) any of our affiliates.

We have not used any of the net offering proceeds from the offering for operational purposes. We currently estimate that we will use the net proceeds as described in the prospectus for the offering: for general corporate purposes, including working capital. We have not assigned specific portions of the net proceeds for any particular uses, and we will retain broad discretion in the allocation of the net proceeds. Although we evaluate potential acquisitions of complementary businesses, technologies or other assets in the ordinary course of business, we have no specific understandings, commitments or agreements with respect to any acquisition at this time.

Pending such uses, we have invested all of the net proceeds from the offering in short-term, investment-grade securities. We cannot predict whether the net proceeds invested will yield a favorable return.

Item 6. *Selected Financial Data:*

The following selected financial data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data."

Statements of Operations Data	Year Ended December 31, 2006	2005	2004	2003	2002
	(In thousands except per share data)				
Net transaction revenues	$ 92,659	$ 91,082	$60,749	$32,679	$ 16,795
Referral and other revenues	2,728	2,323	1,539	1,128	368
Net revenues	95,387	93,405	62,288	33,807	17,163
Operating expenses:					
Cost of revenues	52,166	51,122	33,903	19,937	13,451
Product development	5,380	2,754	2,257	1,740	1,584
Marketing and customer acquisition	12,589	12,306	8,827	5,021	4,470
General and administrative	32,177	22,033	14,438	9,500	10,417
Litigation	—	4,164	—	—	—
Total operating expenses	102,312	92,379	59,425	36,198	29,922
Income (loss) from operations	(6,925)	1,026	2,863	(2,391)	(12,759)
Other income (expense):					
Interest expense	—	—	—	(2,273)	(2,118)
Interest income	3,907	2,741	411	60	126
Other income (expense), net	(16)	(14)	(1)	21	(14)
Total other income (expense), net	3,891	2,727	410	(2,192)	(2,006)
Income (loss) before income taxes	(3,034)	3,753	3,273	(4,583)	(14,765)
Provision for (benefit from) income taxes	17,560	(16,714)	89	—	—
Net income (loss)	$ (20,594)	$ 20,467	$ 3,184	$ (4,583)	$(14,765)
Cumulative preferred stock dividends	—	—	552	631	631
Amount allocated to participating preferred shares	—	—	2,632	—	—
Net income (loss) available to common stockholders	$ (20,594)	$ 20,467	$ —	$ (5,214)	$(15,396)
Net income (loss) per share:					
Basic	$ (1.00)	$ 1.02	$ —	$ (3.57)	$ (10.63)
Diluted	$ (1.00)	$ 0.82	$ —	$ (3.57)	$ (10.63)
Weighted average common shares outstanding:					
Basic	20,542	20,089	3,798	1,459	1,448
Diluted	20,542	25,080	3,798	1,459	1,448

Effective January 1, 2006, we adopted the provisions of SFAS 123 (Revised 2004), *Share-Based Payment* ("SFAS 123(R)").

Balance Sheet Data	December 31, 2006	2005	2004	2003	2002
			(In thousands)		
Cash, cash equivalents and short-term investments	$88,808	$ 88,909	$83,497	$ 10,357	$ 8,961
Working capital	83,794	84,047	80,923	8,183	7,817
Total assets	98,357	113,953	88,126	12,430	12,047
Total long-term liabilities	513	38	90	157	17,082
Total liabilities	10,488	10,172	5,855	3,535	19,827
Redeemable convertible preferred stock and warrants	—	—	—	63,556	42,392
Total stockholders' equity (deficit)	87,869	103,781	82,271	(54,660)	(50,172)

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations:***

The following discussion should be read together with our financial statements and related notes appearing elsewhere in this report. This discussion contains forward-looking statements based upon current expectations that involve numerous risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including but not limited to those set forth in "Risk Factors" in Item 1A of Part I of this report and elsewhere in this report. Except as otherwise required by law, we do not intend to update any information contained in these forward-looking statements.

OVERVIEW

General

We are a full-service residential real estate brokerage firm, using the Internet, proprietary technology and efficient business processes to provide home buyers and sellers with high-quality service and value. Our solution includes a client-centric business approach, a sophisticated website that empowers home buyers and sellers with relevant information, a proprietary business management technology platform and significant financial savings for consumers. We share a portion of our commissions with our buyer clients in the form of a cash rebate, and typically represent our seller clients at fee levels below those offered by most traditional brokerage companies in our markets. Generally, our seller clients pay a total brokerage fee of 4.5% to 5.0% of the transaction value, of which 2.5% to 3.0% is paid to agents representing buyers.

Our net revenues are comprised primarily of commissions earned as agents for buyers and sellers in residential real estate transactions. We record revenues net of rebate or commission discount, if any, paid to our clients. Our net revenues are principally driven by the number of transactions we close and the average net revenue per transaction. Average net revenue per transaction is a function of the home sales price and percentage commission we receive on each transaction. We also receive revenues from certain co-marketing arrangements, such as our relationship with E-LOAN, Inc., which provides the mortgage center on our website and pays us a flat monthly fee that is established on a periodic basis. Generally, non-commission revenues represent less than 5% of our net revenues during any period. We are currently exploring our options for offering other services related to the purchase, sale and ownership of a home.

We were founded in 1999, currently have operations in 24 major metropolitan areas, and as of December 31, 2006 employed 2,014 people, of whom 1,794 were ZipAgents. We commenced operations in Las Vegas in April 2005, Houston in June 2005, Miami in October 2005, Tampa in February 2006, Orlando in April 2006, Minneapolis/St. Paul in May 2006, Austin in July 2006, Palm Beach in September 2006, the Greater Philadelphia area in December 2006 and Naples in March 2007. We have announced plans to enter Tucson, Denver, Jacksonville, Richmond and Salt Lake City in 2007.

Trends in our business

Our business has experienced significant growth since our inception in 1999, primarily as a result of increased transaction volume and increased average net revenue per transaction. In the year ended December 31, 2006, we generated $95.4 million in net revenues, compared to $93.4 million in 2005 and $62.3 million in 2004. The number of closed transactions increased from approximately 8,500 in 2004 to approximately 12,317 in 2005 and increased to 12,683 in 2006. Our average net revenue per transaction increased from approximately $7,147 in 2004 to approximately $7,395 in 2005 and decreased to approximately $7,306 in 2006. Our transaction volume is primarily driven by the number of ZipAgents we employ, which increased to 1,794 at December 31, 2006 from 1,366 at December 31, 2005 and 914 at December 31, 2004. Our average net revenue per transaction decreased over this time primarily as a result of our growing percentage of transactions occurring in less expensive housing price markets outside of California. As we add additional ZipAgents, we believe long term we will continue to increase our transaction volume and grow our business, although this may not be the case if the market continues to soften. In addition, we believe that customer acquisition is one of our core competencies, and while we anticipate that the difficulty of acquiring a sufficient number of leads online may increase over time, we expect that we can mitigate some of that impact with repeat and referral business, as well as by increasing our visibility and credibility to potential clients over time. Since our market share has averaged less than 1% over the past twelve months in our existing markets in aggregate, we believe that there is an opportunity to increase our market share, even if the overall level of sales decline due to changing consumer sentiment, interest rate increases or other economic or geopolitical factors.

Since early September of 2005 we have experienced significant increases in the available inventories of homes for sale in many of our markets, as well as increases in the amount of time listings are taking to sell. For example, average monthly inventories in our existing markets increased approximately 80% in 2006 compared to 2005, and months of inventory increased approximately 84% in December 2006 compared to December 2005. Pricing increases have also slowed, and some markets have shown declines in median selling prices over this period. According to NAR, national sales of existing homes fell 8.4% to 6.48 million in 2006 from 7.08 million in 2005. In the State of California, the California Association of REALTORS® reported that sales of existing homes declined 23% in 2006 compared to 2005. In our opinion, these data points suggest the housing market is in a period of transition, with more power shifting to buyers from sellers, and that the residential real estate market may continue to soften in the foreseeable future. While over the long-term we believe a more balanced market will be beneficial to our model, which relies primarily on representing buyers, during this period of transition we may continue to experience reduced growth rates and agent productivity versus our historical levels as buyers react cautiously to perceived changing market conditions.

Over time, we have made significant adjustments to our cost structure and revenue model in order to improve the financial results of our business. We have modified the compensation and expense reimbursement structure for ZipAgents over time, and we most recently changed our commission and/or expense structure in February 2006. Currently, our ZipAgents earn a compensation package consisting of a percentage of the commissions they generate for us that ranges from 35% to 80% of our net revenues after deducting certain other items. We also provide our ZipAgents with health, retirement and other benefits, and pay for certain marketing costs and other business expenses. ZipAgents may also be granted equity incentives based on performance. We may make further modifications to our compensation structure in the future.

We have lowered our buyer rebate percentage several times to improve our revenue model. In March 2004, we reduced our buyer rebate to 20% of our commission from 25% of our commission, up to a maximum of 1% of the home sales price. The effect of the buyer rebate reduction was recognized over a phase-in period of approximately two to four months as the reduction only affected new clients immediately while existing clients continued under the prior rebate policy for transactions already in progress and for transactions opened within a short period after the reduction was announced. We implemented these buyer rebate percentage reductions for several reasons, including our determination that our growing reputation for superior service allowed us not to compete solely on price, our efforts to improve our revenue model and agent compensation model, and our desire to offer a simplified rebate structure to our clients.

We achieved profitability for the first time in the third quarter of 2003 and maintained profitability for the fourth quarter as well, primarily as a result of increased transaction volume, higher average net revenue per transaction and improved management of discretionary expenses. However, as a result of the seasonality to which our business is subject, we again experienced a net loss in the first quarter of 2004. We returned to profitability in the second, third and fourth quarters of 2004, primarily as a result of higher average net transaction revenue and increased transactional volume due to our increased ZipAgent force and seasonal factors. We achieved profitability in the first quarter of 2005, the first time in our seasonally slow first quarter, primarily as a result of higher average net transaction revenues and increased transactional volume due to our increased ZipAgent force. While we experienced a net loss in the second quarter of 2005 as a result of a one-time charge relating to the settlement of a threatened class action lawsuit, we would have been profitable excluding the effect of this settlement. We again achieved profitability in the third and fourth quarters of 2005, but because of seasonality and new market expansion as well as the current softening in the residential real estate market, we experienced a net loss in the first and second quarters of 2006. We achieved profitability in the third quarter of 2006, but experienced a net loss in the fourth quarter of 2006 as a result of decreased transaction volume due to our seasonally slow fourth quarter and continued market softness.

Over the past several years there has been a decline in average commissions charged in the real estate brokerage industry, in part due to companies such as ours exerting downward pressure on prices with a lower commission structure, as well as by what, in our view, appears to be an increase in consumer willingness to negotiate fees with their agents. We believe that many consumers are focusing on absolute commission dollars paid to sell their home as opposed to accepting a traditional standard market commission percentage. According to REAL Trends, while the average commission percentage decreased from 5.44% in 2000 to 5.02% in 2005, total commission revenues increased from $42.6 billion to $65.5 billion during that same period, influenced by steadily increasing sales volumes and higher median sales prices. In the event that commissions continue to decline, we have designed our business model around an attractive cost structure and operational efficiencies which we believe should allow us to continue to offer our services at prices less than those charged by the majority of our competitors.

In addition, the competitive landscape in the residential real estate industry is in the midst of significant changes as new business models enter the marketplace. For example, Redfin Corporation has introduced a discount brokerage model (currently in two states) that allows clients to make offers to purchase homes and to list homes for sale directly online, while receiving a two-thirds rebate of their commission. BuySide Realty, another discount brokerage, employs agents who are paid salaries and bonuses based on customer service, not commissions, while offering a 75% rebate of their commission. RealEstate.com, which is owned by LendingTree, LLC, acts as a lead generator for real estate brokers and agents, and has recently opened a direct to consumer brokerage service. Trulia, Inc. operates a residential real estate search engine to connect consumers directly to listings on agent and broker web sites. In order to continue growing, our business model must remain attractive to consumers so that we can compete successfully with these newer models as they expand into our marketplaces. In addition, to remain economically viable, we will need to be able to compete effectively with these new entrants for the acquisition of agents and leads.

Market seasonality, cyclicality and interest rate influences

The residential real estate brokerage market is influenced both by annual seasonality factors, as well as by overall economic cycles. While individual markets vary, transaction volume activity nationally tends to progressively increase from January through the summer months, then gradually slows over the last three to four months of the calendar year. Revenues in each quarter are significantly affected by activity during the prior quarter, given the typical 30- to 45-day time lag between contract execution and closing. While we believe that, until fairly recently, seasonality has been somewhat masked by our overall growth, we have been, and believe we will continue to be, influenced by overall market activity and seasonal forces. We generally experience the most significant impact in the first and fourth quarters of each year, when our revenues are typically lower relative to the second and third quarters as a result of traditionally slower home sales activity and reduced listings inventory between Thanksgiving and Presidents' Day.

We believe that the overall macroeconomic environment and periodic business cycles can influence the general health of the residential real estate market at any given point in time. Generally, when economic times are fair or good, the housing market tends to perform well. If the economy is weak, interest rates dramatically increase, or there are market events such as terrorist attacks or threats, the outbreak of war or geopolitical uncertainties, the housing market could be negatively impacted.

Over the past several decades, the national residential real estate market has demonstrated significant growth, with annual existing home sales volume growing from 1.6 million in 1970 to approximately 6.5 million in 2006 and median existing home sales prices increasing every year during that period. During that period, the volume of existing home sales has declined for at least two consecutive years only twice, namely 1979 through 1982 and 1989 through 1990. The declines in sales volumes in the 1979 through 1982 period occurred while interest rates were at historic highs, with long-term U.S. Treasury rates exceeding 10%. With rates remaining at similarly high levels, housing activity expanded during the period from 1983 through 1986. Average interest rates were lower during the second period of consecutive year declines, 1989 through 1990, than in 1988.

Many factors influence an individual's decision to buy or sell a home, and we believe that no one factor alone determines the health of the residential real estate market. For example, a rise in interest rates could lead to lower demand for housing or put downward pressure on prices because, all else being equal, it should increase monthly housing payments or reduce the amount an individual can pay for a home. However, it is also our experience that lifestyle influences, such as job relocation, changes in family dynamics or a desire to change neighborhoods, significantly impact the demand for residential real estate. In addition, periods of interest rate increases are often characterized by improving economic fundamentals, which can create jobs, increase incomes and bolster consumer confidence, all of which are factors that positively influence housing demand. It is difficult to predict which influences will be strongest, and ultimately whether the housing market will be affected positively or negatively when faced with numerous influences.

While it is difficult to isolate the cause of recent transaction volume declines and pricing growth slowing in the residential real estate market, such softening has been occurring since Fall of 2005 as interest rates have been increasing. Other factors have likely contributed to the slowdown as well, such as high fuel prices, persistent press coverage about residential real estate potentially being poised for a correction, and the fact that prices had until that time been increasing at historically high rates. This rapid price appreciation, which was well ahead of household income growth, along with increasing interest rates has made housing less affordable, which has manifested itself in declining home ownership rates, which peaked in 2004. With overall transaction activity declining and sales price increases slowing, overall commissions generated in the industry could decline as well, potentially causing the roughly $65.5 billion in annual commissions generated in 2006 to decline. However, should the addressable market for our services decline somewhat due to decreasing sales volume or prices, we believe the overall size of the market on an absolute basis will remain very large, providing ample addressable opportunity for us to continue to grow our business through increasing our market share.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Accordingly, our actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 1 of the notes to our consolidated financial statements, and of those policies, we believe that the following accounting policies involve the greatest degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to understand and evaluate our financial condition and results of operations.

We derive the substantial majority of our revenues from commissions earned as agents for buyers and sellers in residential real estate transactions. We recognize commission revenues upon closing of a sale and purchase transaction, net of any rebate or commission discount, or transaction fee adjustment, as evidenced by the closure of the escrow or similar account and the transfer of these funds to all appropriate parties. We recognize non-commission revenues from our other business relationships, such as our E-LOAN marketing relationship, as the fees are earned from the other party typically on a monthly fee basis. Revenues are recognized when there is persuasive evidence of an arrangement, the price is fixed or determinable, collectibility is reasonably assured and the transaction has been completed.

Internal-use software and website development costs

We account for internal-use software and website development costs, including the development of our ZipAgent Platform, in accordance with the guidance set forth in Statement of Position 98-1, *Accounting for the Cost of Computer Software Developed or Obtained for Internal Use* and Emerging Task Force Issue No. 00-02, *Accounting for Website Development Costs*. We capitalize the payroll and direct payroll-related costs of employees who devote time to the development of internal-use software. We amortize these costs over their estimated useful lives, which is generally 15 months. Our judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized. The estimated life is based on management's judgment as to the product life cycle.

Stock-based compensation

Effective January 1, 2006, we adopted the provisions of SFAS 123 (Revised 2004), *Share-Based Payment* ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors, including employee stock options and employee stock purchases, based on estimated fair values. Prior to adopting SFAS 123(R) we accounted for employee stock-based compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB25"). Under the fair value recognition provisions for SFAS 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense using the straight-line method over the requisite service period of the award. We elected to adopt the modified prospective transition method as provided by SFAS 123(R) except for options granted prior to our filing of the registration statement for an initial public offering in May 2004, for which the fair value was determined for disclosure purposes using the minimum value method. Under this transition method, stock-based compensation cost recognized in the year ended December 31, 2006 includes:

- compensation cost for all unvested stock-based awards as of January 1, 2006 that were granted subsequent to our filing of the registration statement for an initial public offering in May 2004, and prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123;
- compensation cost for stock-based awards granted subsequent, to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R); and
- compensation cost for options granted prior to our filing of the registration statement for an initial public offering in May 2004, based on the intrinsic value method.

In accordance with the modified prospective transition method, the financial statements for prior periods have not been restated to reflect the impact of SFAS 123(R). We estimate the fair value of stock options using the Black-Scholes option pricing model, which incorporates various assumptions including volatility, expected life and interest rates. The expected volatility is based on the historical volatility of our common stock and consideration of other relevant factors such as the volatility assumptions of peer companies. The expected life of options is estimated by taking the average of the vesting term and the contractual term of the option as provided by Staff Accounting Bulletin No. 107 ("SAB 107"). We estimate expected forfeitures based on various factors including employee class and historical experience.

We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123(R) and Emerging Task Force Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services* ("EITF 96-18").

The accounting for and disclosure of employee and non-employee equity instruments, primarily stock options and preferred and common stock warrants, requires judgment by management on a number of assumptions, including the fair value of the underlying instrument, estimated lives of the outstanding instruments, and the instrument's volatility. Changes in key assumptions will impact the valuation of such instruments. Because there was no public market for our stock prior to our initial public offering in November 2004, our Board of Directors determined the fair value of our common and preferred stock based on several factors, including, but not limited to, our operating and financial performance, recent sales of convertible debt instruments and internal valuation analyses considering key terms and rights of the related instruments.

For options granted after our initial public offering, the fair value of our common stock is the closing price of our stock on the Nasdaq Global Market on the date the option was granted. For options which were granted prior to our initial public offering, the deemed fair value of our common stock was determined by our Board of Directors, with input from management, utilizing the market approach, considering a number of factors, including, but not limited to:

- comparable values of similar companies and the pricing of recent rounds of financing;
- revenue growth and profitability milestones achieved and as measured to budget;
- continued growth in experience of our management team;
- marketplace activity and competition;
- barriers to entry; and
- status of capital markets.

Income taxes

Deferred tax assets and liabilities arise from the differences between the tax basis of an asset or liability and its reported amount in the financial statements as well as from net operating loss and tax credit carry forwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under current tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in deferred tax assets and liabilities.

Historically, we have recorded a valuation allowance on our deferred tax assets, the majority of which relate to net operating loss tax carryforwards generated before we achieved profitability. During the fourth quarter 2005, we concluded that it is more likely than not that we will be able to realize the benefit of a significant portion of these deferred tax assets in the future. Consequently, we recognized a net tax benefit of $16.7 million resulting primarily from the release of a significant portion of the net deferred tax valuation allowance. During the fourth quarter of 2006, the Company concluded that a full valuation allowance should be reinstated against its net deferred tax assets at December 31, 2006 as available evidence, including recent historical results and management's expectations for the future, supported a more likely than not conclusion that the related deferred tax assets will not be realized. As a result, the tax expense for the year ended December 31, 2006 includes a non-cash expense of $17.7 million related to the recording of a full valuation allowance.

At December 31, 2006, we had federal and state net operating loss carryforwards of approximately $48.4 million and $35.3 million, respectively, available to offset future taxable income. If not utilized, the federal and state net operating losses will begin to expire in 2021 for federal and 2011 for state tax purposes, respectively.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership. We have federal and state net operating losses of approximately $1 million at December 31, 2006 that are subject to annual limitations of $20,000.

The difference between our effective income tax rate and the federal statutory rate is primarily a function of the release of the valuation allowance provided against the net deferred tax assets and permanent differences. Our future effective income tax rate will depend on various factors, such as changes in our valuation allowance, pending or future tax law changes including rate changes and the tax benefit from research and development credits, potential limitations on the use of federal and state net operating losses, and state taxes.

RESULTS OF OPERATIONS

The following table summarizes certain financial data related to our operations:

Statements of Operations Data	Year Ended December 31, 2006	2005	2004
	(In thousands, except per share amounts)		
Net transaction revenues	$ 92,659	$ 91,082	$60,749
Referral and other revenues	2,728	2,323	1,539
Net revenues	95,387	93,405	62,288
Operating expenses:			
Cost of revenues	52,166	51,122	33,903
Product development	5,380	2,754	2,257
Marketing and customer acquisition	12,589	12,306	8,827
General and administrative	32,177	22,033	14,438
Litigation	—	4,164	—
Total operating expenses	102,312	92,379	59,425
Income (loss) from operations	(6,925)	1,026	2,863
Other income (expense):			
Interest income	3,907	2,741	411
Other income (expense), net	(16)	(14)	(1)
Total other income (expense), net	3,891	2,727	410
Income (loss) before income taxes	(3,034)	3,753	3,273
Provision (benefit) for income taxes	17,560	(16,714)	89
Net income (loss)	$ (20,594)	$ 20,467	$ 3,184
Cumulative preferred stock dividends	—	—	552
Amount allocated to participating preferred stockholders	—	—	2,632
Net income (loss) available to common stockholders	$ (20,594)	$ 20,467	$ —
Net income (loss) per share:			
Basic	$ (1.00)	$ 1.02	$ —
Diluted	$ (1.00)	$ 0.82	$ —
Weighted average common shares outstanding:			
Basic	20,542	20,089	3,798
Diluted	20,542	25,080	3,798

Net income (loss) available to common stockholders reflects the effect of cumulative and non-cumulative dividends on the Company's redeemable convertible preferred stock which all converted to common stock upon the closing of the Company's initial public offering on November 15, 2004. No dividend was ever declared or paid by the Company, and all rights to such dividends terminated on the date of the Company's initial public offering as a result of the conversion of all outstanding shares of preferred stock into common stock.

Other financial data (unaudited)

Pro forma net income (loss) per share

To supplement our statement of operations and net income (loss) per share data, pro forma basic and diluted net income loss per share have been computed to (i) give effect to the conversion of redeemable convertible preferred stock into common stock upon the closing of the Company's initial public offering on an as-if-converted basis for the years ended December 31, 2006, 2005 and 2004 as if such conversion occurred at the beginning of the respective period or original issue date, if later; and (ii) remove from net income (loss) available to common stockholders the effect of dividends and earnings allocated to preferred stockholders. This non-GAAP adjustment is provided to enhance the user's overall understanding of our current financial performance and to provide comparability with future per share calculations. Specifically, we believe the non-GAAP results provide useful information to both management and investors by excluding the effect of dividends that were never declared and/or paid and to assume the conversion of redeemable convertible preferred stock to common stock at the beginning of all periods displayed. The unaudited non-GAAP pro forma net income (loss) per share should not be considered in isolation or as a substitute for financial information presented in accordance with generally accepted accounting principles, and may be different from non-GAAP measures used by other companies. The unaudited pro forma net income (loss) per share should be reviewed in conjunction with the following schedule that provides a quantitative reconciliation of the differences between such calculation and the financial information presented in accordance with generally accepted accounting principles.

The following table sets forth the computation of pro forma basic and dilutive net income (loss) per share for the periods indicated:

	Year Ended December 31,		
	2006	2005	2004
	(In thousands except per share amounts)		
Numerator (for basic and diluted)			
Net income (loss) available to common stockholders	$(20,594)	$20,467	$ —
Add:			
Cumulative preferred stock dividends	—	—	552
Amount allocated to participating preferred shares	—	—	2,632
Numerator (for basic and diluted) — pro forma net income (loss)	(20,594)	20,467	3,184
Denominator			
Weighted average common shares outstanding	20,542	20,089	3,798
Add:			
Weighted average of convertible preferred stock	—	—	10,324
Pro forma denominator for basic calculation:	20,542	20,089	14,122
Effect of dilutive securities			
Add:			
Weighted average of warrants outstanding	—	3,273	3,272
Weighted average of stock options outstanding	—	1,718	1,968
Pro forma denominator for diluted calculation:	20,542	25,080	19,362
Pro forma net income (loss) per share:			
Basic	$ (1.00)	$ 1.02	$ 0.23
Diluted	$ (1.00)	$ 0.82	$ 0.16

The following table presents our historical operating results as a percentage of net revenues for the periods indicated:

Statements of Operations Data	Year Ended December 31, 2006	2005	2004
Net transaction revenues	97.1%	97.5%	97.5%
Referral and other revenues	2.9	2.5	2.5
Net revenues	100.0	100.0	100.0
Operating expenses:			
Cost of revenues	54.7	54.7	54.5
Product development	5.6	2.9	3.6
Marketing and customer acquisition	13.2	13.2	14.2
General and administrative	33.7	23.6	23.2
Litigation	—	4.5	—
Total operating expenses	107.2	98.9	95.5
Income (loss) from operations	(7.2)	1.1	4.5
Other income (expense):			
Interest income	4.1	2.9	0.7
Other income (expense)	—	—	—
Total other income (expense), net	4.1	2.9	0.7
Income (loss) before income taxes	(3.1)	4.0	5.2
Provision (benefit) for income taxes	18.4	(17.9)	0.1
Net income (loss)	(21.5)%	21.9%	5.1%

Other Operating Data	Year Ended December 31, 2006	2005	2004
Number of ZipAgents at end of period	1,794	1,366	914
Total value of real estate transactions closed during period (in billions)	$ 4.4	$ 4.4	$ 3.0
Number of transactions closed during period(1)	12,683	12,317	8,500
Average net revenue per transaction during period(2)	$ 7,306	$ 7,395	$7,147

(1) The term "transaction" refers to each representation of a buyer or seller in a real estate purchase or sale.

(2) Average net revenue per transaction equals net transaction revenues divided by number of transactions with respect to each period.

Comparison of the years ended December 31, 2006 and December 31, 2005

Net Revenues

	Year Ended December 31, 2006	2005	Increase (Decrease)	Percent Change
	(In thousands)			
Net revenues	$95,387	$93,405	$1,982	2.1%

The increase in our net revenues for the year ended December 31, 2006 compared to the year ended December 31, 2005 was primarily due to increased transaction volume partially offset by lower average net revenue per transaction. Transaction volume increased by 3.0% and contributed $2.7 million resulting from 12,683 transactions closed in the year ended December 31, 2006 compared to 12,317 transactions closed in the year ended December 31, 2005. Our transaction volume increased as we added additional ZipAgents in our existing markets and continuing to add agents in our new markets in Las Vegas, Houston, Miami, Tampa, Orlando, Minneapolis/St. Paul, Austin, Palm Beach and the Greater Philadelphia area as we commenced operations in April 2005, June 2005, October 2005, February 2006, April 2006, May 2006, July 2006, September 2006 and December 2006, respectively. Transaction volume from these new markets offset a decrease of 7.4% of the transactions closed in our existing markets. We had 1,794 ZipAgents at December 31, 2006 compared to 1,366 at December 31, 2005. Average net revenue per transaction decreased by 1.2% resulting in a decrease of $1.1 million primarily due to representing buyers and sellers in transactions in markets with lower home prices for the year ended December 31, 2006. Referral and other revenues increased by 17.4% and contributed $2.7 million to net revenues.

We expect that our net revenues for 2007 will increase compared to the prior year. Transaction volume is expected to increase on a year-over-year basis as we enter new markets and average net revenue per transaction is expected to decline due to a growing percentage of transactions occurring in less expensive housing markets and declines in median home prices in certain of our markets.

Cost of revenues

	Year Ended December 31,		Increase	Percent
	2006	2005	(Decrease)	Change
	(In thousands)			
Cost of revenues	$52,166	$51,122	$1,044	2.0%

Our cost of revenues consists principally of commissions, related payroll taxes, benefits and expense allowances and reimbursement paid to our ZipAgents, and the amortization of internal-use software and website development costs which relate primarily to our ZAP technology.

The increase in cost of revenues for the year ended December 31, 2006 compared to the year ended December 31, 2005 was due primarily to an increase in stock-based compensation of $0.5 million resulting from the adoption of SFAS No. 123(R), and to an increase in agent expenses of $0.5 million resulting from increased agent headcount. As a percentage of net revenues for the same periods, cost of revenues remained unchanged.

We expect our cost of revenues to increase in 2007 in absolute dollars as we continue to grow our business, but to remain relatively consistent or to increase modestly as a percentage of net revenues.

Product development

	Year Ended December 31,		Increase	Percent
	2006	2005	(Decrease)	Change
	(In thousands)			
Product development	$5,380	$2,754	$2,626	95.4%

Product development expenses include our information technology costs, primarily compensation and benefits for our product development personnel, depreciation of equipment, communications expenses and other operating costs relating to the maintenance of our website and our proprietary technology systems.

The increase in product development expenses for the year ended December 31, 2006 compared to the year ended December 31, 2005 was due to growth in our business and consisted of increases in salaries and benefits of approximately $1.6 million and information technology, including depreciation, of $0.8 million. Additionally, stock-based compensation increased $0.2 million resulting from the adoption of SFAS No. 123(R). As a percentage of net revenues, product development expenses increased by 2.7 percentage points in the period due primarily to the growth of our product development staff to enhance our proprietary consumer website, agent platform and overall system infrastructure.

We expect our product development expenses to increase in 2007 in absolute dollars and as a percentage of net revenues as we continue to grow our business and enhance our technology systems to improve our ZipAgents efficiency and enhance features on our website for consumers.

Marketing and customer acquisition

	Year Ended December 31, 2006	2005	Increase (Decrease)	Percent Change
		(In thousands)		
Marketing and customer acquisition	$12,589	$12,306	$283	2.3%

Marketing and customer acquisition expenses include compensation and benefits of our marketing and customer acquisition personnel and costs relating to our marketing, advertising and client acquisition activities.

The increase in marketing and customer acquisition expenses in the year ended December 31, 2006 compared to the year ended December 31, 2005 was primarily due to an increase in customer acquisition lead costs of approximately $0.8 million. Partially offset by a decrease in salaries and benefits of $0.6 million. As a percentage of net revenues, marketing and customer acquisition expenses for the same periods remained unchanged.

We expect our marketing and customer acquisition expenses to increase in 2007 in absolute dollars and as a percentage of net revenues, as we acquire more customer leads for our expanding ZipAgent force to enhance our brand and expand into new markets.

General and administrative

	Year Ended December 31, 2006	2005	Increase (Decrease)	Percent Change
		(In thousands)		
General and administrative	$32,177	$22,033	$10,144	46.0%

General and administrative expenses consist of compensation and benefits costs of our corporate employees, field support and management personnel, occupancy costs, legal and accounting fees, and other general operating support costs.

The increase in general and administrative expenses in the year ended December 31, 2006 compared to the year ended December 31, 2005 was due to growth in our business and expansion into new markets. Cost increases in our existing and new district sales offices consisted of approximately $2.0 million related to increased field management and support personnel salaries and benefits, $0.3 million of travel, $0.3 million of depreciation and $0.8 million of related occupancy, communication and operating costs. These costs were partially offset by a decrease of approximately $0.4 million related to recruiting and training expenses. Corporate office expenses increased for the same period due to approximately $2.7 million of salaries and benefits, approximately $1.3 million of outside accounting and other professional costs relating primarily to operating as a public company including Sarbanes-Oxley section 404 compliance costs and approximately $1.1 million of depreciation, occupancy and other operating costs related primarily to the relocation of our corporate office. Additionally, stock-based compensation increased $1.9 million in general and administrative expense resulting from the adoption of SFAS No. 123(R). As a percentage of net revenues, general and administrative expenses increased 10.1 percentage points for the same period.

As we grow our business and expand into additional new markets, we expect our general and administrative expenses to increase in 2007 in absolute dollars and as a percentage of net revenues.

Litigation

	Year Ended December 31, 2006	2005	Increase (Decrease)	Percent Change
		(In thousands)		
Litigation	$ —	$4,164	$(4,164)	(100.0)%

Litigation expense in 2005 is related to a class action lawsuit. We settled this claim in exchange for our payment of $4.164 million.

Interest income

	Year Ended December 31, 2006	Year Ended December 31, 2005	Increase (Decrease)	Percent Change
		(In thousands)		
Interest income	$ 3,907	$2,741	$1,166	42.6%

Interest income relates to interest we earn on our money market deposits and short-term investments. Interest income will fluctuate as our cash equivalents and short-term investment balances change and applicable interest rates increase or decrease. The increase in interest income for the year ended December 31, 2006 compared to the year ended December 31, 2005 was due primarily to higher interest rates earned on marginally lower average balances.

Other income (expense), net

	Year Ended December 31, 2006	Year Ended December 31, 2005	Increase (Decrease)	Percent Change
		(In thousands)		
Other income (expense), net	$(16)	$(14)	$(2)	(18.2)%

Other income (expense), net consists of non-operating items, which have not been significant to date.

Provision for income taxes

	Year Ended December 31, 2006	Year Ended December 31, 2005	Increase (Decrease)	Percent Change
		(In thousands)		
Provision (benefit) for income taxes	$17,560	$(16,714)	$34,274	205.1%

During the fourth quarter 2006, we concluded that it was more likely than not that we would not be able to realize the benefit of a significant portion of our deferred tax assets in the future. Consequently, we recognized a net tax expense of $17.6 million resulting primarily from reestablishing a full valuation allowance on our deferred tax assets. During the year ended December 31, 2005, we concluded that it was more likely than not that we would be able to realize the benefit of a significant portion of our deferred tax assets in the future. Consequently, we recognized a net tax benefit of $16.7 million resulting primarily from the release of a significant portion of the net deferred tax valuation allowance.

Comparison of the years ended December 31, 2005 and December 31, 2004

Net revenues

	Year Ended December 31, 2005	Year Ended December 31, 2004	Increase (Decrease)	Percent Change
		(In thousands)		
Net revenues	$93,405	$62,288	$31,117	50.0%

The substantial increase in our net revenues for 2005 compared to 2004 was primarily due to increased transaction volume and an increase in average net revenue per transaction. Transaction volume increased by 45% and contributed $27.3 million resulting from 12,317 transactions closed in 2005 compared to 8,500 transactions closed in 2004. Our transaction volume increased as we added additional ZipAgents in our existing markets which allowed us to attract and service new clients. Additionally, we continued adding new agents in Las Vegas, Houston and Miami as we commenced operations in April 2005, June 2005 and October 2005, respectively. Transaction volume from Las Vegas, Houston and Miami contributed 9% of the increased transactions closed in 2005. We had 1,366 ZipAgents at December 31, 2005 compared to 914 at December 31, 2004. Average net revenue per transaction increased by 5.0% and contributed $3.1 million resulting primarily from representing buyers and sellers in transactions for higher priced homes in 2005 and as a result of a consumer rebate reduction in March 2004. Of the

5% increase in average net revenue per transaction, approximately 3% and $2.0 million were due to higher home prices, and 2% and $1.1 million were due to our consumer rebate reductions. In March 2004, we lowered the rebate from 25% to 20%; the phase in of this reduction was completed by the end of the second quarter of 2004. The increase in referral and other revenues was not significant.

Cost of revenues

	Year Ended December 31,		Increase	Percent
	2005	2004	(Decrease)	Change
	(In thousands)			
Cost of revenues	$51,122	$33,903	$17,219	50.8%

Our cost of revenues consists principally of commissions, related payroll taxes, benefits and expense allowances and reimbursements paid to our ZipAgents, and the amortization of internal-use software and website development costs which relate primarily to our ZAP technology.

The increase in cost of revenues for 2005 compared to 2004 was due primarily to an increase in commissions, related payroll costs and expense allowances and reimbursements of approximately $17.2 million related to our growth in net transaction revenues. As a percentage of net revenues, cost of revenues increased by 0.3 percentage points due primarily to the mix of commission splits earned by our ZipAgents.

Product development

	Year Ended December 31,		Increase	Percent
	2005	2004	(Decrease)	Change
	(In thousands)			
Product development	$2,754	$2,257	$497	22.0%

Product development expenses include our information technology costs, primarily compensation and benefits for our product development personnel, depreciation of equipment, communications expenses and other operating costs relating to the maintenance of our website and our proprietary technology systems.

The increase in product development expenses for 2005 compared to 2004 was due to growth in our business and consisted of increases in salaries and benefits of approximately $0.4 million and information technology of $0.1 million. As a percentage of net revenues, product development expenses decreased 0.7 percentage points in the period due primarily to the significant growth in our net revenues.

Marketing and customer acquisition

	Year Ended December 31,		Increase	Percent
	2005	2004	(Decrease)	Change
	(In thousands)			
Marketing and customer acquisition	$12,306	$8,827	$3,479	39.4%

Marketing and customer acquisition expenses include compensation and benefits of our marketing and customer acquisition personnel and costs relating to our marketing, advertising and client acquisition activities.

The increase in marketing and customer acquisition expenses in 2005 compared to 2004 was due to growth in our business and consisted primarily of increased lead generation spending of approximately $3.7 million necessary to support the increase in the number of ZipAgents, an increase of approximately $0.5 million in salaries and benefits partially offset by a decrease of approximately $0.7 million in advertising. As a percentage of net revenues, marketing and customer acquisition expenses decreased 1.0 percentage points in the period due primarily to the significant growth in our net revenue.

General and administrative

	Year Ended December 31,		Increase (Decrease)	Percent Change
	2005	2004		
	(In thousands)			
General and administrative	$22,033	$14,438	$7,595	52.6%

General and administrative expenses consist of compensation and benefits costs of our corporate employees, field support and management personnel, occupancy costs, legal and accounting fees, and other general operating support costs.

The increase in general and administrative expenses in 2005 compared to 2004 was due to growth in our business and consisted primarily of approximately $1.9 million related to increased salaries and benefits, $0.2 million of travel expenses, $0.1 million of information technology, $0.9 million of related operating costs for our additional management and support personnel in our district sales offices and approximately $0.4 million related to recruiting and training our expanding ZipAgent force. Additionally, corporate office expenses increased for the same period due to approximately $1.0 million of salaries and benefits, $0.3 million of travel, $0.8 million of operating costs and approximately $1.6 million of outside accounting and other professional costs relating primarily to operating as a public company including Sarbanes-Oxley Section 404 compliance costs. As a percentage of net revenues, general and administrative expenses increased 0.4 percentage points for the same period.

Litigation

	Year Ended December 31,		Increase (Decrease)	Percent Change
	2005	2004		
	(In thousands)			
Litigation	$4,164	$ —	$4,164	100.0%

Litigation relates to a class action lawsuit filed by two former ZipAgents. The plaintiffs allege, amount other things, that our expense allowance policies violate California law. We have reached an agreement to settle this claim in exchange for our payment of $4.2 million. The agreement includes a full release from any further liability on this issue and has received preliminary court approval on October 21, 2005 and final court approval on February 10, 2006. We made the final payment under the settlement agreement in February 2006.

Interest income

	Year Ended December 31,		Increase (Decrease)	Percent Change
	2005	2004		
	(In thousands)			
Interest income	$2,741	$411	$2,330	566.8%

Interest income relates to interest we earn on our money market deposits and short-term investments. Interest income will fluctuate as our cash and short-term investment balances change and applicable interest rates increase or decrease. The increase in interest income in 2005 compared to 2004 was due primarily to interest earned for a full year on investing the proceeds from our initial public offering in November 2004.

Other income (expense), net

	Year Ended December 31,		Increase (Decrease)	Percent Change
	2005	2004		
	(In thousands)			
Other income (expense), net	$(14)	$(1)	$(13)	2,410.3%

Other income (expense), net consists of non-operating items, which have not been significant to date.

Provision for income taxes

	Year Ended December 31,		Increase	Percent
	2005	2004	(Decrease)	Change
		(In thousands)		
Provision (benefit) for income taxes	$(16,714)	$89	$(16,803)	(18,837.1)%

During the fourth quarter 2005, we concluded that it was more likely than not that we would be able to realize the benefit of a significant portion of our deferred tax assets in the future. Consequently, we recognized a net tax benefit of $16.7 million resulting primarily from the release of a significant portion of the net deferred tax valuation allowance. We recorded a provision for income taxes in 2004 attributable to federal and state alternative minimum taxes currently payable due to limits on the amount of net operating losses that may be applied against income earned in 2004 under current tax regulations. At December 31, 2004, we maintained a full valuation allowance against our deferred tax assets based on the determination that it was more likely than not that the deferred tax assets would not be realized.

LIQUIDITY AND CAPITAL RESOURCES

Prior to our initial public offering in November 2004, we funded our operations primarily through the sale of preferred stock and convertible notes, which provided us with aggregate net proceeds of approximately $65.8 million. In November 2004 we completed our initial public offering, which raised net proceeds, after underwriting discounts, commissions and expenses, of approximately $61.4 million.

As of December 31, 2006 and 2005, we had cash, cash equivalents and short-term investments of $88.8 million and $88.9 million, respectively. We had no bank debt, line of credit or equipment facilities at December 31, 2006 and 2005.

Operating activities

Our operating activities generated cash in the amount of $2.0 million, $8.6 million and $4.6 million in the years ended December 31, 2006, 2005 and 2004, respectively. Cash generated in the year ended December 31, 2006 resulted from $17.5 million of deferred tax income tax expense, $2.4 million of depreciation and amortization, $2.8 million of non-cash stock-based compensation expense which was partially offset by a net loss of $20.6 million. Cash generated in the years ended December 31, 2005 and 2004 was primarily due to growth in our business and, in 2005 the accrual of $3.2 million for litigation settlement.

Our primary source of operating cash flow is the collection of our commission income from escrow companies or similar intermediaries in the real estate transaction closing process. Due to the structure of our commission arrangements, our accounts receivable are converted to cash on a short-term basis and our accounts receivable balances at period end have historically been significantly less than one month's net revenues. Our operating cash flows will be impacted in the future by the timing of payments to our vendors for accounts payable, which are generally paid within the invoice terms and conditions. Our cash outflows are also impacted by the timing of the payment of our accrued liabilities relating to commissions and related compensation costs and client acquisition costs.

A number of non-cash items have been charged to expense and decreased our net income or increased our net loss. These items include depreciation and amortization of property and equipment and non-cash employee stock-based compensation expense and other stock-based charges. To the extent these non-cash items increase or decrease in amount and increase or decrease our future operating results, there will be no corresponding impact on our cash flows.

Investing activities

Our investing activities used cash in the amount of $1.9 million, $13.8 million and $73.6 million in the years ended December 31, 2006, 2005 and 2004, respectively. Uses of cash for the year ended December 31, 2006 represent the purchase of property and equipment, furniture, and leasehold improvements in connection with the relocation and build-out of the corporate and new district office spaces partially offset by the net proceeds from the sales and purchase of short-term investments. Uses of cash for the years ended December 31, 2005 and 2004 were primarily related to purchases of short-term investments and purchases of property and equipment.

We primarily maintain a minimum amount of cash and cash equivalents for operational purposes and invest the remaining amount of our cash in investment grade, highly liquid interest-bearing securities which allows for flexibility in the event our cash needs change.

Currently, we expect our 2007 capital expenditures to be approximately $5.5 million. Capital expenditures for 2007 are expected to include approximately $3.9 million to increase server capacity and purchase of computer equipment and software. In the future, our ability to make significant capital investments may depend on our ability to generate cash flow from operations and to obtain adequate financing, if necessary and available.

Financing activities

Our financing activities provided cash in the amount of $1.6 million, $0.6 million and $70.1 million in 2006, 2005 and 2004, respectively. Sources of cash from financing activities in both 2006 and 2005 primarily represented the proceeds from stock option exercises. In 2004, sources of cash primarily represented proceeds from preferred stock warrant and stock option exercises as well as our initial public offering in November 2004.

As of December 31, 2006, we had warrants outstanding for the purchase of an aggregate of 4,168,606 shares of our common stock at a weighted average exercise price of $3.93 per share. All of these warrants are currently exercisable at the option of the holders. If all or a portion of these warrants were exercised for cash, we could receive significant proceeds at that time.

Future needs

We believe that cash flows from operations and our current cash, cash equivalents and short-term investments will be sufficient to fund our operations for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of growth into new geographic markets, our level of investment in technology and advertising initiatives. We are currently exploring several options for offering services relating to the purchase, sale and ownership of a home, including services related to title insurance, escrow, mortgage, home warranty insurance and property and casualty insurance (including auto insurance), which we refer to as core services. We expect that some of our core services will be offered through affiliates (including wholly owned subsidiaries), while others will be offered through joint ventures or marketing arrangements with independent third parties, such as title companies, banks and insurance companies. We may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. We currently have no bank debt or line of credit facilities. In the event that additional financing is required, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operations and results will likely suffer.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

We lease office space under non-cancelable operating leases with various expiration dates through February 2012. The following table provides summary information concerning our future contractual obligations and commitments at December 31, 2006.

	Payments Due by Period				
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
			(In thousands)		
Operating lease commitments	$1,699	$2,415	$1,702	$68	$5,884

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off balance-sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. Additionally, we are not a party to any derivative contracts or synthetic leases.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1 titled "The Company and Summary of Significant Accounting Policies" of our Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk:*

Interest rate sensitivity

We have minimal interest rate exposure on our investments. Our investment policy requires us to invest funds in excess of current operating requirements. The principal objectives of our investment activities are to preserve principal, provide liquidity and maximize income consistent with minimizing risk of material loss.

As of December 31, 2006 and 2005, our cash and cash equivalents consisted primarily of money market funds and our short-term investments consisted primarily of investment grade, highly liquid interest-bearing securities. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short maturities and short-term investments are carried at fair value. The amount of credit exposure to any one issue, issuer and type of instrument is limited. Our interest income is sensitive to changes in the general level of interest rates in the United States, particularly since the majority of our investments are fixed income investments. If market interest rates were to increase or decrease immediately and uniformly by 10% from levels at December 31, 2006 and 2005, the increase or decline in fair market value of the portfolio would be approximately $0.3 million and $0.2 million, respectively.

Exchange rate sensitivity

We consider our exposure to foreign currency exchange rate fluctuations to be minimal, as we do not have any sales denominated in foreign currencies. We have not engaged in any hedging or other derivative transactions to date.

Item 8. ***Financial Statements and Supplementary Data:***

Financial Statements Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of ZipRealty, Inc.:

We have completed an integrated audit of ZipRealty, Inc.'s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and 2005, and audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedules

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of ZipRealty, Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 8 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 16, 2007

ZIPREALTY, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
	(In thousands)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 8,575	$ 6,868
Short-term investments	80,233	82,041
Accounts receivable, net of allowance of $30 and $42 at December 31, 2006 and 2005, respectively	1,781	1,634
Prepaid expenses and other current assets	3,151	3,138
Current and deferred income taxes	29	500
Total current assets	93,769	94,181
Restricted cash	90	90
Property and equipment, net	4,114	2,538
Investment in non-consolidated companies	17	—
Deferred tax assets, net	—	17,053
Other assets	367	91
Total assets	$ 98,357	$113,953
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 2,184	$ 1,631
Accrued expenses	7,791	8,503
Total current liabilities	9,975	10,134
Other long-term liabilities	513	38
Total liabilities	10,488	10,172
Commitments and contingencies (Note 5)		
Stockholders' equity		
Common stock: $0.001 par value; 100,000 shares authorized; 21,627 and 20,273 shares issued and outstanding at December 31, 2006 and 2005, respectively	22	20
Additional paid-in capital	134,813	130,077
Common stock warrants	5,519	6,094
Deferred stock-based compensation	(71)	(257)
Accumulated other comprehensive loss	(157)	(490)
Accumulated deficit	(52,257)	(31,663)
Total stockholders' equity	87,869	103,781
Total liabilities and stockholders' equity	$ 98,357	$113,953

The accompanying notes are an integral part of these consolidated financial statements.

ZIPREALTY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2006	2005	2004
	(In thousands, except per share amounts)		
Net transaction revenues	$ 92,659	$ 91,082	$60,749
Referral and other revenues	2,728	2,323	1,539
Net revenues	95,387	93,405	62,288
Operating expenses			
Cost of revenues	52,166	51,122	33,903
Product development	5,380	2,754	2,257
Marketing and customer acquisition	12,589	12,306	8,827
General and administrative	32,177	22,033	14,438
Litigation	—	4,164	—
Total operating expenses	102,312	92,379	59,425
Income (loss) from operations	(6,925)	1,026	2,863
Other income (expense), net			
Interest income	3,907	2,741	411
Other income (expense), net	(16)	(14)	(1)
Total other income (expense), net	3,891	2,727	410
Income (loss) before income taxes	(3,034)	3,753	3,273
Provision for (benefit from) income taxes	17,560	(16,714)	89
Net income (loss)	$ (20,594)	$ 20,467	$ 3,184
Cumulative preferred stock dividends	—	—	552
Amount allocated to participating preferred stockholders	—	—	2,632
Net income (loss) available to common stockholders	$ (20,594)	$ 20,467	$ —
Net income (loss) per share:			
Basic	$ (1.00)	$ 1.02	$ —
Diluted	$ (1.00)	$ 0.82	$ —
Weighted average common shares outstanding:			
Basic	20,542	20,089	3,798
Diluted	20,542	25,080	3,798

The accompanying notes are an integral part of these consolidated financial statements.

ZIPREALTY, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

	Redeemable Convertible Preferred Stock		Redeemable Convertible Preferred Stock Warrants	Common Stock		Additional Paid-In Capital	Common Stock Warrants	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity (Deficit)	Comprehensive Income (Loss)
	Shares	Amount		Shares	Amount							
						(In thousands)						
Balance at December 31, 2003	10,805	$ 56,170	7,386	1,469	$ 2	$ 928	$ —	$(276)	$ —	$(55,314)	$ (54,660)	
Issuance of common stock upon exercise of stock options	—	—	—	152	—	177	—	—	—	—	177	
Issuance of common stock upon exercise of common stock warrants	—	—	—	1	—	2	(2)	—	—	—	—	
Issuance of preferred stock upon exercise of Series E-1 preferred stock warrants	2,221	9,573	(1,015)	—	—	—	—	—	—	—	—	
Conversion of preferred stock to common stock	(13,026)	(65,743)	(6,371)	13,026	13	65,730	6,371	—	—	—	72,114	
Issuance of common stock — Initial Public Offering	—	—	—	5,232	5	61,397	—	—	—	—	61,402	
Deferred stock-based compensation	—	—	—	—	—	430	—	(430)	—	—	—	
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	159	—	—	159	
Reversal of deferred stock-based compensation upon employee terminations	—	—	—	—	—	(109)	—	109	—	—	—	
Comprehensive income:												
Net income	—	—	—	—	—	—	—	—	—	3,184	3,184	$ 3,184
Unrealized loss on available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	(105)	—	(105)	(105)
Total comprehensive income												$ 3,079
Balance at December 31, 2004	—	—	—	19,880	20	128,555	6,369	(438)	(105)	(52,130)	82,271	
Issuance of common stock upon exercise of stock options	—	—	—	239	—	571	—	—	—	—	571	
Issuance of common stock upon exercise of common stock warrants	—	—	—	154	—	285	(275)	—	—	—	10	
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	140	—	—	140	
Reversal of deferred stock-based compensation upon employee terminations	—	—	—	—	—	(41)	—	41	—	—	—	
Tax benefit from employee stock plans	—	—	—	—	—	707	—	—	—	—	707	
Comprehensive income:												
Net income	—	—	—	—	—	—	—	—	—	20,467	20,467	$ 20,467
Unrealized loss on available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	(385)	—	(385)	(385)
Total comprehensive income												$ 20,082
Balance at December 31, 2005	—	—	—	20,273	20	130,077	6,094	(257)	(490)	(31,663)	103,781	
Issuance of common stock upon exercise of stock options	—	—	—	1,151	2	1,562	—	—	—	—	1,564	
Issuance of common stock upon exercise of common stock warrants	—	—	—	203	—	575	(575)	—	—	—	—	
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	100	—	—	100	
Reversal of deferred stock-based compensation upon employee terminations	—	—	—	—	—	(86)	—	86	—	—	—	
Stock-based compensation expense	—	—	—	—	—	2,685	—	—	—	—	2,685	
Comprehensive loss:												
Net loss	—	—	—	—	—	—	—	—	—	(20,594)	(20,594)	$(20,594)
Unrealized loss on available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	333	—	333	333
Total comprehensive loss												$(20,261)
Balance at December 31, 2006	—	—	—	$21,627	$22	$134,813	$5,519	$ (71)	$(157)	$(52,257)	$ 87,869	

The accompanying notes are an integral part of these consolidated financial statements.

ZIPREALTY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Cash flows from operating activities			
Net income (loss)	$(20,594)	$ 20,467	$ 3,184
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Deferred income tax expense (benefit)	17,496	(17,496)	—
Tax benefit from employee stock plans	—	707	—
Depreciation and amortization	2,391	1,518	847
Stock-based compensation expense	2,785	140	159
Provision for doubtful accounts	(12)	19	9
Amortization of short-term investment premium (discount)	(115)	630	71
Loss on disposal of property and equipment	15	—	—
Changes in operating assets and liabilities			
Accounts receivable	(135)	(564)	(591)
Prepaid expenses and other current assets	15	(1,093)	(1,406)
Other assets	(133)	(79)	—
Accounts payable	553	153	502
Accrued expenses	(712)	4,216	1,885
Other long-term liabilities	475	(52)	(66)
Net cash provided by operating activities	2,029	8,566	4,594
Cash flows from investing activities			
Restricted cash	—	100	—
Purchases of short-term investments	(58,537)	(37,550)	(72,148)
Proceeds from sale and maturity of short-term investments	60,793	26,465	—
Purchases of property and equipment	(3,975)	(2,820)	(1,415)
Purchase of intangible asset	(150)	—	—
Investment in non-consolidated companies	(17)	—	—
Net cash used in investing activities	(1,886)	(13,805)	(73,563)
Cash flows from financing activities			
Proceeds from stock option exercises	1,564	571	176
Proceeds from common stock warrant exercises	—	11	—
Proceeds from Series E-1 preferred stock warrant exercises	—	—	8,558
Proceeds from issuance of common stock-Initial Public Offering, net of issuance costs	—	—	61,403
Net cash provided by financing activities	1,564	582	70,137
Net increase (decrease) in cash and cash equivalents	1,707	(4,657)	1,168
Cash and cash equivalents at beginning of period	6,868	11,525	10,357
Cash and cash equivalents at end of period	$ 8,575	$ 6,868	$ 11,525
Supplemental cash flow information			
Non-cash investing and financing activities			
Reversal of deferred stock-based compensation upon employee terminations	$ 86	$ 41	$ 109
Conversion of preferred stock into common stock	$ —	$ —	$(65,743)
Conversion of preferred stock warrants into common stock warrants	$ —	$ —	$ (6,371)
Recognition of preferred stock additional paid-in capital from preferred stock warrants due to exercise of Series E-1 preferred stock warrants	$ —	$ —	$ 1,015
Recognition of common stock additional paid-in capital from common stock warrants due to exercise of common stock warrants	$ 575	$ 275	$ 2
Deferred stock-based compensation	$ —	$ —	$ 430

The accompanying notes are an integral part of these consolidated financial statements.

ZIPREALTY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

ZipRealty, Inc. and its wholly-owned subsidiaries (the "Company"), previously known as ZipRealty.com, is a full-service real estate brokerage firm incorporated in the State of California on January 25, 1999 and reincorporated in Delaware on August 9, 2004. Headquartered in the San Francisco Bay Area, the Company provides brokerage services to buyers and sellers through its employee-agents in Arizona, California, Delaware, Florida, Georgia, Illinois, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, Pennsylvania, Texas, Virginia, Washington, and Washington, D.C. The Company provides consumers the opportunity to access Multiple Listing Services, or MLS, data through its website, and offers a lower commission structure than is typical in the industry. Buyers are offered a commission rebate at the close of a transaction, while sellers are charged a reduced commission.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and reflect the elimination of intercompany accounts and transactions. Investments in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies are accounted for using the equity method.

On June 1, 2006 the Company formed a wholly owned subsidiary, ZipRealty Title Holdings, LLC and on June 5, 2006 the Company formed a wholly owned subsidiary, Highline Insurance Services, LLC. These subsidiaries were formed for the purpose of offering services relating to the purchase, sale and ownership of a home, including services related to title insurance and property and casualty insurance. On June 16, 2006 ZipRealty Title Holdings, LLC entered into a joint venture with an independent third party title company. There were no significant operations as of December 31, 2006 for any of the entities.

The Company accounts for interests in variable interest entities ("VIEs") in accordance with Financial Accounting Standards Board Interpretation No. 46 ("FIN 46"), as amended. The Company consolidates all VIEs for which the Company is deemed to be the primary beneficiary.

Stock split

In August 2004, the Company's stockholders approved a reverse stock split of the Company's common and redeemable convertible preferred stock in a range of one for two to one for three shares. The actual split ratio of one for three shares of the Company's common and redeemable convertible preferred stock was approved by the Board of Directors on October 21, 2004, following stockholder approval of the range. On November 8, 2004, the reverse stock split became effective. All share, per share and stock option data information in the financial statements for all periods have been retroactively restated to reflect the reverse stock split.

Initial public offering

On November 9, 2004, the Securities and Exchange Commission declared effective the Company's Registration Statement on Form S-1 (File No. 333-115657) for the initial public offering. The Company commenced the offering immediately thereafter. The Company completed the sale of 4,550,000 shares of common stock on November 15, 2004 at a price of $13.00 per share, and on November 18, 2004 the Company sold the remainder of the registered shares of common stock (682,500 shares) at the same price per share pursuant to the underwriters' exercise of the over-allotment option. UBS Securities LLC, Deutsche Bank Securities Inc., Thomas Weisel Partners LLC and Pacific Growth Equities, LLC acted as the underwriters for the offering.

The aggregate purchase price of the offering was $68,022,500. The net offering proceeds received by us after deducting total estimated expenses were $61,402,757. We incurred total estimated expenses in connection with the offering of $6,619,743, which consisted of $1,795,943 in legal, accounting and printing fees, $4,761,575 in underwriters' discounts, fees and commissions, and $62,225 in miscellaneous expenses. No payments for such expenses were made directly or indirectly to (i) any of our directors, officers or their associates, (ii) any person owning 10% or more of any class of our equity securities or (iii) any of our affiliates.

Upon the closing of the Company's initial public offering on November 15, 2004, 13,025,620 shares of outstanding redeemable convertible preferred stock converted into common stock. Therefore, at December 31, 2006 and 2005, there were no shares of outstanding redeemable convertible preferred stock.

All outstanding warrants to acquire preferred stock automatically became exercisable for common stock upon the closing of the Company's initial public offering.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period's presentation.

Risks and uncertainties

The Company is subject to certain risks and uncertainties. Changes in any of the following areas, for example, could have a negative effect on the Company in terms of its future financial position, results of operations or cash flows:

- regulatory changes;
- the continued use and adoption of the Internet by consumers which allows the Company to compete with established real estate firms, many of which have long operating histories and substantial client bases; and
- entry into market of companies attempting to replicate the Company's business model.

Net income (loss) per share

Basic net income (loss) per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of shares of common stock outstanding. Net income (loss) available to common stockholders is calculated using the two class method as the net income (loss) less cumulative preferred stock dividends for the period and amounts allocated to preferred stock to reflect the participation right of the preferred stock to share in dividends together with common stock. Diluted income (loss) per share is computed by dividing net income (loss) available to common stockholders for the period by the weighted average number of shares of common stock outstanding plus, if dilutive, potential common shares outstanding during the period. Potential common shares are composed of incremental shares of common stock issuable upon the exercise of potentially dilutive stock options and warrants and upon conversion of the Company's preferred stock.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company derives the majority of its revenue from commissions earned as agents to buyers and sellers on purchase or sale transactions.

Commission revenue is recognized upon closing of a sale and purchase transaction, net of any rebate or commission discount or transaction fee adjustment, as evidenced by the closure of the escrow or similar account and the transfer of funds to all appropriate parties. Non-commission revenue is recognized from its other business relationships, such as its E-LOAN marketing relationship, as the fees are earned from the other party, typically on a monthly fee basis. Revenue is recognized provided there is persuasive evidence of an arrangement, the price is fixed or determinable, collectibility is reasonably assured and the transaction has been completed.

Expense recognition

Commission expenses to agents are recognized concurrently with the related revenues. All other costs and expenses are recognized when incurred.

Cost of revenues

Cost of revenues consists of commissions, related payroll taxes, benefits and expense allowances paid to the Company's ZipAgents, and the amortization of internal-use software and website development costs which relate primarily to the Company's ZipAgent Platform.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2006 and 2005, $5,754,000 and $2,762,000, respectively, of money market funds and repurchase agreements, the fair value of which approximates cost, is included in cash and cash equivalents.

Short-term investments

The Company classifies fixed income securities with a maturity of over twelve months from the balance sheet date as short-term investments based on the funds being available for use in current operations, if needed. To date all fixed income securities have been classified as available-for-sale and carried at fair value, which is determined based on quoted market prices, with unrealized gains or losses, net of tax effects, included in accumulated other comprehensive income (loss) in the consolidated accompanying financial statements. Interest and amortization of premiums and discounts for fixed income securities are included in other income (expense), net, in the accompanying consolidated financial statements. Realized gains and losses are calculated using the specific identification method.

Restricted cash

The Company's restricted cash balances at December 31, 2006 and 2005, includes $90,000, which serves as collateral to a letter of credit that was issued to the Company's landlord as a security deposit in connection with a facility lease agreement. The letter of credit expires in November 2007.

Fair value of financial instruments

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, short-term investments, accounts receivable, restricted cash, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Concentration of credit risk, significant customers and significant suppliers

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments, accounts receivable and restricted cash.

The Company deposits its cash, cash equivalents and short-term investments with financial institutions that management believes to be of high credit quality and these deposits may on occasion exceed federally insured limits. At December 31, 2006, substantially all of the Company's cash, cash equivalents and short-term investments were managed by one financial institution. The fair value of these short-term investments are subject to fluctuations based on market prices.

Substantially all of the Company's accounts receivable are derived from commissions earned and are due from escrow and other residential real estate transfer agents. These accounts receivable are typically unsecured. Allowances for credit losses and expected transaction price adjustments are provided for in the financial statements and have been within management's expectations. No escrow or other transfer agent accounted for 10% or more of the accounts receivable at December 31, 2006 or 2005.

The Company derived 41%, 51% and 61% of its net transaction revenues during the years ended December 31, 2006, 2005 and 2004, respectively, from the state of California. No customers accounted for more than 10% of net revenues in 2006, 2005 or 2004.

The Company generates leads for ZipAgents through many sources, including leads from third parties with which the Company has only non-exclusive, short-term agreements that are generally terminable on little or no notice and with no penalties. The cost of these leads are included in marketing and customer acquisition expenses. The Company's largest third-party lead source, HomeGain, Inc., which is a competitor for online customer acquisition, generated approximately 27%, 29% and 21% of the Company's leads during 2006, 2005 and 2004, respectively. Google generated approximately 15% and 12% of the Company's leads in 2006 and ,2005, respectively.

Property and equipment

Property and equipment are stated at cost. Equipment under capital leases is capitalized at the present value of the future minimum lease payments. Leasehold improvements and assets acquired pursuant to capital leases are amortized on the straight-line basis over the shorter of the lease period or their estimated useful lives. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the property and equipment as follows:

Computer hardware and software	1-3 years
Furniture, fixtures and equipment	4-5 years
Leasehold improvements	Shorter of the lease period or estimated useful life

When assets are sold or retired, the cost and accumulated depreciation and amortization are eliminated from the accounts and any resulting gains or losses are recorded in operations in the period realized. Maintenance and repairs are expensed as incurred. Expenditures which substantially increase an asset's useful life or improves an asset's functionality, are capitalized.

Leasehold improvements made by the Company and reimbursable by the landlord as tenant incentives are recorded by the Company as leasehold improvement assets and amortized over the shorter of the lease period or estimated useful life. The incentives from the landlord are recorded as deferred rent and amortized as reductions to rent expense over the lease term. For 2006, leasehold improvement allowances totaled $524,000, of which $86,000 was amortized as a reduction of rent expense. At December 31, 2006 the deferred rent balance attributable to these incentives totaled $438,000. Future amortization of the balance of these tenant incentives is estimated to be $86,000 per year from 2007 thru 2011, and $8,000 for 2012.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"), the Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposal.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS 123 (Revised 2004), *Share-Based Payment* ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors, including employee stock options and employee stock purchases, based on estimated fair values. Prior to adopting SFAS 123(R) we accounted for employee stock-based compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB25"). Under the fair value recognition provisions for SFAS 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense using the straight-line method over the requisite service period of the award. The Company elected to adopt the modified prospective transition method as provided by SFAS 123(R) except for options granted prior to our filing of the registration statement for an initial public offering in May 2004, for which the fair value was determined for disclosure purposes using the minimum value method. Under this transition method, stock-based compensation cost recognized in the year ended December 31, 2006 includes:

- compensation cost for all unvested stock-based awards as of January 1, 2006 that were granted subsequent to our filing of the registration statement for an initial public offering in May 2004, and prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123;
- compensation cost for stock-based awards granted subsequent, to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R); and
- compensation cost for options granted prior to our filing of the registration statement for an initial public offering in May 2004, based on the intrinsic value method.

In accordance with the modified prospective transition method, the financial statements for prior periods have not been restated to reflect the impact of SFAS 123(R). The Company estimates the fair value of stock options using the Black-Scholes option pricing model, which incorporates various assumptions including volatility, expected life and interest rates. The expected volatility is based on the historical volatility of the Company's common stock and consideration of other relevant factors such as the volatility assumptions of peer companies. The expected life of options is estimated by taking the average of the vesting term and the contractual term of the option as provided by SAB 107. The Company estimates expected forfeitures based on various factors including employee class and historical experience.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123(R) and Emerging Task Force Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services* ("EITF 96-18").

The accounting for and disclosure of employee and non-employee equity instruments, primarily stock options and preferred and common stock warrants, requires judgment by management on a number of assumptions, including the fair value of the underlying instrument, estimated lives of the outstanding instruments, and the instrument's volatility. Changes in key assumptions will impact the valuation of such instruments. Because there was no public market for our stock prior to our initial public offering in November 2004, our Board of Directors determined the fair value of our common and preferred stock based on several factors, including, but not limited to, our operating and financial performance, recent sales of convertible debt instruments and internal valuation analyses considering key terms and rights of the related instruments.

For options granted after our initial public offering, the fair value of our common stock is the closing price of our stock on the Nasdaq Global Market on the date the option was granted. For options which were granted prior to our initial public offering, the deemed fair value of our common stock was determined by our Board of Directors, with input from management, utilizing the market approach, considering a number of factors, including, but not limited to:

- comparable values of similar companies and the pricing of recent rounds of financing;
- revenue growth and profitability milestones achieved and as measured to budget;
- continued growth in experience of our management team;
- marketplace activity and competition;
- barriers to entry; and
- status of capital markets.

Software and Website Development Costs

The Company follows the guidance of Emerging Issues Task Force No. 00-02, *Accounting for Website Development Costs* ("EITF No. 00-02"). EITF No. 00-02 sets forth the accounting for website development costs based on the website development activity. The Company follows the guidance set forth in Statement of Position 98-1, *Accounting for the Cost of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1"), in accounting for the development of the ZipAgent Platform. Costs incurred in the planning stage are expensed as incurred while costs incurred in the application and infrastructure stage are capitalized, assuming such costs are deemed to be recoverable. Costs incurred in the operating stage are expensed as incurred except for the costs of fees paid for cancelable maintenance contracts for internal use software purchased from third-party vendors. The cost of these fees incurred during the operating phase are recognized on a ratable basis over the period of expected economic benefit which generally coincides with the contractual service period. The planning stage ends when the functional specifications for a release are complete. Costs incurred relating to architecture design and coding that result in additional functionality are capitalized in the application and infrastructure stage. These costs principally relate to payroll costs for employees directly involved in the development process. Capitalized internal-use software costs, included in property and equipment, are amortized over the software's useful life, which is generally fifteen months. Capitalized internal-use software costs are amortized to cost of revenues. Costs incurred in connection with the research and development of the Company's product and technology, other than those accounted for under SOP 98-1, are expensed as incurred to product development.

The Company capitalized $733,000 and $638,000 in internal-use software costs during the years ended December 31, 2006 and 2005, respectively. Amortization expense totaled $769,000, $662,000, and $444,000, during the years ended December 31, 2006, 2005 and 2004, respectively, and is included in cost of revenues. The amount of unamortized internal-use software costs at December 31, 2006 and 2005 was $505,000 and $477,000, respectively, and is included in property and equipment.

Advertising Costs

The costs of advertising are expensed as incurred. Advertising expense was $511,000, $759,000 and $1,345,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Such expense is included in marketing and customer acquisition expense.

Income Taxes

Deferred tax assets and liabilities arise from the differences between the tax basis of an asset or liability and its reported amount in the financial statements as well as from net operating loss and tax credit carry forwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under current enacted tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in deferred tax assets and liabilities.

Comprehensive Income (Loss)

Comprehensive income (loss) is the sum of net income (loss) and unrealized gains (losses) on available-for-sale securities. Unrealized gains (losses) on investments are excluded from net income (loss) and are reported in accumulated other comprehensive income (loss) in the accompanying financial statements.

Segment Reporting

The Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for reporting information about operating segments in a company's financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the Company's Executive Committee), or decision making group, in deciding how to allocate resources and in assessing performance. The Company operates in one segment. All net revenues were derived from transactions in the United States. All long-lived assets are located in the United States.

Recent Accounting Pronouncements

In June 2006, the FASB issued Financial Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"). FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *"Accounting for Income Taxes"* ("SFAS 109"). Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006, and the provisions of FIN 48 will be applied to all tax positions accounted for under SFAS 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. We are currently evaluating the impact, if any, of FIN 48 on our financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing whether adoption of SFAS 157 will have an impact on our financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, *"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements"* ("SAB 108"). SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB 108 is effective for annual financial statements for the first fiscal year ending after November 15, 2006. The Company adopted SAB 108 during the fourth quarter of 2006. The adoption of SAB 108 did not have a material impact on the Company's financial condition or results of operation.

2. BALANCE SHEET COMPONENTS

Short-term investments

At December 31, 2006 and 2005, short-term investments were classified as available-for-sale securities, except for restricted cash, and are reported at fair value as follows:

	December 31, 2006				December 31, 2005		
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Gross Amortized Cost	Gross Unrealized Losses	Estimated Fair Value
		(In thousands)				(In thousands)	
Money market securities	$ 5,604	$—	$ —	$ 5,604	$ 2,462	$ —	$ 2,462
Repurchase agreements	150	—	—	150	300	—	300
Asset backed	24,314	13	(41)	24,286	9,056	(25)	9,031
Corporate obligations	35,575	14	(77)	34,512	38,187	(214)	37,973
US Government and agency obligations	21,501	3	(69)	21,435	35,288	(251)	35,037
Total short-term investments	$86,144	$ 30	$(187)	$85,987	$85,293	$(490)	$84,803

	December 31, 2006	December 31, 2005
	(In thousands)	(In thousands)
Recorded as:		
Cash equivalents	$ 5,754	$ 2,762
Short-term investments	80,233	82,041
	$85,987	$84,803

At December 31, 2006, the fair value of the Company's investments which had been in an unrealized loss position for over twelve months was $28.7 million and the related unrealized loss was approximately $138,000. At December 31, 2005, the fair value of the Company's investments which had been in an unrealized loss position for over twelve months was $39.6 million and the related unrealized loss was approximately $179,000.

The estimated fair value of short-term investments classified by date of contractual maturity at December 31, 2006 is as follows:

	December 31, 2006
	(In thousands)
Due within one year or less	$32,238
Due after one year through two years	31,529
Due after two years through four years	22,220
	$85,987

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	December 31,	
	2006	2005
	(In thousands)	
Prepaid expenses	$1,906	$2,101
Interest receivable	809	858
Other assets	559	270
	3,274	3,229
Less: long-term portion	123	91
Prepaid expenses and other current assets	$3,151	$3,138

Property and equipment, net

Property and equipment, net consists of the following:

	December 31,	
	2006	2005
	(In thousands)	
Computer hardware and software	$ 6,085	$ 4,812
Furniture, fixtures and equipment	1,587	901
Leasehold improvements	1,464	428
	9,136	6,141
Less: accumulated depreciation and amortization	(5,022)	(3,603)
Property and equipment, net	$ 4,114	$ 2,538

Depreciation and amortization expense, excluding amortization of leased assets, for the years ended December 31, 2006, 2005 and 2004 was $2,384,000, $1,518,000 and $847,000 respectively.

Included in property and equipment at December 31, 2006 and 2005 is approximately $2.5 million and $2.2 million, respectively of fully depreciated property and equipment still in use.

Accrued expenses

Accrued expenses consist of the following:

	December 31,	
	2006	2005
	(In thousands)	
Accrued vacation	$ 909	$ 727
Accrued agent commissions	1,926	1,905
Accrued bonuses	1,523	565
Accrued marketing expenses	876	774
Litigation settlement	—	3,164
Other accrued expenses	2,557	1,368
Accrued expenses	$7,791	$8,503

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) consists of the following:

	December 31,	
	2006	2005
	(In thousands)	
Other comprehensive income (loss):		
Unrealized loss on available-for-sale securities, net of tax	$(157)	$(490)
Total other comprehensive income (loss)	$(157)	$(490)

3. NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and dilutive net income (loss) per share for the period indicated:

	Year Ended December 31,		
	2006	2005	2004
	(In thousands, except per share amounts)		
Numerator:			
Net income (loss)	$(20,594)	$20,467	$3,184
Cumulative preferred stock dividends	—	—	552
Amount allocated to participating preferred stockholders	—	—	2,632
Net income (loss) available to common stockholders (for basic and dilutive EPS computations)	$(20,594)	$20,467	$ —
Denominator:			
Shares used to compute EPS:			
Basic	20,542	20,089	3,798
Add: Dilutive common stock options and warrants	—	4,991	—
Diluted	20,542	25,080	3,798
Net income (loss) per share:			
Basic	$ (1.00)	$ 1.02	$ —
Diluted	$ (1.00)	$ 0.82	$ —

The following table sets forth potential common shares that are not included in the diluted net income (loss) per share calculation because to do so would be anti-dilutive for the periods presented:

	Year Ended December 31,		
	2006	2005	2004
	(In thousands)		
Stock options to purchase common stock	4,500	808	3,421
Participating convertible preferred stock	—	—	—
Warrants to purchase preferred and common stock	4,169	3	4,811

4. INCOME TAXES

The components of the provision for income taxes are as follows:

	December 31,		
	2006	2005	2004
	(In thousands)		
Current:			
Federal	$ 64	$ 636	$65
State	—	146	24
	64	782	89
Deferred:			
Federal	15,853	(15,853)	—
State	1,643	(1,643)	—
	17,496	(17,496)	—
Total provision for income taxes	$17,560	$(16,714)	$89

Deferred tax assets consist of the following at:

	December 31,	
	2006	2005
	(In thousands)	
Deferred tax assets		
Net operating loss carryforwards	$ 16,339	$16,762
Allowances and accruals	1,846	780
Credits	194	146
Total gross deferred tax assets	18,379	17,688
Less: valuation allowance	(18,379)	(192)
Net deferred tax assets	$ —	$17,496

Due to uncertainty surrounding the realization of its deferred tax assets based on its history of losses, the Company recorded a full valuation allowance against its net deferred tax assets at December 31, 2004. During the fourth quarter of 2005, the Company concluded that a significant portion of the valuation allowances were no longer necessary as available evidence, including recent historical results and management's expectations for the future, supported a more likely than not conclusion that the related deferred tax assets would be realized. As a result, the tax benefit for the year ended December 31, 2005 includes a non-cash benefit of $16.8 million related to the reduction of the valuation allowance. The Company retained a valuation allowance of $192,000 related to a component of Other Comprehensive Income, as such if this asset were to be realized the benefit would by recorded to Other Comprehensive Income with no effect on the Company's net income. During the fourth quarter of 2006, the Company concluded that a full valuation allowance should be reinstated against its net deferred tax assets at December 31, 2006 as available evidence, including recent historical results and management's expectations for the future, supported a more likely than not conclusion that the related deferred tax assets will not be realized. As a result, the tax expense for the year ended December 31, 2006 includes a non-cash expense of $17.5 million related to the recording of a full valuation allowance.

The Company's income taxes payable for federal and state purposes have been reduced by the tax benefits associated with utilization of net operating loss carryovers and the exercise of employee stock options during the year. The benefit applicable to stock options were credited directly to stockholders' equity and amounts to $0 and $0.7 million for fiscal years ended December 31, 2006 and 2005, respectively.

At December 31, 2006, the Company had approximately $48.4 million of federal and $35.3 million of state net operating loss carryforwards available to reduce future taxable income which will begin to expire in 2021 for federal and 2011 for state tax purposes, respectively.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership. The Company has federal and state net operating losses of approximately $1 million at December 31, 2005 that are subject to annual limitations of $20,000.

The difference between the Company's effective income tax rate and federal statutory rate consisted of:

	Year Ended December 31,		
	2006	2005	2004
Statutory federal tax rate	34.00%	34.00%	34.00%
State tax rate, net of federal benefit	0.00%	5.27%	5.67%
Change in valuation allowance	576.63%	(479.15)%	(44.13)%
Other, net	(31.91)%	(0.24)%	7.18%
Total provision for (benefit from) income taxes	578.72%	(440.12)%	2.72%

Current and deferred income taxes recorded in the Company's balance sheets consisted of the following:

	December 31,	
	2006	2005
	(In thousands)	
Prepaid income taxes	$29	$ 57
Deferred income taxes, current	—	443
	$29	$500

5. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space and equipment under noncancelable operating leases with various expiration dates through February 2012.

Future minimum lease payments under noncancelable operating leases are as follows at December 31, 2006 (in thousands):

	Operating Leases
Year ending December 31,	
2007	$1,699
2008	1,430
2009	985
2010	862
2011	840
Thereafter	68
Total minimum lease payments	$5,884

Rent expense for the years ended December 31, 2006, 2005 and 2004 was $1.7 million, $1.2 million and $946,000, respectively.

Legal Proceedings

The Company is not currently subject to any material legal proceedings. From time to time the Company has been, and it currently is, a party to litigation and subject to claims incident to the ordinary course of the business. The amounts in dispute in these matters are not material to the Company, and management believes that the resolution of these proceedings will not have a material adverse effect on the business, financial position, results of operations or cash flows.

Indemnifications

The Company has entered into various indemnification agreements in the ordinary course of our business. Pursuant to these agreements, the Company has agreed to indemnify, hold harmless and reimburse the indemnified parties, which include certain of our service providers as well as others, in connection with certain occurrences. In addition, the corporate charter documents require the Company to provide indemnification rights to the Company's directors and officers to the fullest extent permitted by the Delaware General Corporation Law, and permit the Company to provide indemnification rights to our other employees and agents, for certain events that occur while these persons are serving in these capacities. The Company has also entered into indemnification agreements with the Company's directors and each of our officers with a title of Vice President or higher. Further, the underwriting agreement for the Company's initial public offering requires the Company to indemnify the underwriters and certain of their affiliates and agents for certain liabilities arising from the offering and the related registration statement.

The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unspecified. The Company is not aware of any material indemnification liabilities for actions, events or occurrences that have occurred to date. The Company maintains insurance on some of the liabilities the Company has agreed to indemnify, including liabilities incurred by the Company's directors and officers while acting in these capacities, subject to certain exclusions and limitations of coverage.

6. REDEEMABLE CONVERTIBLE PREFERRED STOCK

At December 31, 2003, redeemable convertible preferred stock consisted of the following:

	Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series A	1,911,112	629,626	$ 1,700,000
Series B	5,246,171	1,734,752	16,393,438
Series C	2,178,486	547,343	10,000,005
Series D	6,106,871	2,006,357	9,531,544
Series E	9,000,000	2,466,724	29,082,849
Series E-1	15,300,000	—	—
Series F	19,600,000	3,420,534	26,885,452
Balance at December 31, 2003	59,342,640	10,805,336	$93,593,288

Upon the closing of the Company's initial public offering on November 15, 2004, 13,025,620 shares of outstanding redeemable convertible preferred stock converted into common stock. Therefore, at December 31, 2004, 2005 and 2006, there were no shares of outstanding redeemable convertible preferred stock.

All outstanding warrants to acquire preferred stock automatically became exercisable for common stock upon the closing of the Company's initial public offering in November 2004. See Note 7 for additional discussion of common stock warrants.

Warrant for services

In November 1999, the Company issued a warrant to purchase 3,386 shares of Series B convertible preferred stock at $9.45 per share for marketing expenses incurred. The warrant was fully vested and exercisable immediately and was net exercised in 2004.

Warrant with office lease

In connection with leasing office space, in June 2000, the Company issued a warrant to the landlord to purchase 4,979 shares of Series C at $18.27 per share. The warrant was fully vested and exercisable immediately and expired in March 2004. The warrant was valued using the Black-Scholes pricing model and assumptions used were as follows: fair value of the underlying stock of $18.27; risk free interest rate of 5.75%; expected life of 4 years; no dividends during the term and volatility of 80%. The value of the warrant totaled $56,718 at the date of grant and was recorded as deferred rent expense. In connection with the lease termination in January 2002, the Company amortized the remaining deferred rent expense in the amount of $11,343 during the year ended December 31, 2002.

Warrants with equipment lease line

In connection with closing a $2 million equipment leasing arrangement in August 2000, the Company issued warrants to purchase 3,284 and 6,349 shares of Series C at $18.27 and $9.45 per share, respectively. The warrants were fully vested and exercisable immediately and expire in August 2010. These warrants were valued using the Black-Scholes pricing model and assumptions used were as follows: fair value of the underlying stock of $18.27 and $9.45, respectively; risk free interest rate of 5.75%; expected life of 10 years; no dividends during the term and volatility of 80%. The value of the warrants totaled $50,833 and $103,944, respectively, at the date of grant and was recorded as deferred interest expense. The amount was amortized over the life of the lease line. In 2005, 6,349 warrants were net exercised at $9.45 per share. At December 31, 2006 the remaining 3,284 common stock warrants had not been exercised.

Warrants for convertible notes

In connection with interim financing provided by investors during 2002, the Company issued warrants to purchase 582,061 shares of Series F convertible preferred stock at $3.93 per share. The warrants expire in October 2007. The warrants were valued using the Black-Scholes pricing model and assumptions used were as follows: fair value of the underlying stock of $3.93 per share; risk-free interest rate of 2.98%; expected life of 5 years; no dividends and volatility of 50%. The allocated value of the warrants totaled $790,133 at the date of grant and was recorded as interest expense during 2002.

In December 2002, the Company issued warrants to purchase 1,370,474 shares of Series F convertible preferred stock at an exercise price of $3.93 per share in conjunction with the issuance of convertible promissory notes. The warrants are immediately exercisable and expire five years from the date of grant. The Company estimated the allocated fair value of such warrants at $2,055,820 using the Black-Scholes model with the following assumptions: fair value of the underlying stock of $3.93 per share; expected volatility of 50%, risk-free interest rate of 2.96%, expected life of 5 years, and no dividends. The value of the warrants was recorded as a debt discount and amortized as interest expense using the effective interest method over the estimated life of the notes, which was estimated to be 24 months. For the December 31, 2003, interest expense related to such warrants amounted to $411,986. The remaining unamortized balance in the amount of $1,504,661 was recorded as preferred stock in connection with the conversion of the convertible notes payable. During 2006 and 2005, respectively, 6,298 and 15,745 of these warrants were net exercised.

In February 2003, the Company issued warrants to purchase 274,366 shares of Series F convertible preferred stock at an exercise price of $3.93 per share in conjunction with the issuance of convertible promissory notes. The warrants are immediately exercisable and expire five years from the date of grant. The Company estimated the allocated fair value of such warrants at $408,782 using the Black-Scholes model with the following assumptions: fair value of the underlying stock of $3.93 per share; expected volatility of 50%, risk-free interest rate of 2.87%, expected life of 5 years, and no dividends. The value of the warrants was recorded as a debt discount and amortized as interest expense using the effective interest method over the estimated life of the notes, which was estimated to be 24 months. For the year ended December 31, 2003, interest expense related to such warrants amounted to $59,295. The remaining unamortized balance in the amount of $349,487 was recorded as Preferred Stock in connection with the conversion of the convertible notes payable.

Between February 2002 and April 2002, the Company issued warrants to purchase 4,465,391 shares of Series E-1 convertible preferred stock at an exercise price of $3.93 per share in conjunction with the issuance of convertible promissory notes. The warrants are immediately exercisable and expire five years from the date of grant. In the event the Company meets certain profitability goals for six continuous months, the exercisability of one-half of these warrants terminates. The Company estimated the allocated fair value of such warrants at $1,987,705 using the Black-Scholes model with the following assumptions: fair value of the underlying stock of $1.95 per share, expected volatility of 50%, risk-free interest rate ranging from 4.31% to 4.70%, expected life of 5 years, and no dividends. The value of the warrants was recorded as a debt discount and amortized as interest expense using the effective interest method over the estimated life of the notes, which was estimated to be 24 months. For the years ended December 31, 2002 and 2003, interest expense related to such warrants amounted to $621,350 and $463,671, respectively. The remaining unamortized balance in the amount of $814,939 was recorded to preferred stock in connection with the conversion of the convertible notes payable. During 2004, warrants to purchase 2,177,553 shares of E-1 convertible preferred stock had been exercised and warrants to acquire 65,682 shares of E-1 convertible preferred stock had been net exercised. During 2006 and 2005, respectively, 403,094 and 155,444 of these warrants were cash and net exercised.

In June 2003, the Company issued warrants to purchase 134,766 shares of Series E-1 convertible preferred stock at an exercise price of $3.93 per share and 198,567 shares of Series F convertible preferred stock at an exercise price of $3.93 per share in connection with a conversion of convertible promissory notes and accrued interest. The warrants expire in June 2008. The Company estimated the fair value of such warrants at $93,572 and $357,187 for the Series E-1 warrants and Series F warrants, respectively, using the Black-Scholes model with the following assumptions: fair value of the underlying stock of $2.28 and $3.93, respectively, expected volatility of 50%, risk-free interest rate of 2.36%, expected life of 5 years, and no dividends. The value of the warrants was recorded as note payable conversion expense and recorded in general and administrative expense. During 2006 and 2005, respectively, 25,090 and 9,458 of these warrants were net exercised.

7. PREFERRED AND COMMON STOCK

The Company's Certificate of Incorporation, as amended on November 15, 2004, authorizes the Company to issue 5,000,000 shares of $0.001 per value preferred stock and 100,000,000 shares of $0.001 par value common stock. As of December 31, 2006, no shares of preferred stock were issued or outstanding.

Common stock warrants

In April 2003, the Company issued a warrant to purchase 19,083 shares of common stock at $0.99 per share for consulting services. The warrant was fully vested and exercisable immediately. These warrants were net exercised during 2005. The value of the warrant was not material.

As discussed in Note 6 to the financial statements, all outstanding warrants to acquire preferred stock automatically became exercisable for common stock upon the closing of the Company's initial public offering in

November 2004. At December 31, 2006, 4,168,606 common stock warrants remained outstanding and exercisable under the above arrangements.

8. STOCK-BASED COMPENSATION

Effective January 1, 2006, the Company adopted the provisions of SFAS 123 (Revised 2004), *Share-Based Payment* ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors, including employee stock options and employee stock purchases, based on estimated fair values. On March 29, 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107") which provides the SEC Staff's views regarding interactions between SFAS 123(R) and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. The Company adopted SFAS 123(R) using the modified prospective transition method, which requires application of the accounting standard as of January 1, 2006, the first day of fiscal year 2006. The Consolidated Financial Statements for the year ended December 31, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the consolidated financial statements for prior periods have not been restated to reflect the impact of SFAS 123(R). Therefore, the results for the year ended December 31, 2006 are not directly comparable to the same periods in the prior years.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123(R) and Emerging Task Force Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services* ("EITF 96-18").

Prior to the adoption of SFAS 123(R)

Prior to the adoption of SFAS 123(R), the Company accounted for employee stock-based compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and Financial Accounting Standards Board Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB No. 25* ("FIN 44") and complied with the disclosure provisions of Statement of Financial Accounting Standard No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123") as amended by Statement of Financial Accounting Standard No. 148, *Accounting for Stock-Based Compensation — Transaction and Disclosure* ("SFAS 148"). Under APB 25, compensation expense was based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price of the option. The Company amortized deferred stock-based compensation using the straight-line method.

The following table illustrates the effect on net income if the Company had applied the fair-value recognition provisions of SFAS No. 123, as amended by SFAS 148, to stock-based employee compensation.

	Year Ended December 31, 2005	Year Ended December 31, 2004
Net income as reported	$20,467	$3,814
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax	(1,127)	(538)
Pro forma net income	$19,340	$3,276
Net income per share, as reported:		
Basic	$ 1.02	$ —
Diluted	$ 0.82	$ —
Pro forma net income per share:		
Basic	$ 0.96	$ —
Diluted	$ 0.77	$ —

The stock-based employee compensation determined under the fair-value method for years ended December 31, 2005 and 2004 have been adjusted to exclude the effect of the options granted prior to the Company's filing of the registration statement for an initial public offering in May 2004, as those options were valued for pro forma disclosure purposes using the minimum value method.

Impact of the Adoption of SFAS 123(R)

The Company elected to adopt the modified prospective transition method as provided by SFAS 123(R) except for options granted prior to the Company's filing of the registration statement for an initial public offering in May 2004, that vested during the period for which the fair value was determined for disclosure purposes using the minimum value method. Under this transition method, stock-based compensation cost recognized in the year ended December 31, 2006 includes:

- compensation cost for all unvested stock-based awards as of January 1, 2006 that were granted subsequent to the Company's filing of the registration statement for an initial public offering in May 2004, and prior to January 1, 2006, that vested during the period based on the grant date fair value estimated in accordance with the original provisions of SFAS 123;
- compensation cost for stock-based awards granted subsequent to January 1, 2006, that vested during the period based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R); and
- compensation cost for options granted prior to the Company's filing of the registration statement for an initial public offering in May 2004, that vested during the period based on the intrinsic value method.

Previously reported amounts have not been restated. The effect of recording stock-based compensation for the year ended December 31, 2006 was as follows:

	Year Ended December 31, 2006
	(In thousands)
Cost of revenues	$ 500
Product development	183
Marketing and customer acquisition	67
General and administrative	2,035
Total stock-based compensation	2,785
Tax effect on stock-based compensation	(1,114)
Net effect on net income	$ 1,671
Effect on earnings per share:	
Basic	$ 0.08
Diluted	$ 0.08

There was no impact on cash flows from operating activities or financing activities for the year ended December 31, 2006 as a result of the adoption of SFAS 123(R). In the Company's pro forma disclosures prior to the adoption of SFAS 123(R) the Company accounted for forfeitures upon occurrence. SFAS 123(R)requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from those estimates. The Company estimated expected forfeitures based on various factors including employee class and historical experience. As of December 31, 2006, there was $9.2 million of unrecorded total stock-based compensation, after estimated forfeitures, related to unvested stock options. That cost is expected to be recognized over a weighted average remaining recognition period of 3.0 years.

Valuation Assumptions

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the Company's financial statements. In connection with the adoption of SFAS 123(R), the Company reassessed its valuation technique and related assumptions.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model, which incorporates various assumptions including volatility, expected life and interest rates. The expected volatility is based on the historical volatility of the Company's common stock and consideration of other relevant factors such as the volatility assumptions of peer companies. The expected life of options granted during the year ended December 31, 2006 is estimated by taking the average of the vesting term and the contractual term of the option as provided by SAB 107.

The assumptions used for the years ended December 31, 2006, 2005 and 2004 and the resulting estimates of weighted average fair value per share of options granted during those periods are as follows:

	Year Ended December 31,		
	2006	2005	2004
Expected volatility	51-52%	33-61%	21-50%
Risk-free interest rate	4.3-5.0%	3.8-4.4%	2.5-3.7%
Expected life (years)	5.5-6.1	4	4
Expected dividend yield	0%	0%	0%
Weighted-average fair value of options granted during the period	$ 3.90	$ 5.06	$ 2.68

Stock Option Activity

A summary of the Company's stock option activity for the periods indicated follows:

	Number of Shares (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding at December 31, 2003	2,263	$ 1.14		
Options granted	1,528	$11.28		
Options exercised	(150)	$ 1.18		
Options forfeited or expired	(220)	$ 2.39		
Outstanding at December 31, 2004	3,421	$ 5.59	8.15	41,983
Options granted	704	$13.60		
Options exercised	(240)	$ 2.38		
Options forfeited or expired	(233)	$10.95		
Outstanding at December 31, 2005	3,652	$ 7.01	7.56	13,011
Options granted	2,664	$ 7.16		
Options exercised	(1,151)	$ 1.36		
Options forfeited or expired	(930)	$11.25		
Outstanding at December 31, 2006	4,235	$ 7.71	8.50	5,885
Options exercisable at December 31, 2006	1,327	$ 6.98	6.88	3,694

Aggregate intrinsic value represents the difference between the Company's closing stock price on the last trading day of the fiscal period, which was $7.49 on December 31, 2006, and the exercise price for the options that were in-the-money at December 31, 2006. The total number of in-the-money options exercisable as of December 31, 2006 was 619,000. Total intrinsic value of options exercised was $7,398,000 and $2,621,000 for the years ended December 31, 2006 and, 2005, respectively.

The Company settles employee stock option exercises with newly issued common shares.

Stock Option Plans

In February 1999, the BOD approved and the Company adopted the 1999 Stock Option Plan (the "1999 Plan"). The 1999 Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the 1999 Plan may be either incentive stock options or nonstatutory stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonstatutory stock options ("NSO") may be granted to Company employees and consultants. The Company has authorized and reserved 3,362,000 shares of common stock for issuance under the 1999 Plan.

In August 2004, the BOD approved and the Company adopted the 2004 Equity Incentive Plan (the "2004 Plan"). The 2004 Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the 2004 Plan may be either incentive stock options or nonstatutory stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonstatutory stock options ("NSO") may be granted to Company employees and consultants. The Company has authorized and reserved 1,000,000 shares of common stock for issuance under the 2004 Plan.

Following the Company's initial public offering, any shares that were reserved but not issued under the 1999 Plan were made available under the 2004 Plan, and any shares that would have otherwise returned to the 1999 Plan will be made available for issuance under the 2004 Plan. The 1999 Plan will continue to govern awards granted there under prior to the Company's initial public offering.

The number of shares reserved for issuance under the 2004 Plan will be increased by the number of shares which have been reserved but not issued under the 1999 Plan, any shares returned to the 1999 Plan, and an annual increase to be added on the first day of our fiscal year beginning in 2006 equal to the least of (a) 1,666,666 shares, (b) 4% of the outstanding shares on such date, or (c) an amount determined by the BOD. Pursuant to this requirement, on January 1, 2006, an additional 810,932 shares were added to the plan, reserved for issuance and registered for sale under Form S-8.

Options under the 1999 and 2004 Plans may be granted at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the BOD, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. Options generally vest over a four-year period with one-fourth (1/4) of the shares vesting one year after the vesting commencement date, and an additional one-forty eighth (1/48) of the shares vesting on the first day of each calendar month thereafter until all such shares are exercisable. Options expire after ten years.

Other Stock Option

In September 2006, the BOD approved the registration of 1,250,000 shares of common stock underlying an option issued outside the Company's stock option plans. The nonstatutory stock option ("NSO") was granted in connection with the employment of the Company's new Chief Executive Officer and vests over a four-year period with one-fourth (1/4) of the shares vesting one year after the vesting commencement date and an additional one-forty eighth (1/48) of the shares vesting on the first day of each calendar month thereafter until all such shares are exercisable. The option expires after ten years.

9. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit sharing plan covering all eligible employees. Employees may contribute amounts ranging from 1% to 50% of their annual salary, up to the maximum statutory amount. The Company is not required to contribute to the plan, however, beginning January 1, 2006 the Company elected to match 25% of the first 4% of employee contributions to the plan. For the year ended December 31, 2006 the Company contributed $165,000.

10. UNAUDITED QUARTERLY FINANCIAL DATA

The following table sets forth our selected unaudited quarterly operating information for each of the eight quarters ended December 31, 2006. This information has been prepared on the same basis as the audited financial statements contained in this report and includes all normal recurring adjustments necessary for the fair statement of the information for the periods presented, when read together with our financial statements and related notes. Our future operating results are difficult to predict and may vary significantly. Results for any fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

Year Ended December 31, 2006	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands)			
Net transaction revenues	$ 22,396	$25,420	$26,195	$18,648
Cost of revenues	12,598	14,238	14,590	10,740
Income (loss) from operations	(3,586)	(375)	342	(3,306)
Net income (loss)(a)	(20,208)	622	(220)	(788)
Net income (loss) per share:				
Basic	$ (0.96)	$ 0.03	$ (0.01)	$ (0.04)
Diluted	$ (0.96)	$ 0.03	$ (0.01)	$ (0.04)
Weighted average common shares outstanding:				
Basic	21,092	20,410	20,336	20,291
Diluted	21,092	23,478	20,336	20,291

Year Ended December 31, 2005	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands)			
Net transaction revenues	$20,960	$27,576	$25,228	$17,318
Cost of revenues	11,655	15,565	13,829	10,073
Income (loss) from operations(b)	340	2,219	(1,616)	82
Net income (loss)(c)	17,901	2,850	(946)	662
Net income (loss) per share:				
Basic	$ 0.88	$ 0.14	$ (0.05)	$ 0.03
Diluted	$ 0.73	$ 0.11	$ (0.05)	$ 0.03
Weighted average common shares outstanding:				
Basic	20,260	20,198	20,005	19,885
Diluted	24,546	25,328	20,005	25,711

(a) Includes an income tax expense of $17.7 million recorded in the fourth quarter of 2006 related to a recording of a valuation allowance primarily attributable to the deferred tax assets related to net operating loss carryforwards.

(b) Includes a one-time charge of $4.2 million recorded in the second quarter of 2005 related to the settlement of threatened litigation.

(c) Includes an income tax benefit of $16.8 million recorded in the fourth quarter of 2005 related to a reversal of the Company's valuation allowance primarily attributable to the deferred tax assets related to net operating loss carryforwards.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure:***

Not applicable.

Item 9A. ***Controls and Procedures:***

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Interim Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such items are defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Interim Chief Financial Officer have concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report are effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management, including our CEO and Interim CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006. In making its evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.*

Based on our evaluation, under the criteria set forth by COSO in *Internal Control — Integrated Framework,* our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Our management, including our CEO and Interim CFO, acknowledge that because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. ***Other Information:***

None.

PART III

Item 10. *Directors and Executive Officers:*

Executive officers

The information required by this item with respect to executive officers is incorporated by reference to Item 1 of this report. That information can be found under the caption, "Executive Officers."

Directors

The information required by this item with respect to directors is incorporated by reference to our Proxy Statement for our 2007 Annual Meeting of Stockholders under the caption, "Directors."

Section 16(a) beneficial ownership reporting compliance

The information required by this item with respect to Section 16(a) beneficial ownership reporting compliance incorporated by reference to our Proxy Statement for our 2007 Annual Meeting of Stockholders under the caption, "Section 16(a) Beneficial Ownership Reporting Compliance."

Code of ethics

Our Board of Directors has adopted a Code of Business Conduct and Ethics that is applicable to all directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer and Controller. The Code is available on our website at www.ziprealty.com under "Investor Relations — Corporate Governance — Governance Documents." We intend to disclose any amendment to or waiver from a provision of the Code with respect to our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer and Controller, including the name of the officer to whom the waiver was granted, on our website as set forth above.

Corporate governance

The information required by this item with respect to corporate governance is incorporated by reference to our Proxy Statement for our 2007 Annual Meeting of Stockholders under the caption, "Board Committees — Audit Committee."

Item 11. *Executive Compensation:*

The information required by this item with respect to executive compensation is incorporated by reference to our Proxy Statement for our 2007 Annual Meeting of Stockholders under the caption, "Compensation and Other Information Concerning Officers."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters:*

The information required by this item with respect to security ownership of certain beneficial owners and management is incorporated by reference to our Proxy Statement for our 2007 Annual Meeting of Stockholders under the caption, "Security Ownership by our Directors, Officers and Principal Stockholders."

Equity compensation plan information

The following table provides information as of December 31, 2006 about our common stock that may be issued upon the exercise of options, warrants and rights under our 1999 Stock Option Plan, 2004 Equity Incentive

Plan and New CEO Inducement Grant. The New CEO Inducement Grant was awarded outside of our equity plans pursuant to NASDAQ market place rule 4350(i)(1)(A)(iv).

Plan Name and Type	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
	(In thousands)		(In thousands)
Equity compensation plans approved by stockholders			
1999 Stock Option Plan	1,064	$ 4.60	—
2004 Equity Incentive Plan	1,921	$10.51	541
Equity compensation not approved by stockholders			
New CEO Inducement Grant	1,250	$ 6.06	—
Total	4,235	$ 7.71	541

Item 13. ***Certain Relationships and Related Transactions:***

The information required by this item is incorporated by reference to our Proxy Statement for our 2007 Annual Meeting of Stockholders under the caption, "Significant Relationships and Transactions with Directors, Officers or Principal Stockholders," and "Director Independence."

Item 14. ***Principal Accountant Fees and Services:***

The information required by this item is incorporated by reference to our Proxy Statement for our 2007 Annual Meeting of Stockholders under the caption, "Proposal 2 — Appointment of Independent Registered Public Accounting Firm."

PART IV

Item 15. ***Exhibits and Financial Statement Schedule:***

(a) *Documents filed with this report:*

1. *Financial Statements.*

The following financial statements and related report of Independent Registered Public Accounting Firm are incorporated in Item 8 of this report:

- Report of independent registered public accounting firm
- Consolidated Balance Sheets at December 31, 2006 and 2005
- Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004
- Consolidated Statements of Stockholders' Equity for the years ended December 31, 2006, 2005 and 2004
- Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004
- Notes Consolidated Financial Statements.

2. *Financial Statement Schedule*

Schedule II-Valuation and Qualifying Accounts for the three fiscal years in the period ended December 31, 2006.

The following financial statement schedule of ZipRealty, Inc. for each of the past three years in the period ended December 31, 2006 should be read in conjunction with the Consolidated Financial Statements of ZipRealty, Inc.

Schedule II — Valuation and Qualifying Accounts

Description	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
		(In thousands)		
Fiscal year ended December 31, 2004				
Provision for Doubtful Accounts	20	9	—	29
Deferred Tax Asset Valuation	19,882	—	1,672	18,210
Fiscal year ended December 31, 2005				
Provision for Doubtful Accounts	29	19	6	42
Deferred Tax Asset Valuation	18,210	—	18,018	192
Fiscal year ended December 31, 2006				
Provision for Doubtful Accounts	42	33	45	30
Deferred Tax Asset Valuation	192	18,187	—	18,379

All other financial statement schedules have been omitted because they are not applicable or are not required, or because the required information is included in the Consolidated Financial Statements and Notes thereto which are included herein.

3. *Exhibits.*

The exhibits listed in the Exhibit Index are filed as a part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIPREALTY, INC.

By: /s/ David A. Rector
David A. Rector
Senior Vice President,
Interim Chief Financial Officer and Controller

Date: March 16, 2007

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard F. Sommer and David A. Rector, and each of them, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Richard F. Sommer **Richard F. Sommer**	Chief Executive Officer and Director (Principal Executive Officer)	March 16, 2007
/s/ David A. Rector **David A. Rector**	Senior Vice President, Interim Chief Financial Officer, Controller and Chief Accounting Officer (Principal Financial and Accounting Officer)	March 16, 2007
/s/ Donald F. Wood **Donald F. Wood**	Chairman of the Board of Directors	March 16, 2007
/s/ Ronald C. Brown **Ronald C. Brown**	Director	March 16, 2007
/s/ Marc L. Cellier **Marc L. Cellier**	Director	March 16, 2007
/s/ Elisabeth H. DeMarse **Elisabeth H. DeMarse**	Director	March 16, 2007
/s/ Robert C. Kagle **Robert C. Kagle**	Director	March 16, 2007
/s/ Stanley M. Koonce, Jr. **Stanley M. Koonce, Jr.**	Director	March 16, 2007

Exhibit Index

Exhibit Number	Description
1.1(1)	Form of Underwriting Agreement
3.1(a)(1)	Amended and Restated Certificate of Incorporation
3.2(a)(1)	Bylaws
4.1(1)	Form of Common Stock Certificate
10.1(1)*	Form of Director and Executive Officer Indemnification Agreement
10.2(1)*	1999 Stock Option Plan
10.3(1)*	2004 Equity Incentive Plan
10.3(a)(2)*	Form of Stock Option Award Agreement under 2004 Equity Incentive Plan
10.4(1)*	Form of Change of Control Agreement
10.5(1)	Fifth Amended and Restated Investors' Rights Agreement dated December 17, 2002
10.6(1)	Office Lease Agreement between the Registrant and EOP-Emeryville Properties, L.L.C. dated November 28, 2001
10.6(a)(1)	First Amendment dated March 22, 2002 to Office Lease Agreement between the Registrant and EOP-Emeryville Properties, L.L.C. dated November 28, 2001
10.6(b)(3)	Third Amendment dated November 30, 2005 to Office Lease Agreement between ZipRealty, Inc. and CA-Emeryville Properties Limited Partnership (as successor in interest to EOP-Emeryville Properties, L.L.C.) dated November 28, 2001
10.7(1)*	Employment offer letter between the Registrant and Eric A. Danziger dated April 27, 2001
10.8(1)	Form of Primary Warrant to purchase shares of Series E-1 Preferred Stock
10.9(1)	Form of Secondary Warrant to purchase shares of Series E-1 Preferred Stock
10.10(1)	Form of Warrant to purchase shares of Series F Preferred Stock
10.11(4)	Director Compensation Policy
10.13(5)*	Management Incentive Plan — Fiscal Year 2006
10.13(a)(6)*	Amended and Restated Management Incentive Plan — Fiscal Year 2006
10.14(7)*	Termination Agreement and Release with Eric A. Danzinger executed May 15, 2006
10.15(7)*	Gary M. Beasley Employment Agreement executed May 15, 2006
10.16(8)*	Offer Letter to Richard F. Sommer dated August 24, 2006
10.17(9)*	Form of Stock Option Award Agreement between the Company and Richard F. Sommer dated September 6, 2006
10.18(10)*	J. Patrick Lashinsky Employment Agreement dated January 30, 2007
10.19(11)*	Gary M. Beasley Separation Agreement and Release dated February 1, 2007
10.20*	Consulting and Separation Agreement with Jeffrey G. Wagoner dated February 9, 2007
23.1	Consent of independent registered public accounting firm
24.1	Power of Attorney (see signature page)
31.1	Certification of Chief Executive Officer, as required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
31.2	Certification of Interim Chief Financial Officer, as required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
32.1	Certification of Chief Executive Officer, as required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
32.2	Certification of Interim Chief Financial Officer, as required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

(1) Incorporated by reference to the exhibit of the same number to the Registrant's Registration Statement on Form S-1(File No. 333-115657) filed with the Securities and Exchange Commission on May 20, 2004, as amended.

(2) Incorporated by reference to the exhibit of the same number to the Registrant's Annual Report on Form 10-K (File No. 000-51002) for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 28, 2005.

(3) Incorporated by reference to the exhibit of the same number to the Registrant's Current Report on Form 8-K (File No. 000-51002) filed with the Securities and Exchange Commission on December 6, 2005.

(4) Incorporated by reference to the exhibit of the same number to the Registrant's Quarterly Report on Form 10-Q (File No. 000-51002) for the quarterly period ended June 30, 2005, filed with the Securities and Exchange Commission on August 12, 2005.

(5) Incorporated by reference to the exhibit of the same number to the Registrant's Annual Report on Form 10-K (File No. 000-51002) for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 16, 2006.

(6) Incorporated by reference to the exhibit of the same number to the Registrant's Current Report on Form 8-K (File No. 111-51002) filed with the Securities and Exchange Commission on October 27, 2006.

(7) Incorporated by reference to the exhibit of the same number to the Registrant's Current Report on Form 8-K (File No. 111-51002) filed with the Securities and Exchange Commission on May 16, 2006.

(8) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-51002) filed with the Securities and Exchange Commission on August 30, 2006.

(9) Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 000-51002) filed with the Securities and Exchange Commission on August 30, 2006.

(10) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-51002) filed with the Securities and Exchange Commission on February 8, 2007.

(11) Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 000-51002) filed with the Securities and Exchange Commission on February 8, 2007.

* Identifies a management contract or compensatory plan of arrangement required to be filed as an exhibit to this report.

Stock Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
Phone: 800-937-5449

Corporate Counsel
Heller Ehrman LLP
San Francisco, CA

Stock Listing
ZipRealty, Inc. common stock is traded on The Nasdaq Global Market, listed under the symbol "ZIPR."

Independent Auditors
PricewaterhouseCoopers LLP

Annual Meeting
The ZipRealty, Inc. 2007 annual meeting of stockholders will be held at 9:30 a.m. on Thursday, May 24, 2007, at:
Palace Hotel
2 New Montgomery St.
San Francisco, CA 94105
Phone: 415-512-1111
Fax: 415-243-8062

Investor Relations Contact Information
ZipRealty, Inc.
2000 Powell Street, Suite 300
Emeryville, CA 94608
Email: irelations@ziprealty.com
Phone: 866-947-4663
Fax: 510-735-2850

The Company's complete filings with the Securities and Exchange Commission, including the Form 10-K included in this report and all exhibits, are available without charge on the Company's website at www.ziprealty.com under "Investor Relations -- SEC Filings" as well as on the Commission's website at www.sec.gov.

Board of Directors
Donald F. Wood
Chairman of the Board of Directors
Managing Director,
Draper Fisher Jurvetson

Richard F. Sommer
Chief Executive Officer

Ronald C. Brown
President, Atrium Holdco LLC

Marc C. Cellier
Founding Managing Member,
Pyramid Technology Ventures

Elisabeth H. DeMarse
Chief Executive Officer
and President, Creditcards.com

Robert C. Kagle
General Partner,
Benchmark Capital Management

Stanley M. Koonce, Jr.
Executive Vice President and
Chief Operating Officer,
Big Brothers Big Sisters of America

Executive Officers
Richard F. Sommer
Chief Executive Officer

J. Patrick Lashinsky
President

William C. Sinclair
Executive Vice President,
Operations and
Business Development

Genevieve C. Combes
Senior Vice President,
Planning and Operations

David A. Rector
Senior Vice President, Controller,
Chief Accounting Officer and
Interim Chief Financial Officer

Thomas M. Perrault
Vice President, Human Resources

Karen B. Seto
Vice President, General Counsel
and Secretary

ZipRealty's Real Success Stories
Front cover from left:
Martha Vargas, REALTOR®, Boston, with her clients **Marcel and Jenn Belaval,** two of the thousands of satisfied clients ZipRealty helped move this year.

Helen Ross, REALTOR®, DC Metro Area, surpassed 200 sales with ZipRealty to become the first member of the Century Club Platinum. **Stephanie Bamberger,** REALTOR®, Baltimore, earned one of ZipRealty's Top Producer awards for 2006.

Janice Madere, Customer Service Manager, and her Client Care team quickly respond to thousands of ZipRealty client questions every month.

Bevin White, Associate Broker/REALTOR®, San Francisco Bay Area, celebrated his 7-year anniversary in 2006 with ZipRealty.

Back cover from left:
Richard Davila, District Director, DC Metro Area, joined ZipRealty's Boston team as an agent in 2004, was promoted to District Director for Boston – South and East, and then moved back to his hometown to lead the DC district this year.

ZipRealty's Helpdesk Team, **Archie Rodriguez, Nada Nakahara, Michael Reagan and Henry Chuong,** are on call 7 days a week to assist ZipRealty agents.

Audrey Benassi, REALTOR®, Orlando, with her clients, **Joyce Oloressimo Arpon and Edward Arpon,** who relocated to Florida from New York and purchased their first home with ZipRealty.

Inside front cover:
Pat Lashinsky, President, and **Richard Sommer,** CEO, congratulate ZipRealty Corporate Employees of the Year **Michael Reagan,** Helpdesk/Data Specialist, and **Cindy Guldur,** Senior Accountant.






SOLD
REALTY
SOLD
REALTY

END